 As filed with the Securities and Exchange Commission on February 9, 1999
                                                     Registration No. 333-61697
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             AMENDMENT NO. 7
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                           KORN/FERRY INTERNATIONAL
              (Exact name of registrant as specified in charter)

           California                             7361                            95-2623879
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)        Classification Code Number)            Identification No.)

                       1800 Century Park East, Suite 900
                         Los Angeles, California 90067
                                (310) 552-1834
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                                 Peter L. Dunn
                       1800 Century Park East, Suite 900
                         Los Angeles, California 90067
                                (310) 843-4100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:

             James R. Ukropina, Esq.                            Alison S. Ressler, Esq.
              O'Melveny & Myers LLP                               Sullivan & Cromwell
        400 South Hope Street, Suite 1500                        1888 Century Park East
          Los Angeles, California 90071                      Los Angeles, California 90067
                  (213) 430-6000                                     (310) 712-6600

                                ---------------

       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.

                                ---------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]______________

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]_____________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

                                ---------------

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+Information contained herein is subject to completion or amendment. A         +
+registration statement relating to these securities has been filed with the + +Securities and Exchange Commission. These securities may not be sold nor may +
+offers to buy be accepted prior to the time the registration statement        +
+becomes effective. This prospectus shall not constitute an offer to sell or + +the solicitation of an offer to buy nor shall there be any sale of these + +securities in any State in which such offer, solicitation or sale would be + +unlawful prior to registration or qualification under the securities laws of +
+any such State.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED FEBRUARY 9, 1999

                             12,061,740 Shares

                           [LOGO OF KORN/FERRY INTL.]

                                  Common Stock
                                 (no par value)

                                   --------

Of  the shares  of  Common  Stock ("Common  Stock")  offered hereby,  9,962,332 shares are being sold by Korn/Ferry International (the "Company") and 2,099,408 shares are being sold by the Selling Shareholders named herein under "Principal  and Selling  Shareholders" (the  "Selling  Shareholders").

Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is anticipated that the initial public offering price will be between $13.00 and $15.00 per share. For information relating to the factors to be considered in determining the initial offering price to the public, see "Underwriting." The Common Stock has been approved for listing on The New York Stock Exchange under the symbol "KFY," subject to official notice of issuance.

For a discussion of material risks that should be considered in connection with an investment in the Common Stock, see "Risk Factors" on page 10 herein.

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON   THE  ACCURACY   OR   ADEQUACY  OF   THIS   PROSPECTUS.ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                       Underwriting
                                                        Discounts    Proceeds  Proceeds to
                                             Price to      and          to       Selling
                                              Public   Commissions  Company(1) Shareholders
                                            ---------  ------------ ---------- ------------
Per Share..................................   $           $           $           $
Total (2)..................................  $           $           $           $

(1) Before deduction of expenses payable by the Company estimated at $4,200,000.

(2) The Company has granted the Underwriters an option, exercisable by Credit Suisse First Boston Corporation for 30 days from the date of this Prospectus, to purchase a maximum of 1,809,261 additional shares to cover over-allotments of shares. If the option is exercised in full, the total
    Price to Public will be $    , Underwriting Discounts and Commissions will
    be $    and Proceeds to Company will be $    .

  The shares are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares will be ready for delivery
on or about     , 1999, against payment in immediately available funds.

Credit Suisse First Boston
                          Donaldson, Lufkin & Jenrette
                                                        PaineWebber Incorporated

                         Prospectus dated       , 1999.

  [Inset: Graphics with a stylized globe and text overlay reading "A tradition of Leadership," "A future of Innovation," and "A world of Opportunity."

  Gatefold: Header reading "A tradition of Leadership." Korn/Ferry logo and graphics and the following statistics: "#1 in revenues in the executive search industry since 1980;" "22% compound annual revenue growth since fiscal 1994;" "$315 total revenues in millions, and net income $5.2 million, fiscal 1998;" "5,870 search assignments, fiscal 1998;" "3750 clients, fiscal 1998;" and "43% of the Fortune 500 were clients in fiscal 1998."

  Facing Gatefold: Header reading "A future of Innovation" above graphics with Futurestep logo. Text reading "Embracing the Internet" and graphics with selected Futurestep computer screens accompanied by following text: "30 days;" "3 candidates;" "1 quality hire;" and "Our goal is 30 days to a quality hire" is placed below the logos.

  Inside Backcover: Graphics with a world map and a list of the offices of Korn/Ferry International in each of the cities in which it operates, plus pictures of individuals representing various cultures and nationalities.]



  The Company holds a number of U.S. registered and common law trademarks, as well as non-U.S. registered trademarks, which are used throughout this Prospectus. The Company has registered the following marks, among others, with the U.S. Patent and Trademark Office: "KF" and "Korn/Ferry International." Korn/Ferry International Futurestep, Inc., a subsidiary of Korn/Ferry International, has a pending trademark application with the U.S. Patent and Trademark Office for "Futurestep." In addition, a number of federally registered trademarks are used throughout this Prospectus that are not owned by the Company.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary information is qualified in its entirety by the more detailed information, including "Risk Factors" and the Company's Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) gives effect to the filing of an amendment of the Company's existing Articles of Incorporation that increases the Company's authorized capital stock and implements the four-to-one split of the Company's outstanding Common Stock that will occur prior to the consummation of the Offering, (ii) assumes no exercise of the over-allotment option granted to the Underwriters as described in "Underwriting" and (iii) assumes an initial public offering price of $14.00 per share of Common Stock, the mid-point of the range set forth on the cover of this Prospectus. Unless the context otherwise requires, all references to the "Company" and "Korn/Ferry" refer to Korn/Ferry International and its consolidated subsidiaries and affiliates. All references to "Futurestep" refer to Korn/Ferry International Futurestep, Inc., a subsidiary of the Company, or the Internet-based search service offered by the Company through that subsidiary. The Company's fiscal year ends on April 30 of each calendar year.

                                  The Company

Overview

  Korn/Ferry International is the world's largest executive search firm and has the broadest global presence in the executive search industry with 384 consultants based in 71 offices across 41 countries. The Company's global reputation, strong client relationships, senior-level search expertise, innovation and technological focus provide Korn/Ferry with distinct competitive advantages. The Company believes it has ranked first in revenues in the executive search industry since 1980 based on information provided by Kennedy Information, a leading information provider on the industry, and the Company's knowledge and experience in the industry. Since fiscal 1994, the Company has generated compound annual revenue growth of 22%. In fiscal 1998, the Company had total revenues of $315.0 million and net income of $5.2 million and performed over 5,870 assignments for more than 3,750 clients, including approximately 43% of the Fortune 500. Korn/Ferry's clients are many of the world's largest and most prestigious public and private companies, middle-market and emerging growth companies as well as governmental and not-for-profit organizations. Almost half of the searches performed by the Company in fiscal 1998 were for board level, chief executive and other senior executive officer positions. The Company has established strong client loyalty; more than 80% of the search assignments it performed in fiscal 1998 were on behalf of clients for which it had conducted multiple assignments over the last three fiscal years.

  The Company believes it is an innovator in the executive search industry and forward-thinking in addressing the fundamental transformation of the marketplace caused by the combined impact of advanced technology and the Internet. In anticipation of these changing industry dynamics, and in response to clients' demand for middle-management recruitment services, the Company recently established Futurestep, its Internet-based search service. Futurestep combines Korn/Ferry's search expertise with exclusive candidate assessment tools and the reach of the Internet to accelerate recruitment of candidates for middle-management positions. Following Futurestep's introduction in southern California and selected North American markets beginning in May 1998, approximately 122,900 candidates worldwide have completed a detailed on-line profile with Futurestep. The Company and Futurestep have entered into a contract for an exclusive alliance with The Wall Street Journal, the first of its kind in the executive search industry. The contract with The Wall Street Journal provides the Company with reduced advertising rates, requires the purchase by Futurestep of a minimum amount of print and on-line advertising and permits the use of The Wall Street Journal name in connection with promotion of the Futurestep service. The Company believes its investments in technology-based recruitment will enable it to expand its share of the middle-management recruitment market and to strengthen its leading industry position as new methodologies begin to be utilized in senior-level search.

  Korn/Ferry is also an established source of management research. For example, the Company's Annual Board of Directors Survey of the Fortune 1000, now in its 25th year, reports on the structure, policy and trends in America's corporate boardrooms and is recognized as one of the most comprehensive, long-term studies of boards available.

Industry

  According to Kennedy Information, worldwide executive search industry revenue grew at a 20% compound annual growth rate, from approximately $3.5 billion in 1993 to $7.3 billion in 1997. The Company believes that a number of favorable trends will contribute to the continued growth of the executive search industry, including: (i) the globalization of business; (ii) the demand for managers with broader skills; (iii) the increasing outsourcing of recruitment functions; and (iv) the use of advanced technology to accelerate the identification and assessment of candidates.

Growth Strategy

  Korn/Ferry's objective is to expand its leadership position as a preferred global executive search firm by offering a broad range of solutions to address its clients' management recruitment needs. The principal elements of the Company's strategy include:

  Leverage leadership in senior-level search--The Company's leadership in senior-level search enables it to grow its business by increasing the number of search assignments it handles for existing clients. The Company also believes that there are significant opportunities to develop new clients by aggressively marketing its proven global search expertise. The Company has adopted a structured approach to develop and build relationships with new and existing clients. Through its ten specialty practice groups and broad global presence, the Company maintains an in-depth understanding of the market conditions and strategic and management issues facing clients. Annually, the Company's regions, offices, individual consultants and specialty practice groups identify existing and prospective clients with substantial recurring needs for executive search services. The Company assembles teams of search consultants based on geographic, industry and functional expertise to focus on these accounts. The Company has developed a number of key relationships with prestigious multinational companies and, in fiscal 1998, completed an average of 34 search assignments each for 20 major long-standing accounts.

  Expand into the middle-management market--In response to the growing client demand for middle-management recruitment, the Company is expanding its services to address this market. With its strong senior-level client relationships, advertised recruitment services and Futurestep, Korn/Ferry is well positioned to meet its clients' middle-management recruitment needs effectively and efficiently. By moving aggressively into this segment of the market, the Company believes it can strengthen its relationships with its existing clients, develop new clients and gain a competitive advantage in marketing complementary services.

  Pursue strategic acquisitions--The Company will continue to make selected acquisitions that support its growth strategy, enhance its presence in key markets or otherwise complement its competitive strengths. The executive search industry is highly fragmented and consists of approximately 4,000 firms, the ten largest of which accounted for only 11% of the global executive search industry revenues in 1997. As the largest global executive search firm, the Company believes it has the resources to lead consolidation within the highly fragmented search industry. Since fiscal 1993, the Company has completed six acquisitions, including recent acquisitions in France and Switzerland.

  Reinforce technological focus--The Company has invested more than $25 million over the past two fiscal years in the development of an advanced global technology infrastructure to increase the speed and quality of service to its clients. The Company's worldwide databases contain profiles of over 1,000,000 executives and over 300,000 companies. The Company's systems represent a strong competitive advantage, allowing its consultants to access information and communicate effectively with each other. As the executive search industry continues to grow and as more clients seek the assistance of search firms to fill middle-management positions, an advanced technology infrastructure has become an indispensable element of the search business.

  Add new complementary services--The Company seeks to add new complementary services in response to specific client needs. For example, the Company developed Futurestep and has expanded its advertised recruitment services to address its clients' growing demand for effective middle-management recruitment. In addition, the Company is exploring complementary business opportunities, which could include recruitment outsourcing and human resources consulting. As attractive business opportunities are identified, the Company may capitalize on these opportunities through internal development, joint ventures or selected acquisitions.

  The Company believes the extensive experience and motivation of its professionals are critical factors to its success. See "Business--Professional Staff." The Company further believes it has been able to attract and retain productive search consultants (vice presidents and principals) as a result of its reputation, history of consultant equity ownership and performance-based compensation program. As of April 30, 1998, the Company's 263 vice presidents had an average of seven years' experience with the Company, 12 years in the search industry and 13 years in other industries. On average, each of the Company's consultants completed 16 search assignments in fiscal 1998. In each of the last five fiscal years, no individual consultant has accounted for any material portion of the Company's revenues.

  Upon the consummation of the Offering, the Company's employee-shareholders will continue to own approximately 66.3% of the Company. Until the fourth anniversary of the Offering, the employee-shareholders have agreed to limit their ability to sell more than half of the Common Stock owned by them immediately prior to the Offering. To align further the interests of Korn/Ferry's vice presidents and shareholders, the Company has revised its compensation program for vice presidents. In contemplation of the Offering, the revised compensation program reduces the amount of vice presidents' annual cash performance bonus payments and provides for the grant of stock options pursuant to the Company's newly adopted Performance Award Plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview" and "Management--Liquidity Schedule."

Revised Compensation Program

  The Company revised its compensation program, effective May 1, 1998 upon consummation of the Offering, to provide for a 30% reduction in the cash performance bonus amount for vice presidents and provide for the issuance of stock options at fair market value at the time of grant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview." Although the Company expects that the revised compensation program will have the effect of reducing the Company's compensation and benefits expense and increasing operating profit, no assurances can be made as to the actual impact of the revised compensation program on the Company's revenues and operating results. See "Risk Factors--Dependence on Attracting and Retaining Qualified Executive Search Consultants." The Company estimates that it accrued bonuses of approximately $10 million for the six months ended October 31, 1998 in excess of the bonus amounts it would have accrued under the revised compensation program. The Company expects to reduce the amount of bonuses accrued as compensation and benefit expense as of October 31, 1998 by approximately $10 million after the consummation of the Offering.

Non-Recurring Compensation and Benefits Expense

  The Company is expected to report a reduction in operating profit and net income in the third quarter and a substantial net loss in fiscal 1999, after giving effect to a $78.5 million non-recurring compensation and benefits expense triggered by the Offering. See "--Summary Financial and Other Data," "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Overview" and "--Recent Events." Because of this expense incurred in connection with the Offering, the Company's shareholders' equity account will have a retained deficit immediately after consummation of the Offering. It is expected that the Company, by applying an alternative calculation method specified in the California Corporations Code, will have approximately $100 million available immediately after consummation of the Offering for dividend payments or repurchases of its capital stock. See "Dividend Policy" and "Description of Capital Stock."

Corporate Information

  The Company was incorporated in November 1969 under the laws of the State of California. The Company's principal executive offices are located at 1800 Century Park East, Suite 900, Los Angeles, California 90067, and its telephone number is (310) 552-1834. The Company's website address is www.kornferry.com and Futurestep's website address is www.futurestep.com. Neither the information contained in the websites of the Company and Futurestep nor the websites linked to the websites of the Company and Futurestep shall be deemed to be a part of this Prospectus.

                                  The Offering

Common Stock offered by:

  The Company.....................    9,962,332 shares

  The Selling Shareholders........    2,099,408 shares

     Total.......................    12,061,740 shares

Common Stock outstanding after the
 Offering........................... 35,824,424 shares(1)

Use of proceeds..................... Of the estimated net proceeds to the
                                     Company of $128.9 million, the Company
                                     intends (i) to use approximately
                                     $33.5 million to complete the redemption by the Company of certain shares of its capital stock, including $0.1 million to redeem the outstanding shares of Series A Preferred Stock and $1.4 million to redeem the outstanding shares of Series B Preferred Stock, (ii) to apply
                                     $4.5 million to pay existing obligations of the Company to former holders of phantom units and stock appreciation rights, (iii) to use $4.3 million to repay its term loan and (iv) to retain $86.6 million for possible future acquisitions, working capital and general corporate purposes, including the expansion of Futurestep and continued development of technology, information systems and infrastructure. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Events" and "Certain Transactions--Additional
                                     Redemption Amounts." While the Company
                                     will not receive any proceeds from the
                                     sale of shares of Common Stock in the
                                     Offering by the Selling Shareholders, it will receive approximately $3.0 million from the repayment by certain Selling Shareholders of loans from the Company to those Selling Shareholders.

Proposed New York Stock Exchange
 symbol............................. KFY
--------

(1) Includes (a) the redemption of 397,640 shares of Common Stock in the third quarter of fiscal 1999, (b) the issuance of 437,652 shares to new vice presidents promoted or hired after August 17, 1998 and (c) the anticipated redemption of 1,200,000 shares of Common Stock. Excludes an aggregate of 7,000,000 shares of Common Stock comprised of 2,250,000 shares of Common Stock issuable upon the exercise of stock options that will be granted upon consummation of the Offering and 4,750,000 shares of Common Stock reserved for future issuance under the Company's Performance Award Plan. See "Management--Benefit Plans--Performance Award Plan."

                        Summary Financial and Other Data
            (in thousands, except per share amounts and other data)

  The following table sets forth certain summary financial and other operating data for the Company. This information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, "Selected Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                Six Months
                                  Fiscal Year Ended April 30,                Ended October 31,
                          --------------------------------------------    -----------------------
                            1994     1995     1996     1997   1998(1)        1997       1998(1)
                          -------- -------- -------- -------- --------    ----------- -----------
                                                                          (unaudited) (unaudited)
Statement of Operations
 Data:
Total revenues..........  $143,608 $187,888 $230,217 $272,561 $315,025     $147,135    $183,762
 Less reimbursed
  candidate expenses....     4,440    6,627    8,731   12,137   14,470        6,804       8,073
                          -------- -------- -------- -------- --------     --------    --------
Net revenues............   139,168  181,261  221,486  260,424  300,555      140,331     175,689
Compensation and
 benefits...............    86,745  116,363  140,721  166,854  197,790       96,135     116,380
General and
 administrative
 expenses...............    39,362   48,630   64,419   73,005   84,575       35,872      51,961
                          -------- -------- -------- -------- --------     --------    --------
Operating profit........    13,061   16,268   16,346   20,565   18,190        8,324       7,348(2)
Interest expense........     1,991    2,323    3,683    3,320    4,234        1,740       2,582
                          -------- -------- -------- -------- --------     --------    --------
Income before provision
 for income taxes and
 non-controlling
 shareholders'
 interests..............    11,070   13,945   12,663   17,245   13,956        6,584       4,766
Provision for income
 taxes..................     4,224    5,322    3,288    6,658    6,687        3,131       2,069
Non-controlling
 shareholders'
 interests(3)...........     1,788    2,139    1,579    1,588    2,025        1,015       1,324
                          -------- -------- -------- -------- --------     --------    --------
Net income..............  $  5,058 $  6,484 $  7,796 $  8,999 $  5,244(4)  $  2,438    $  1,373(4)
                          ======== ======== ======== ======== ========     ========    ========
Net income per share
 Basic..................  $   0.24 $   0.30 $   0.38 $   0.42 $   0.24     $   0.11    $   0.05
 Diluted................      0.21     0.27     0.36     0.40     0.23(5)      0.11        0.05(5)
Weighted average common
 shares outstanding
 Basic..................    21,139   21,874   20,390   21,382   21,885       21,403      26,007
 Diluted................    26,255   25,607   23,019   23,481   23,839(5)    23,280      27,242(5)
Other Data:
Total revenues by
 region:
 North America..........  $ 75,770 $ 97,950 $111,513 $135,192 $162,618     $ 72,426    $ 96,982
 Europe.................    37,913   49,769   68,890   77,505   86,180       39,869      52,699
 Asia/Pacific...........    13,876   21,227   29,921   34,532   34,811       19,041      16,789
 Latin America..........    16,049   18,942   19,893   25,332   31,416       15,799      17,292
Number of offices (at
 period end)............        54       59       62       66       71           66          71
Average number of
 consultants............       230      258      284      311      357          348         392
Number of assignments...     3,449    3,570    4,113    4,774    5,879        2,914       3,283

                                                              October 31, 1998
                                                            --------------------
                                                                         As
                                                             Actual  Adjusted(6)
                                                            -------- -----------
                                                                (unaudited)
Balance Sheet Data:
Cash and cash equivalents.................................. $ 23,277  $112,088
Working capital............................................   24,557   114,368
Total assets...............................................  187,439   273,875
Total long-term debt.......................................    7,102     3,852
Total mandatorily redeemable stock, net....................   63,185       --
Shareholders' equity.......................................    2,656   156,527

--------
(1) The Company revised its compensation program, effective May 1, 1998 upon consummation of the Offering, to provide for a 30% reduction in the cash performance bonus amount for vice presidents and provide for the issuance of stock options at fair market value at the time of grant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." Although the Company expects that the revised compensation program will have the effect of reducing the Company's compensation and benefits expense and increasing operating profit, no assurances can be made as to the actual impact of the revised compensation program on the Company's revenues and operating results. See "Risk Factors--Dependence on Attracting and Retaining Qualified Executive Search Consultants." The Company estimates that it accrued bonuses of approximately $10 million for the six months ended October 31, 1998 in excess of the bonus amounts it would have accrued under the revised compensation program. The Company expects to reduce the amount of bonuses accrued as compensation and benefit expense as of October 31, 1998 by approximately $10 million after the consummation of the Offering.

(2) For the six months ended October 31, 1998, operating profit included losses generated by Futurestep of $7.1 million.

(3) Represents the non-controlling majority shareholders' interests in the Company's Mexican subsidiaries.

(4) Upon consummation of the Offering, the Company expects to incur a $78.5 million non-recurring compensation and benefits expense comprised of (a) $45.4 million representing the difference between the issuance price of the shares issued by the Company in the period beginning twelve months before the initial filing date of the Offering and the fair market value of the shares at the date of grant, (b) $28.6 million from the completion of the redemption by the Company of certain shares of its capital stock, including the payment of additional redemption amounts to certain shareholders under the terms of a 1994 stock redemption agreement and (c) $4.5 million from the payment of existing obligations to former holders of phantom units and stock appreciation rights. The Company's net income for the quarter in which the Offering is consummated will be reduced by $78.5 million after giving effect to this non-recurring compensation and benefits expense. In addition, a charge to earnings relating to staff downsizing, modification to existing stock repurchase agreements and office rationalization of approximately $5.4 million to $7.2 million may be incurred by the Company over the course of the Company's third and fourth quarters in fiscal 1999 as the costs are finalized along with a $2.8 million charge related to the resignation of Michael D. Boxberger. As a result, the Company is expected to report a reduction in operating profit and earnings in the third quarter and a substantial net loss for fiscal 1999 after giving effect to these expenses and charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Events," "Certain Transactions--Additional Redemption Amounts" and Notes 5, 6 and 15 of Notes to Consolidated Financial Statements.

(5) Pursuant to the Company's revised compensation program, options covering approximately 2,250,000 shares of Common Stock will be granted at fair market value upon consummation of the Offering and therefore will not be included in calculating diluted net income per share or shares outstanding at the issuance date.

(6) Adjusted for the Offering and application of the estimated net proceeds therefrom, including completion of the redemption by the Company of certain shares of its capital stock (including Series A Preferred Stock), redemption of the outstanding shares of Series B Preferred Stock and payment of existing obligations of the Company to former holders of phantom units and stock appreciation rights. See "Use of Proceeds," "Capitalization" and "Certain Transactions--Additional Redemption Amounts." In connection with the Offering, each shareholder of the Company who had entered into a Stock Repurchase Agreement entered into an Amended Repurchase Agreement. Each Amended Repurchase Agreement will become effective upon the consummation of the Offering and eliminates the obligation of the shareholders to sell his or her shares, and the Company to repurchase such shares, at book value. Accordingly, upon consummation of the Offering, none of the outstanding common shares will be mandatorily redeemable by the Company. Shareholders equity has been adjusted by approximately $60.4 million to reflect the reclassification of these shares as part of permanent equity.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock. This Prospectus contains forward-looking statements that are based on the beliefs of the Company's management, as well as assumptions made by, and information currently available to, the Company's management. Because such statements involve risks and uncertainties, actual actions and strategies, the Company's future results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Factors that could cause or contribute to such material differences include, but are not limited to, those discussed below.

Competition

  The global executive search industry is highly competitive and fragmented. Korn/Ferry competes for executive search business in four major geographic markets: North America, Europe, Asia/Pacific and Latin America. According to industry sources, Korn/Ferry ranked first in revenues in North America, Latin America and the Asia/Pacific region and is ranked third in Europe. In North America, in addition to competition from other multinational executive search firms, such as Heidrick & Struggles International, Inc., SpencerStuart & Associates and Russell Reynolds Associates, Korn/Ferry faces competition from boutique firms focusing on executive search assignments in particular industries. In Europe, Korn/Ferry competes primarily with the European affiliate of Heidrick & Struggles International, Inc. and the local offices of Egon Zehnder International, in addition to local firms specializing in their regions. In the Asia/Pacific region, most of Korn/Ferry's competition is provided by five major executive search firms, including Egon Zehnder International and Russell Reynolds Associates. In Latin America, Korn/Ferry competes principally with Egon Zehnder International, although other executive search firms have recently expanded into the region. In each of these markets, the Company's competitors may possess greater resources, greater name recognition and longer operating histories than the Company, which may afford these firms advantages in obtaining future clients and attracting qualified professionals in these markets.

  Historically, there have been few barriers to entry into the executive search industry and new executive search firms continue to enter the market. In addition, the Company believes that with the continuing development and increased availability of information technology, the executive search industry may attract new competitors. Specifically, the advent and increased use of the Internet may attract technology-oriented companies to the executive search industry. See "Business--Competition." There can be no assurance that the Company will be able to continue to compete effectively against existing or potential competitors. In addition, increased competition may lead to characterization of executive search services as fungible, resulting in pricing pressures, requiring the Company to execute more searches or execute searches more efficiently in order to remain competitive. There can be no assurance that such pricing pressures will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

Dependence on Attracting and Retaining Qualified Executive Search Consultants

  The Company's success depends upon its ability to attract and retain qualified consultants who possess the skills and experience necessary to satisfy its clients' executive search needs. The Company competes with other executive search firms for qualified consultants. The failure of the Company to identify and hire consultants with the requisite experience, skills and established client relationships could have a material adverse effect on the Company's business, financial condition and results of operations. Although executive search firms strive to provide benefits and incentives to retain their search consultants, many firms have experienced consultant turnover. Consultants are paid salaries with the potential to earn substantially greater performance-based bonuses. A majority of the Company's revenues have been and will continue to be utilized to pay consultant compensation. Any diminution in the Company's reputation, reduction in the Company's compensation levels or restructuring of the Company's compensation system, whether as a result of insufficient revenues, a decline in the market price of the Common Stock after the Offering or for any other reason, could impair the Company's ability to retain existing or attract additional qualified consultants. In connection with the Offering, the Company has adopted a revised compensation program featuring equity-based incentives, which were not previously a part of its compensation structure. There can be no assurance that these changes to the Company's compensation programs will not adversely affect the Company's ability to attract and retain consultants or its revenues or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Management--Executive Participation Programs--Executive Participation Program."

Portability of Client Relationships

  The Company's success depends upon the ability of its executive search consultants to develop and maintain relationships with its clients. Notwithstanding the existence of a non-competition agreement, when a consultant leaves one search firms and joins another, clients that have established relationships with the departing consultant may move their business to the consultant's new employer. The loss of one or more clients is more likely to occur if the departing consultant enjoys widespread name recognition or has developed a reputation as a specialist in executing searches in a particular industry. The Company's failure to retain its most productive consultants or maintain the quality of service to which its clients are accustomed, and the ability of a departing consultant to move business to his or her new employer, could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Dependence on Attracting and Retaining Qualified Executive Search Consultants."

Effect of Global Economic Fluctuations

  Demand for the Company's services is significantly affected by the general level of economic activity in the regions and industries in which the Company operates. When economic activity slows, many companies hire fewer permanent employees. Therefore, a significant economic downturn, especially in regions or industries where the Company's operations are heavily concentrated, such as the financial services industry, could have a material adverse effect on the Company's business, results of operations and financial condition. In fiscal 1998, approximately 11% of the Company's total revenues, and 4% of its operating profits, were derived from the Asia/Pacific region and approximately 10% of the Company's total revenues, and 35% of its operating profits, were derived from the Latin America region. In the recent past, the global financial markets, especially in Asia and Latin America, have experienced significant turmoil, negatively impacting the revenues and operating profits of the Company's operations. There can be no assurance that such turmoil in the Asian and Latin American financial markets will not negatively affect the Company in those regions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Risks Associated with Global Operations

  The Company has 71 offices in 41 countries and generates approximately half its total revenues from operations outside of North America. There are certain risks inherent in transacting business worldwide, such as changes in applicable laws and regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing global operations, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, repatriation controls and potential adverse tax consequences. The Company has no hedging or similar foreign currency contracts and therefore fluctuations in the value of foreign currencies could adversely impact the profitability of the Company's global operations. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's business, financial condition or results of operations.

Restrictions Imposed by Off-Limits Agreements

  Either by agreement with clients, or for client relations or marketing purposes, executive search firms frequently refrain, for a specified period of time, from recruiting employees of a client, and possibly other entities affiliated with such client, when conducting searches on behalf of other clients (an "off-limits agreement"). Off-limits agreements generally remain in effect for one or two years following completion of an assignment. The duration and scope of the off-limits agreement, including whether it covers all operations of the client and its affiliates or only certain divisions of a client, generally are subject to negotiation or internal policies and may depend on such factors as the length of the client relationship, the frequency with which the executive search firm has been engaged to perform executive searches for the client and the amount of revenue the executive search firm has generated or expects to generate from the client. Some of the Company's clients are recognized as industry leaders and employ a significant number of qualified executives who are potential recruitment candidates for other companies. The Company's inability to recruit employees of such a client may make it difficult for the Company to obtain search assignments from, or to fulfill search assignments for, other companies in that client's industry. There can be no assurance that off-limits agreements will not impede the Company's growth or its ability to attract and serve new clients, or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

Implementation of Acquisition Strategy

  The Company's ability to grow and remain competitive may depend on its ability to consummate strategic acquisitions of other executive search firms. Although the Company frequently evaluates possible acquisitions, there can be no assurance that the Company will be successful in identifying, financing and completing such acquisitions. An acquired business may not achieve desired levels of revenue, profitability or productivity or otherwise perform as expected. In addition, growth through acquisition of existing firms involves risks such as diversion of management's attention, difficulties in the integration of acquired operations, difficulties in retaining personnel, increased off-limits conflicts, assumption of liabilities not known at the time of acquisition and tax and accounting issues, some or all of which could have a material adverse effect on the Company's business, results of operations and financial condition. The Company may finance future acquisitions in whole or in part with Common Stock, indebtedness or cash.

Ability to Manage Growth

  The future growth of the Company will result in new and increased responsibilities for the Company's management personnel as well as increased demands on the Company's internal systems, procedures and controls, and its managerial, administrative, financial, marketing, information and other resources. These new responsibilities and demands may adversely affect the Company's performance. Moreover, the Company intends to continue to open new offices and to develop new practice areas or lines of business complementary to its core services, which may entail certain start-up and maintenance costs that could be substantial. The failure of the Company to continue to improve its internal systems, procedures and controls, to open new offices, to develop new practice areas or otherwise to manage growth successfully could have a material adverse effect on the Company's business, results of operations and financial condition.

Risks Related to the Development and Growth of Futurestep

  The acceptance of Futurestep is dependent on the use of the Internet by candidates, the ability of the Company to attract candidates to Futurestep's website and client acceptance of Futurestep's recruitment services. In addition, the Company believes the contract among the Company, Futurestep and The Wall Street Journal is important for attracting candidates and clients to Futurestep. The initial term of the contract extends through June 2001. The contract with The Wall Street Journal obligates the Company and Futurestep to make minimum annual payments to The Wall Street Journal for print and on-line advertising during its initial term and requires significant payments by the Company and Futurestep in the event the contract is terminated prior to expiration of the initial term or any renewal term. Premature termination of the contract with The Wall Street Journal could have a material adverse effect on the growth of Futurestep's business and any such termination payments could have a material adverse effect on the business, results of operations and financial condition of the Company and Futurestep. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview." In addition, the development of Futurestep will involve substantial expenditures and the Company believes Futurestep will generate operating losses through at least the end of fiscal 2000. The limited operating history of Futurestep makes the prediction of future results of operations difficult and there can be no assurance that Futurestep's operating losses will not increase in the future or that Futurestep will ever achieve or sustain profitability.

  Futurestep's success also depends upon the development and maintenance of a viable Internet infrastructure to support continued growth in the number of users and the increased service requirements of existing users. Because the operation of the Internet is dependent upon the proper execution of computer programs, the Internet is susceptible to outages and delays caused from unanticipated Year 2000 issues. See "--Impact of Year 2000 Issue." The Internet has already experienced interrupted service resulting from damage to portions of its infrastructure. Such outages and delays, including those that may arise from Year 2000 problems, could adversely affect the ability of websites to properly function and reduce the level of traffic on the Internet. Finally, there can be no assurance that Futurestep's results of operations would not be adversely affected by inadequate development of the infrastructure and the products and services necessary to maintain and expand the Internet.

Reliance on Information Systems

  The Company's success depends in large part upon its ability to store, retrieve, process and manage substantial amounts of information. To achieve its strategic objectives and to remain competitive, the Company must continue to develop and enhance its information systems, which may require the acquisition of equipment and software and the development, either internally or through independent consultants, of new proprietary software. The Company's inability to design, develop, implement and utilize, in a cost-effective manner, information systems that provide the capabilities necessary for the Company to compete effectively, or any interruption or loss of the Company's information processing capabilities, for any reason, including but not limited to unanticipated Year 2000 issues, could have a material adverse effect on the Company's business, results of operations and financial condition. See "-- Impact of Year 2000 Issue" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000 Issue."

Impact of Year 2000 Issue

  The Year 2000 issue is the result of computer programs being written to use two digits to define year dates. Computer programs running date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This defect could result in systems failure or miscalculations causing disruptions of operations. The Company utilizes information technology to facilitate (i) its internal search processes and inter-office communications,
(ii) communications with candidates and clients and (iii) its financial management systems and other support systems.

  In fiscal 1998, the Company commenced an inventory and Year 2000 assessment of its principal computer systems, network elements, software applications and other business systems. The Company has determined that an information system used in its London office is not Year 2000 compliant, and the Company will replace the non-compliant system with a Year 2000 compliant system in calendar year 1999.

  The Company utilizes third party on-line information services and the Internet to communicate and to retrieve information about potential candidates and clients, but the Company's primary business does not depend on material relationships with third party vendors although the Company utilizes third party vendors for a number of functions, including its automated payroll functions, insurance and investment of pension funds. Failure of these third parties to have their systems Year 2000 compliant may have a material adverse effect on the Company's operations.

  Failure of search-related systems to be Year 2000 compliant might force the Company to use different Year 2000 compliant systems to conduct searches and might decrease productivity. Any failure of the Company's financial systems to be Year 2000 compliant could hinder timely reporting of financial data and processing of financial information as these functions would have to be performed manually using non-networked computers. If any non-information technology systems are not Year 2000 compliant, the Company will need to repair or replace such systems. The Company believes that failure to be Year 2000 compliant will not have a significant impact on its human resource systems. The Company's interruption or loss of information processing capabilities due to Year 2000 issues could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Impact of Year 2000 Issue."

Employment Liability Risk

  Executive search firms are exposed to potential claims with respect to the executive search process. A client could assert a claim for such matters as breach of an off-limits agreement or recommending a candidate who subsequently proves to be unsuitable for the position filled. Further, the current employer of a candidate who is placed by the Company could file a claim against the Company alleging interference with an employment contract. In addition, a candidate could assert an action against the Company for failure to maintain the confidentiality of the candidate's employment search or for alleged discrimination or other violations of employment law by a client of the Company. The Company maintains professional liability insurance in such amounts and with such coverages and deductibles as it believes are adequate to cover such claims. There can be no assurance, however, that the Company's insurance will cover all such claims or that its insurance coverage will continue to be available at economically feasible rates. See "Business-- Insurance."

Voting Control by Current Shareholders

  Immediately after the Offering, the current shareholders of the Company will be the beneficial owners of 23,762,684 shares of Common Stock, representing approximately 66.3% of the then issued and outstanding shares of Common Stock (63.1% if the over-allotment option is exercised in full). Immediately after the Offering, such shareholders will continue to have sufficient voting power to elect the entire Board of Directors of the Company and, in general, to determine (without the consent of the Company's other shareholders) the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company's assets, and also the power to prevent or cause a change in control of the Company. See "Management" and "Principal and Selling Shareholders."

Management Discretion Concerning Use of Proceeds

  Most of the net proceeds of the Offering to the Company have not been designated for specific uses, and management will have substantial discretion in using the proceeds of the Offering. The failure of management to apply the proceeds effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds."

Possible Volatility of Stock Price

  There can be no assurance that an active trading market for the Common Stock will develop as a result of the Offering or, if a trading market does develop, that it will be sustained or that the shares of Common Stock could be resold at or above the initial public offering price. The initial public offering price of the Common Stock offered hereby will be determined through negotiations among the Company, the Selling Shareholders and the representatives of the Underwriters and may not be indicative of the price at which the Common Stock will actually trade after the Offering. In determining such price, consideration will be given to various factors, including market conditions for the initial public offering, the past history of and prospects for the Company's business, operations, earnings and financial position, an assessment of the Company's management, the market for securities of companies in businesses similar to those of the Company, the general condition of the securities markets and other relevant factors.

  After completion of the Offering, the market price of the Common Stock could be subject to significant variation due to fluctuations in the Company's operating results, changes in earnings estimates by securities analysts, the degree of success the Company achieves in implementing its business strategy, changes in business conditions affecting the Company, its customers or its competitors, and other factors. In particular, the market price of the Common Stock could be adversely affected as a result of the $78.5 million non-recurring compensation and benefits expense the Company will report in the fiscal quarter in which the Offering is consummated and an additional charge to earnings relating to staff downsizing, modification to existing stock repurchase agreements and office rationalization of approximately $5.4 million to $7.2 million that may be incurred by the Company over the course of the Company's third and fourth quarters in fiscal 1999 as the costs are finalized. As a result of these transactions the Company is expected to report a reduction in operating profit and earnings in the third quarter and a substantial net loss for fiscal 1999 after giving effect to those charges. See "Selected Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Recent Events." In addition, the stock market may experience volatility that affects the market prices of companies in ways unrelated to the operating performance of such companies, and such volatility may adversely affect the market price of the Common Stock.

Shares Eligible for Future Sale

  Upon consummation of the Offering, the Company will have outstanding an aggregate of 35,824,424 shares of Common Stock (37,633,685 shares if the over-allotment option is exercised in full). Of these shares, all of the 12,061,740 shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are purchased by affiliates of the Company as that term is defined in Rule 144 under the Securities Act ("Affiliates"). The remaining 23,762,684 shares of Common Stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold to the public only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act. Beginning 90 days after the date of this Prospectus, 19,150,788 shares will be eligible for sale pursuant to Rule 144, provided the conditions of Rule 144 are met, subject to the lock-up agreements described below. Future sales of substantial amounts of Common Stock after the Offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock. In addition, the Company has the authority to issue additional shares of Common Stock and shares of one or more series of preferred stock. The issuance of such shares could result in the dilution of the voting power of the shares of Common Stock purchased in the Offering and could have a dilutive effect on earnings per share.

  Under a lockup agreement, each of the Company and the existing shareholders of the Company has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Company without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus, except, in the case of the Company, for the grant of options and sale of shares under the Company's stock benefit plans. Thereafter, certain parties may also sell shares under Rule 144 of the Securities Act. See "Description of Capital Stock," "Shares Eligible for Future Sale" and "Underwriting."

  Substantially all of the Company's existing shareholders have agreed to be subject to a liquidity schedule that limits their ability to sell their current Common Stock holdings. See "Management--Liquidity Schedule."

Anti-Takeover Provisions; Possible Issuance of Preferred Stock

  The Company's Amended and Restated Articles of Incorporation (the "Articles") and Amended and Restated Bylaws (the "Bylaws") and applicable law contain provisions that could have the effect of inhibiting a non-negotiated merger or other business combination. In particular, the Articles provide for a staggered Board of Directors and do not permit cumulative voting. In addition, the Articles authorizes the Board of Directors to issue shares of preferred stock, and fix the rights and preferences thereof, without a vote of its shareholders. Although no shares of preferred stock will be outstanding upon consummation of the Offering, and the Company has no present plans to issue any shares of preferred stock, the rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Certain of these provisions may have anti-takeover effects and may delay, deter or prevent a change in control of the Company that shareholders might otherwise consider in their best interests. Moreover, the existence of these provisions may depress the market price of the Common Stock. The Company's Bylaws also limit the ability of shareholders to raise certain matters at a meeting of shareholders without giving advance notice. See "Description of Capital Stock--Preferred Stock" and "--Certain Anti-Takeover Effects."

Substantial and Immediate Dilution

  The initial public offering price of the Common Stock offered in the Offering will be substantially higher than the net tangible book value per share of the currently outstanding Common Stock. Therefore, purchasers of Common Stock in the Offering will experience immediate and substantial dilution of $9.93 per share. See "Dilution."

Absence of Dividends

  The Company does not anticipate declaring or paying any cash dividends on its Common Stock in the foreseeable future. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors. Because of certain non-recurring compensation and benefits expenses incurred in connection with the Offering, the Company's shareholder equity account will have a retained deficit immediately after consummation of the Offering. It is expected that the Company, by applying an alternative calculation method specified in the California Corporations Code, will have approximately $100 million available immediately after consummation of the Offering for dividend payments or repurchases of its capital stock. See "Dividend Policy."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 9,962,332 shares of Common Stock offered by it, after deducting the offering expenses and the estimated underwriting discounts and commissions payable by the Company, are estimated to be $128.9 million ($152.0 million if the over-allotment option is exercised in full), assuming an initial public offering price of $14.00 per share (the mid-point of the offering range set forth on the cover page of this Prospectus). The Company will not receive any proceeds from the sale of shares of Common Stock in the Offering by the Selling Shareholders. However, approximately $3.0 million of the proceeds from the sale of shares of Common Stock in the Offering by certain Selling Shareholders will be paid to the Company to reduce the amount of loans outstanding from the Company to them incurred in connection with their original purchase of shares of Common Stock. As of October 31, 1998, the Company had $12.8 million of notes receivable from shareholders.

  The Company intends (i) to use approximately $33.5 million of the net proceeds from the Offering to complete the redemption by the Company of certain shares of its capital stock, including $0.1 million to redeem the outstanding shares of Series A Preferred Stock and $1.4 million to redeem the outstanding shares of Series B Preferred Stock, (ii) to apply $4.5 million to pay existing obligations of the Company to former holders of phantom units and stock appreciation rights, (iii) to use $4.3 million to repay its term loan and (iv) to retain $86.6 million for possible future acquisitions, working capital and general corporate purposes, including the expansion of Futurestep and continued development of technology, information systems and infrastructure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Events" and "Certain Transactions--Additional Redemption Amounts." Pending such uses, the Company intends to invest such funds in interest-bearing government and investment grade securities, certificates of deposit, bank deposits, commercial paper or other short-term debt instruments. The term loan matures in November 2002 and bears interest at the bank's prime rate less one-half percent.

                                DIVIDEND POLICY

  Since April 30, 1996, the Company has not paid any dividends. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors. The Company intends to retain future earnings to finance its operations and growth and does not anticipate declaring or paying any cash dividends on its Common Stock in the foreseeable future. Because of certain non-recurring compensation and benefits expenses incurred in connection with the Offering, the Company will have a retained deficit immediately after consummation of the Offering. It is expected that the Company, by applying an alternative calculation method specified in the California Corporations Code, will have approximately $100 million available immediately after consummation of the Offering for dividend payments or repurchases of its capital stock. See "Risk Factors--Absence of Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the cash and cash equivalents, long-term debt and capitalization of the Company as of October 31, 1998, on (i) an actual basis and (ii) an as adjusted basis to give effect to the Offering and the application of the estimated net proceeds therefrom (including approximately $3.0 million to be received by the Company from the Selling Shareholders). The capitalization of the Company should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                        As of October 31, 1998
                                                        -----------------------
                                                          Actual    As Adjusted
                                                        (unaudited) (unaudited)
                                                        ----------- -----------
                                                        (Dollars in thousands)
Cash and cash equivalents..............................  $ 23,277    $112,088
                                                         ========    ========
Current portion of long-term debt......................  $  2,696    $  1,696
Long-term debt, less current portion...................     7,102       3,852
                                                         --------    --------
Mandatorily redeemable common and preferred stock (1)
  Series A preferred stock, no par value; 10,000 shares
   authorized, 8,600 shares issued and outstanding and
   no shares authorized, issued and outstanding on an
   as adjusted basis...................................        63         --
  Series B preferred stock, no par value; 150,000
   shares authorized, 121,000 shares issued and
   outstanding and no shares authorized, issued and
   outstanding on an as adjusted basis.................     1,389         --
  Common stock, no par value; 26,102,000 shares issued
   and outstanding and no shares outstanding on an as
   adjusted basis .....................................    74,563         --
  Notes receivable from shareholders and other unpaid
   shares..............................................   (12,830)        --
                                                         --------    --------
    Total mandatorily redeemable common and preferred
     stock.............................................    63,185         --
                                                         --------    --------
Shareholders' equity
  Preferred stock, no par value; 50,000,000 shares
   authorized, no shares issued and outstanding on an
   as adjusted basis...................................       --          --
  Common stock, no par value; 150,000,000 shares
   authorized,
   920,000 shares issued and outstanding and 36,984,000
   shares (2)
   issued and outstanding on an as adjusted basis......       --      196,719
  Additional paid in capital (3).......................       --       45,442
  Retained earnings (deficit) (4)(5)...................     2,656     (75,830)
  Notes receivable from shareholders and other unpaid
   shares..............................................       --       (9,804)
                                                         --------    --------
    Total shareholders' equity (6).....................     2,656     156,527
                                                         --------    --------
    Total capitalization...............................  $ 75,639    $162,075
                                                         ========    ========

--------
(1) The common stock and preferred stock of the Company classified under mandatorily redeemable common and preferred stock are subject to mandatory repurchase agreements which require the classification of such capital stock as mandatorily redeemable common and preferred stock.

(2) Excludes (a) the redemption of 397,640 shares of Common Stock in the third quarter of fiscal 1999, (b) the anticipated issuance of 437,652 shares of Common Stock to new vice presidents promoted or hired after August 17, 1998 and (c) the anticipated redemption of 1,200,000 shares of Common Stock prior to the consummation of the Offering. Also excludes an aggregate of 7,000,000 shares of Common Stock comprised of 2,250,000 shares issuable upon the exercise of stock options that will be granted upon consummation of the Offering and 4,750,000 shares of Common Stock reserved for issuance under the Performance Award Plan. See "Management-- Benefit Plans--Performance Award Plan."

(3) Reflects the difference between the issuance price of the shares issued by the Company in the twelve months preceding the initial filing date of the Offering and the fair market value of the shares at the date of grant.

(4) Reflects the effect of the $78.5 million non-recurring compensation and benefits expense related to (a) the difference between the issuance price of the shares issued by the Company in the period beginning twelve months before the initial filing date of the Offering and the fair market value of the shares at the date of grant, (b) completion of the redemption by the Company of certain shares of its capital stock, including the payment of additional redemption amounts to certain shareholders under the terms of a 1994 stock redemption agreement and (c) the payment of existing obligations to former holders of phantom units and stock appreciation rights.

(5) Does not reflect a charge to earnings relating to staff downsizing, modification to existing stock repurchase agreements and office rationalization of approximately $5.4 million to $7.2 million that may be incurred by the Company over the course of the Company's third and fourth quarters in fiscal 1999 as those costs are finalized along with a $2.8 million charge related to the resignation of Michael D. Boxberger. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Events" and Notes 5, 6 and 15 of Notes to Consolidated Financial Statements.

(6) In connection with the Offering, each shareholder of the Company who had entered into a Stock Repurchase Agreement entered into an Amended Repurchase Agreement. Each Amended Repurchase Agreement will become effective upon the consummation of the Offering and eliminates the obligation of the shareholder to sell his or her shares, and the Company to repurchase such shares, at book value. Accordingly, upon consummation of the Offering, none of the outstanding common shares will be mandatorily redeemable by the Company. Shareholders equity has been adjusted by approximately $60.4 million to reflect the reclassification of these shares as part of permanent equity.

                                   DILUTION

  As of October 31, 1998, the Company had a net tangible book value of $59.7 million or $2.21 per share of Common Stock based upon 27,022,080 shares of Common Stock outstanding. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities, excluding mandatorily redeemable Common Stock and preferred stock of the Company) as of such date by the number of shares of Common Stock outstanding as of such date. Without giving effect to any changes in the net tangible book value other than (i) the receipt and application by the Company of estimated net proceeds from the sale of the 9,962,332 shares of Common Stock sold by the Company in the Offering at an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this Prospectus) and (ii) the reduction in shareholders' equity of $38.0 million resulting from the payment of $33.5 million to complete the redemption by the Company of certain shares of its capital stock (including Series A Preferred Stock and Series B Preferred Stock) and payment of $4.5 million to satisfy existing obligations of the Company to former holders of phantom units and stock appreciation rights (the "Stock Redemption Transaction"), the Company's pro forma net tangible book value as of October 31, 1998 would have been $150.4 million, or $4.07 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $1.86 per share to the existing shareholders and an immediate dilution of $9.93 per share to new investors purchasing shares in the Offering. The following table illustrates this per share dilution to new investors:

   Initial public offering price per share.......................        $14.00
     Net tangible book value per share as of October 31, 1998
      before the Offering........................................ $2.21
     Increase in net tangible book value per share attributable to new investors in the Offering...........................  2.79
     Effect of Stock Redemption Transaction...................... (0.93)
                                                                  -----
   Pro forma net tangible book value per share as of October 31,
    1998 after giving effect to the Offering and the Stock
    Redemption Transaction.......................................          4.07
                                                                         ------
   Dilution per share to new investors...........................        $ 9.93
                                                                         ======

  The following table sets forth, on a pro forma basis as of October 31, 1998 after giving effect to the Offering and the Stock Redemption Transaction described above, the number of shares purchased from the Company, the total consideration paid and the average price per share paid by existing shareholders and the new investors purchasing shares of Common Stock from the Company in the Offering.

                             Shares of Common
                             Stock Purchased   Total Consideration   Average
                            ------------------ --------------------   Price
                              Number   Percent    Amount    Percent Per Share
                            ---------- ------- ------------ ------- ---------
   Existing
    shareholders(1)........ 27,022,080   73.1% $ 74,563,000   34.8%  $ 2.76
   New investors(1)........  9,962,332   26.9   139,472,648   65.2    14.00
                            ----------  -----  ------------  -----
   Total................... 36,984,412  100.0% $214,035,648  100.0%
                            ==========  =====  ============  =====

--------

(1) Sales by Selling Shareholders in the Offering will reduce the number of shares of Common Stock held by existing shareholders to 23,762,684 shares or approximately 66.3% (approximately 63.1% if the over-allotment option is exercised in full) and will increase the number of shares held by new investors to 12,061,740 shares or approximately 33.7% (13,871,000 shares or approximately 36.9% if the over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Shareholders."

 The foregoing table excludes share issuances and redemptions subsequent to October 31, 1998 and an aggregate of 7,000,000 shares of Common Stock comprised of 2,250,000 shares of Common Stock issuable upon the exercise of stock options that will be granted upon consummation of the Offering and 4,750,000 shares of Common Stock reserved for future issuance under the Performance Award Plan. See "Management--Benefit Plans--Performance Award Plan." To the extent these options are exercised, there will be further dilution to new investors.

                       SELECTED FINANCIAL AND OTHER DATA
                   (in thousands, except per share amounts)

  The following selected financial data are qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. The selected statement of operations data set forth below for the Company for the fiscal years ended April 30, 1996, 1997 and 1998 and the balance sheet data as of April 30, 1997 and 1998 are derived from the Company's Consolidated Financial Statements and Notes thereto, audited by Arthur Andersen LLP, appearing elsewhere in this Prospectus. The selected statement of operations data set forth below for the Company for the fiscal years ended April 30, 1994 and 1995 and the balance sheet data as of April 30, 1994, 1995 and 1996 are derived from consolidated financial statements and notes thereto, audited by Arthur Andersen LLP, which are not included in this Prospectus.

                                                                             Six Months Ended
                                  Fiscal Year Ended April 30,                   October 31,
                          --------------------------------------------    -----------------------
                            1994     1995     1996     1997   1998(1)        1997       1998(1)
                          -------- -------- -------- -------- --------    ----------- -----------
                                                                          (unaudited) (unaudited)
Statement of Operations
 Data:
Total revenues..........  $143,608 $187,888 $230,217 $272,561 $315,025     $147,135    $183,762
 Less reimbursed
  candidate expenses....     4,440    6,627    8,731   12,137   14,470        6,804       8,073
                          -------- -------- -------- -------- --------     --------    --------
Net revenues............   139,168  181,261  221,486  260,424  300,555      140,331     175,689
Compensation and
 benefits...............    86,745  116,363  140,721  166,854  197,790       96,135     116,380
General and
 administrative
 expenses...............    39,362   48,630   64,419   73,005   84,575       35,872      51,961
                          -------- -------- -------- -------- --------     --------    --------
Operating profit........    13,061   16,268   16,346   20,565   18,190        8,324       7,348(2)
Interest expense........     1,991    2,323    3,683    3,320    4,234        1,740       2,582
                          -------- -------- -------- -------- --------     --------    --------
Income before provision
 for income taxes and
 non-controlling
 shareholders'
 interests..............    11,070   13,945   12,663   17,245   13,956        6,584       4,766
Provision for income
 taxes..................     4,224    5,322    3,288    6,658    6,687        3,131       2,069
Non-controlling
 shareholders'
 interests(3)...........     1,788    2,139    1,579    1,588    2,025        1,015       1,324
                          -------- -------- -------- -------- --------     --------    --------
Net income..............  $  5,058 $  6,484 $  7,796 $  8,999 $  5,244(4)  $  2,438    $  1,373(4)
                          ======== ======== ======== ======== ========     ========    ========
Net income per share
 Basic..................  $   0.24 $   0.30 $   0.38 $   0.42 $   0.24     $   0.11    $   0.05
 Diluted................      0.21     0.27     0.36     0.40     0.23(5)      0.11        0.05(5)
Weighted average common
 shares outstanding
 Basic..................    21,139   21,874   20,390   21,382   21,885       21,403      26,007
 Diluted................    26,255   25,607   23,019   23,481   23,839(5)    23,280      27,242(5)
                                           April 30,
                          --------------------------------------------                October 31,
                            1994     1995     1996     1997     1998                     1998
                          -------- -------- -------- -------- --------                -----------
                                                                                      (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............  $ 16,737 $ 28,244 $ 26,640 $ 25,298 $ 32,358                 $ 23,277
Working capital.........    18,288   22,735   22,006   20,051   26,573                   24,557
Total assets............    85,606  110,003  126,341  148,405  176,371                  187,439
Total long-term debt....     3,687    6,004    3,922    3,206    6,151                    7,102
Total mandatorily
 redeemable stock and
 shareholders' equity...    29,375   34,149   43,075   50,812   58,754                   65,841

--------
(1) The Company revised its compensation program, effective May 1, 1998 upon consummation of the Offering, to provide for a 30% reduction in the cash performance bonus amount for vice presidents and provide for the issuance of stock options at fair market value at the time of grant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." Although the Company expects that the revised compensation program will have the effect of reducing the Company's compensation and benefits expense and increasing operating profit, no assurances can be made as to the actual impact of the revised compensation program on the Company's revenues and operating results. See "Risk Factors--Dependence on Attracting and Retaining Qualified Executive Search Consultants." The Company estimates that it accrued bonuses of approximately $10 million for the six months ended October 31, 1998 in excess of the bonus amounts it would have accrued under the revised compensation program. The Company expects to reduce the amount of bonuses accrued as compensation and benefit expense as of October 31, 1998 by approximately $10 million after the consummation of the Offering.

(2) For the six months ended October 31, 1998, operating profit included losses generated by Futurestep of $7.1 million.

(3) Represents the non-controlling majority shareholders' interests in the Company's Mexican subsidiaries.

(4) Upon consummation of the Offering, the Company expects to incur a $78.5 million non-recurring compensation and benefits expense comprised of (a) $45.4 million representing the difference between the issuance price of the shares issued by the Company in the period beginning twelve months before the initial filing date of the Offering and the fair market value of the shares at the date of grant, (b) $28.6 million from the completion of the redemption by the Company of certain shares of its capital stock, including the payment of additional redemption amounts to certain shareholders under the terms of a 1994 stock redemption agreement and (c) $4.5 million from the payment of existing obligations to former holders of phantom units and stock appreciation rights. The Company's net income for the quarter in which the Offering is consummated will be reduced by $78.5 million after giving effect to this non-recurring compensation and benefits expense. In addition, a charge to earnings relating to staff downsizing, modification to existing stock repurchase agreements and office rationalization of approximately $5.4 million to $7.2 million may be incurred by the Company over the course of the Company's third and fourth quarters in fiscal 1999 as the costs are finalized along with a $2.8 million charge related to the resignation of Michael D. Boxberger. As a result, the Company is expected to report a reduction in operating profit and earnings in the third quarter and a substantial net loss for fiscal 1999 after giving effect to these expenses and charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Events," "Certain Transactions--Additional Redemption Amounts" and Notes 5, 6 and 15 of Notes to Consolidated Financial Statements.

(5) Pursuant to the Company's revised compensation program, options covering approximately 2,250,000 shares of Common Stock will be granted at fair market value upon consummation of the Offering and therefore will not be included in calculating diluted net income per share or shares outstanding at the issuance date.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  The Company's objective is to maximize shareholder value by executing a strategy that focuses on expanding its leadership position as a preferred global executive search firm by offering a broad range of solutions to address its clients' management recruitment needs. The following presentation of management's discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and other financial information included herein.

Overview

  Korn/Ferry International is the world's largest executive search firm with 71 offices across 41 countries. In fiscal 1998, the Company had $315.0 million in total revenues and performed approximately 5,870 assignments for more than 3,750 clients. The Company derives substantially all of its revenues from fees for professional services, which are billed exclusively on a retained basis. Fees are typically equal to one third of the first year annual cash compensation for the positions being filled. The Company recognizes fee revenues as services are substantially rendered, generally over a three month period commencing in the month of initial acceptance of the search engagement. The Company generally bills its clients in three monthly installments over this period. In addition, clients typically are required to reimburse the Company for candidate travel and any other out-of pocket expenses incurred in the search process. Expenses that are billed to clients are included in total revenues. That portion of the expense attributable to candidate expenses is included in reimbursable candidate expenses and is deducted from total revenues to arrive at net revenues.

  The Company's total revenues have grown at a compound annual growth rate of approximately 22% to $315.0 million in fiscal 1998 from $143.6 million in fiscal 1994. The principal drivers of this growth in total revenues are an increase in the number of assignments, geographic expansion and selected acquisitions. The number of searches increased 23% to 5,879 in fiscal 1998 from 4,774 in fiscal 1997, and 16% in fiscal 1997 from 4,113 in fiscal 1996. The average number of consultants grew 15% to 357 in fiscal 1998 from 311 in fiscal 1997, and 10% in fiscal 1997 from 284 in fiscal 1996.

  Operating profit as a percentage of net revenues declined from 9% in fiscal 1994 to 6% in fiscal 1998. This decline resulted primarily from an increase in compensation and benefits expense as a percentage of net revenues from 62% in fiscal 1994 to 66% in fiscal 1998. The largest component of the Company's expenses consists of compensation and benefits paid to its consultants, executive officers and administrative and support personnel. The Company believes it has been able to attract and retain some of the most productive executive search consultants in the industry as a result of its premium reputation, history of consultant equity ownership and its performance-based compensation program. Currently, most of the Company's consultants are paid annual compensation consisting of a base salary and a cash performance bonus, which has historically represented a significant portion of total cash compensation.

  Upon the consummation of the Offering, the Company's employee-shareholders will continue to own approximately 66.3% of the Company. Until the fourth anniversary of the Offering, the employee-shareholders have agreed to limit their ability to sell more than half of the Common Stock owned by them immediately prior to the Offering. See "Management--Liquidity Schedule." To align further the interests of Korn/Ferry's consultants and shareholders, the Company has revised its compensation programs. The revised compensation program, which will be effective as of May 1, 1998 upon consummation of the Offering, will reduce the amount of consultants' annual cash performance bonus payments and provide for the issuance of stock options pursuant to the Company's newly adopted Performance Award Plan. Under the revised compensation program, consultants and others will receive options to purchase shares of Common Stock at the market value at the time of grant. Such options will vest in equal installments over five years. See "Management--Benefit Plans-- Performance Award Plan."

  Upon consummation of the Offering, the Company expects to incur a $78.5 million non-recurring compensation and benefits expense comprised of (i) $45.4 million representing the difference between the book value issuance price of shares issued by the Company in the period beginning twelve months before the initial filing date of the Offering and the fair market value of the shares at the date of grant, (ii) $28.6 million from the completion of the redemption by the Company of certain shares of its capital stock, including payment of additional redemption amounts to certain shareholders under the terms of a 1994 stock redemption agreement and (iii) $4.5 million from the payment of existing obligations to former holders of phantom units and stock appreciation rights. This non-recurring compensation and benefits expense will reduce the Company's net income by $78.5 million in the quarter in which the Offering is consummated. In addition, a charge to earnings relating to staff downsizing, modification to existing stock repurchase agreements and office rationalization of approximately $5.4 million to $7.2 million may be incurred by the Company over the course of the Company's third and fourth quarters in fiscal 1999 as the costs are finalized along with a $2.8 million charge related to the resignation of Michael D. Boxberger. As a result, the Company is expected to report a reduction in operating profit and earnings in the third quarter and a substantial net loss for fiscal 1999 after giving effect to these expenses and charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Events," "Certain Transactions--Additional Redemption Amounts" and Notes 5, 6 and 15 of Notes to Consolidated Financial Statements.

  In May 1998, the Company introduced its Internet-based service, Futurestep. Futurestep's operating losses approximated $0.8 million for fiscal 1998 and $7.1 million for the six months ended October 31, 1998 and are primarily related to marketing and other start-up costs. The Company believes Futurestep will generate operating losses through at least the end of fiscal 2000. Futurestep plans to expand in the United States throughout fiscal 1999 and in other selected markets thereafter.

  On June 8, 1998, the Company and Futurestep entered into a three-year contract for an exclusive alliance with The Wall Street Journal, which provides the Company with reduced advertising rates, requires the purchase by Futurestep of a minimum amount of print and on-line advertising and permits the use of The Wall Street Journal name in connection with promotion of the Futurestep service. The contract requires the Company and Futurestep to purchase from The Wall Street Journal a minimum of $2.9 million, $3.4 million and $4.4 million of print and on-line advertising in the first, second and third year of the contract, respectively. From the beginning of the contract through January 31, 1999, the Company and Futurestep have purchased approximately $2 million of advertising. During renewal terms the Company and Futurestep would be obligated to pay The Wall Street Journal a minimum annual payment amount equal to such amount for the immediately preceding year adjusted for inflation.


  The contract with The Wall Street Journal has an initial term through June 2001 with options for renewal and is the first of its kind in the executive search industry. Any party to the contract may terminate the contract if at any time prior to the end of the first year of the contract (i) Futurestep services have not been launched nationally, (ii) Futurestep ceases its operations or (iii) Futurestep ceases to provide certain services and operations it currently provides. Futurestep expects to launch its Futurestep services in the midwest region of the United States before June 1999, satisfying its obligation to launch nationally prior to the first anniversary of the contract. If any party terminates the contract for the above reasons prior to the end of the first year of the contact, then the Company and Futurestep would be obligated to pay The Wall Street Journal any unpaid remainder of the first year annual minimum payment amount. Futurestep may terminate the contract at any time during the second or third year of the contract for any reason and The Wall Street Journal may terminate the contract at any time if (a) the Company or Futurestep breach a material provision of the contract, (b) there is an effective change in control of the Company or Futurestep (other than pursuant to a registered offering) or (c) any party to the contract is adjudged to be insolvent or bankrupt. If the contract terminates for any of these reasons during the initial term, the Company and Futurestep would be obligated to pay any unpaid remainder of the annual minimum payment amount for the year in which termination occurs plus an additional $2.5 million. If The Wall Street Journal terminates the contract for the reasons cited above during a renewal term, then the Company and Futurestep would be obligated to pay any unpaid remainder of the annual minimum payment amount plus an additional $1.0 million.

  The Wall Street Journal is obligated under the contract to use reasonable commercial efforts to offer each employer which advertises positions in The Wall Street Journal the option of retaining Futurestep for services ranging from resume evaluation to complete management of the employer's recruitment process for the advertised positions. In addition, The Wall Street Journal must provide a direct link to Futurestep's website from The Wall Street Journal's careers website. The contract permits Futurestep to provide Futurestep registered candidates with access to career management advice through direct links from Futurestep's website to The Wall Street Journal's website and obligates Futurestep to pay to The Wall Street Journal a placement fee for each candidate referred to Futurestep by The Wall Street Journal that Futurestep places within 18 months after such referral. The Company, Futurestep and The Wall Street Journal have agreed not to promote competing services during the term of the contract.

  As the largest global executive search firm, the Company believes it has the resources to be one of the leaders in consolidation within the highly fragmented search industry. The Company frequently evaluates opportunities to expand its business through acquisitions, and from time to time, the Company engages in discussions with potential targets. Since fiscal 1993, the Company has completed six acquisitions, including recent acquisitions in France and Switzerland. The Company views strategic acquisitions as a key component of its long term growth strategy and intends to seek to accelerate its pace of acquisitions to the extent that appropriate opportunities become available. See "Business Strategy--Pursue Strategic Acquisition."

Results of Operations

  The following table summarizes the results of the Company's operations for each of the past three fiscal years and for the first six months of fiscal 1998 and 1999 as a percentage of net revenues.

                                                Fiscal Year      Six Months
                                                   Ended            Ended
                                                 April 30,       October 31,
                                               ----------------  -------------
                                                                 (unaudited)
                                               1996  1997  1998  1997    1998
                                               ----  ----  ----  -----   -----
Net revenues.................................. 100%  100%  100%    100%    100%
Compensation and benefits.....................  64    64    66      68      66
General and administrative expenses...........  29    28    28      26      30
Operating profit(1)...........................   7     8     6       6       4
Net income....................................   4     3     2       2       1

--------
(1) For the six months ended October 31, 1998, operating profit as a percentage of net revenues excluding Futurestep is 8%.

  The Company experienced growth in total revenues in all geographic regions from fiscal 1996 through 1998. For the first six months of fiscal 1999, revenues increased in all geographic regions except for Asia/Pacific. The following table summarizes the Company's total revenues by geographic region for each of the past three fiscal years and the six months ended October 31, 1997 and 1998. The Company includes revenues generated from its Mexican operations with its operations in Latin America. Futurestep revenues of $0.7 million for the six month period ended October 31, 1998 are included in North America.

                               Fiscal Year Ended April 30,            Six Months Ended October 31,
                         ------------------------------------------  --------------------------------
                             1996          1997           1998            1997             1998
                         ------------  ------------  --------------  ---------------  ---------------
                         Dollars   %   Dollars   %    Dollars   %      Dollars    %     Dollars    %
                         -------- ---  -------- ---  --------------  ----------- ---  ----------- ---
                                                     (in thousands)  (unaudited)      (unaudited)
North America........... $111,513  48% $135,192  50% $ 162,618   52%  $ 72,426    49%  $ 96,982    53%
Europe..................   68,890  30    77,505  28     86,180   27     39,869    27     52,699    29
Asia/Pacific............   29,921  13    34,532  13     34,811   11     19,041    13     16,789     9
Latin America...........   19,893   9    25,332   9     31,416   10     15,799    11     17,292     9
                         -------- ---  -------- ---  --------- ----   --------   ---   --------   ---
  Total revenues........ $230,217 100% $272,561 100% $ 315,025  100%  $147,135   100%  $183,762   100%
                         ======== ===  ======== ===  ========= ====   ========   ===   ========   ===

Six Months Ended October 31, 1998 Compared to Six Months Ended October 31, 1997

 Total Revenues

  Total revenues increased $36.7 million, or 25%, to $183.8 million for the six months ended October 31, 1998 from $147.1 million for the six months ended October 31, 1997. The increase in total revenues was primarily attributable to a 13% increase in the average number of consultants and an 11% increase in average revenue per consultant in the current period.

  In North America, total revenues increased $24.6 million, or 34%, to $97.0 million for the six months ended October 31, 1998 from $72.4 million for the six months ended October 31, 1997. In Europe, total revenues increased $12.8 million, or 32%, to $52.7 million for the six months ended October 31, 1998 from $39.9 million for the comparable period ended October 31, 1997. In Asia/Pacific, total revenues declined $2.2 million, or 13%, to $16.8 million for the six months ended October 31, 1998 from $19.0 million for the six months ended October 31, 1997 and in Latin America, total revenues increased $1.5 million, or 9%, to $17.3 million for the six months ended October 31, 1998 from $15.8 million for the comparable period ended October 31, 1997.

  Total revenue growth in North America, Europe and Latin America was attributable primarily to a 14%, 12% and 16% increase, respectively, in the average number of consultants in the respective regions and an increase in the number of assignments. The growth in total revenues also reflects the addition of revenues generated from two offices in North America and one office in Latin America that were opened in fiscal 1998. The growth in total revenues in Europe for the six months ended October 31, 1998 reflects the additional revenues generated from two offices that were opened in fiscal 1998 and the acquisition of subsidiaries in France and Switzerland in the first quarter of fiscal 1999. The decline in total revenues for Asia/Pacific for the six months ended October 31, 1998 as compared to the six months ended October 31, 1997 of $2.2 million was attributable to continued economic uncertainty in the region. The Company believes Asia/Pacific total revenues in fiscal 1999 may continue to decline from fiscal 1998 total revenues in that region but the impact on total revenues is not expected to be significant.

  Interest income and other income increased $0.8 million to $1.9 million for the six months ended October 31, 1998 from $1.1 million for the six months ended October 31, 1997. The increase was due primarily to interest earned on notes receivable from shareholders.

 Compensation and Benefits

  Compensation and benefits increased $20.3 million, or 21%, to $116.4 million for the six months ended October 31, 1998 from $96.1 million for the six months ended October 31, 1997. This increase primarily reflects a 13% increase in the average number of consultants for the six months ended October 31, 1998 over the comparable period in 1997 and Futurestep compensation and benefits expense of $1.9 million in the six months ended October 31, 1998. Compensation and benefits as a percentage of net revenues in the six months ended October 31, 1998 decreased to 66% from 68% in the six months ended October 31, 1997 reflecting the larger percentage increase in net revenues in the current six month period offset by expenses related to Futurestep and the French and Swiss acquisitions. See Note 15 to the Company's Consolidated Financial Statements.

 General and Administrative Expenses

  General and administrative expenses consist of occupancy expense associated with the Company's leased premises, investments in information and technology infrastructure, marketing and other general office expenses. General and administrative expenses increased $16.1 million, or 45%, to $52.0 million in the six months ended October 31, 1998 from $35.9 million for the six months ended October 31, 1997. This increase primarily related to an increase from the year earlier period in occupancy and office expenses, including depreciation and leasehold amortization expense, attributable to the operation of five offices that were opened in fiscal 1998 and the recognition of $5.0 million of Futurestep expenses primarily related to business development. As a percentage of net revenues, general and administrative expenses, excluding Futurestep related expenses remained relatively flat at 26% for the six months ended October 31, 1998 and the comparable period in 1997.

 Operating Profit

  Operating profit includes interest income, other income and the Futurestep loss for the six months ended October 31, 1998. The Futurestep loss of $7.1 million is included in the North American region. Operating profit decreased $1.0 million from $8.3 million for the six months ended October 31, 1997 to $7.3 million for the six months ended October 31, 1998. Operating profit as a percentage of net revenues decreased to 4% for the six months ended October 31, 1998 from 6% for the comparable period ended October 31, 1997, reflecting a 4% decrease related to Futurestep expenses for the six months ended October 31, 1998 offset by the 2% decrease in compensation and benefits as a percentage of net revenues.

  Operating profit as a percentage of net revenues, excluding Futurestep, increased across all regions for the six months ended October 31, 1998 compared to the same period of the prior fiscal year. The North American region, excluding Futurestep, contributed approximately 55% of the Company's operating profit for six months ended October 31, 1998 compared to 50% in the same period of the prior fiscal year. The European region contributed approximately 10% to the Company's operating profit for the six months ended October 31, 1998 compared to 2% in the same period of the prior fiscal year. Operating profit contributed by Asia/Pacific declined from 7% to 4% while the Latin American contribution decreased from 40% to 30% for the six months ended October 31, 1998 compared to the same period in 1997. The employee shareholders of certain of the Company's Latin American subsidiaries receive a portion of their bonus in the form of dividends, which are not included in determining operating profit for the Latin American region.

 Interest Expense

  Interest expense increased $0.9 million to $2.6 million for the six months ended October 31, 1998 from $1.7 million for the six months ended October 31, 1997. Interest expense for these two periods reflected the Company's increased borrowings under Company-owned life insurance ("COLI") policies and a higher average outstanding long-term debt balance.

 Provision for Income Taxes

  The provision for income taxes decreased $1.0 million to $2.1 million for the six months ended October 31, 1998 from $3.1 million for the six months ended October 31, 1997. The effective tax rate was 43% for the six months ended October 31, 1998 as compared to 48% for the comparable period in 1997. The reduction in the effective tax rate resulted primarily from a decrease in foreign cash remittances which are treated as taxable income in the United States when received. Upon completion of the proposed credit facility, the Company plans to implement a global cash management strategy to optimize the timing and extent of future foreign cash remittances. See "--Liquidity and Capital Resources."

 Non-controlling Shareholders Interests

  Non-controlling shareholder's interests are comprised of the non-controlling shareholders' majority interests in the Company's Mexican subsidiaries. Non-controlling shareholders' interests increased $0.3 million to $1.3 million in the six months ended October 31, 1998 from $1.0 million for the six months ended October 31, 1997. This increase is attributable to a 30% increase in net income generated by the Mexican subsidiaries during this period.

Fiscal 1998 Compared to Fiscal 1997

 Total Revenues

  Total revenues increased $42.4 million, or 16%, to $315.0 million for fiscal 1998 from $272.6 million for fiscal 1997. The increase in total revenues was primarily the result of a 15% increase in the average number of consultants and a 23% increase in the number of assignments in fiscal 1998.

  In North America, total revenues increased $27.4 million, or 20%, to $162.6 million for fiscal 1998 from $135.2 million for fiscal 1997. In Europe, total revenues increased $8.7 million, or 11%, to $86.2 million in fiscal 1998 from $77.5 million in fiscal 1997. In Asia/Pacific, total revenues remained relatively flat in fiscal 1998 as compared to fiscal 1997 and in Latin America, total revenues increased $6.1 million, or 24%, to $31.4 million in fiscal 1998 from $25.3 million in fiscal 1997.

  The average number of consultants grew in each region, reflecting the addition of two offices in North America, two offices in Europe and one office in Latin America. In addition, the Company experienced strong growth in the number of assignments in each region except Asia/Pacific and increased total revenue per assignment in North America. The relatively constant total revenues and assignments for Asia/Pacific from fiscal 1997 to fiscal 1998 was attributable to economic uncertainties in Asia. The Company believes Asia/Pacific total revenues in fiscal 1999 may decline from fiscal 1998 but the impact on total revenues is not expected to be significant.

  Interest income and other income increased $1.1 million to $4.0 million in fiscal 1998 from $2.9 million in fiscal 1997. The increase was due primarily to other search related services.

 Compensation and Benefits

  Compensation and benefits increased $30.9 million, or 19%, to $197.8 million in fiscal 1998 from $166.9 million in fiscal 1997. This increase was attributable to a 15% increase in the average number of consultants to 357 in fiscal 1998 from 311 in fiscal 1997 and an overall increase in compensation and benefits as a percentage of net revenues. Compensation and benefits as a percentage of net revenues in fiscal 1998 was 66% as compared to 64% in fiscal 1997. In addition, the Company has incurred an increase in sign-on bonuses granted to newly hired consultants in fiscal 1998 prior to their generation of revenues and guaranteed bonuses. This type of compensation is viewed by the Company as a necessary investment in attracting and hiring the most productive consultants in the industry.

 General and Administrative Expenses

  General and administrative expenses increased $11.6 million, or 16%, to $84.6 million in fiscal 1998 from $73.0 million in fiscal 1997. This increase was primarily related to an increase in occupancy and office expenses, including depreciation and leasehold amortization expense attributable to the opening of five new offices in fiscal 1998 as well as the full year of operation of four offices, after the opening of six offices, and the closing of two offices, in fiscal 1997. As a percentage of net revenues, general and administrative expenses remained constant at 28% for both fiscal 1998 and fiscal 1997. Technology expenses amounted to $8.4 million in fiscal 1998 as compared to $7.2 million in fiscal 1997. The Company intends to continue investing in information systems, other technology infrastructure and in research activities to support its growth.

 Operating Profit

  Operating profit decreased $2.4 million to $18.2 million in fiscal 1998 from $20.6 million in fiscal 1997. As a percentage of net revenues, operating profit decreased to 6% in fiscal 1998 from 8% in fiscal 1997. This decrease was attributable to the increase in compensation and benefits in fiscal 1998 from fiscal 1997 as discussed above.

  The percentage of the Company's operating profit contributed by the North American and Asia/Pacific regions decreased to approximately 59% and 4%, respectively, in fiscal 1998 compared to 67% and 17%, respectively in the prior fiscal year. The percentage of the Company's operating profit contributed by the European region increased to approximately 2% in fiscal 1998 from a negative contribution of 4% in fiscal 1997, and the percentage of the Company's operating profit contributed by the Latin American region increased to approximately 35% of the Company's operating profit in fiscal 1998 from 20% in fiscal 1997.

 Interest Expense

  Interest expense increased $0.9 million to $4.2 million in fiscal 1998 from $3.3 million in fiscal 1997. Interest expense for this two year period reflected the Company's increased borrowings under life insurance policies and the Company's credit facility.

 Provision for Income Taxes

  The provision for income taxes in both fiscal 1998 and fiscal 1997 was $6.7 million. The effective tax rate was 48% for fiscal 1998 compared to 39% in fiscal 1997. The increase was due to the increase in cash remittances from foreign operations that was treated as taxable income in the United States.

 Non-controlling Shareholders' Interests

  Non-controlling shareholders' interests are comprised of the non-controlling shareholders' majority interests in the Company's Mexican subsidiaries. Non-controlling shareholders' interests increased $0.4 million to $2.0 million in fiscal 1998 from $1.6 million in fiscal 1997. This change was primarily due to an increase in net income generated by the Mexican subsidiaries of approximately $1.0 million in fiscal 1998.

Fiscal 1997 Compared to Fiscal 1996

 Total Revenues

  Total revenues increased $42.3 million, or 18%, to $272.6 million for fiscal 1997 from $230.2 million for fiscal 1996. The increase in total revenues was primarily the result of a 10% increase in the average number of consultants and a 16% increase in the number of assignments in fiscal 1997.

  North American total revenues increased $23.7 million, or 21%, to $135.2 million for fiscal 1997 from $111.5 million for fiscal 1996. In the European region, total revenues grew 13% to $77.5 million in fiscal 1997 from $68.9 million in fiscal 1996. Asia/Pacific total revenues increased $4.6 million, or 15%, to $34.5 million in fiscal 1997 from $29.9 million in fiscal 1996. Latin America total revenues increased $5.4 million, or 27%, to $25.3 million in fiscal 1997 from $19.9 million in fiscal 1996. The average number of consultants grew in each region, particularly in Asia/Pacific where the Company opened five new offices in fiscal 1997. In addition, the Company experienced strong growth in the number of assignments in each region except for Europe. Revenue growth in Europe and Latin America was also positively impacted by increases in total revenues per assignment for fiscal 1997 as compared to fiscal 1996.

  Interest income and other income decreased $1.8 million to $2.9 million in fiscal 1997 from $4.8 million in fiscal 1996. This decrease was primarily attributable to additional income associated with the earnings and gain on sale of an interest in an affiliate in fiscal 1996. See "Certain Transactions-- Strategic Compensation Associates."

 Compensation and Benefits

  Compensation and benefits increased $26.1 million, or 19%, to $166.9 million in fiscal 1997 from $140.7 million in fiscal 1996. This increase was primarily attributable to a 10% increase in the average number of consultants of 284 in fiscal 1996 to 311 in fiscal 1997. As a percentage of net revenues, fiscal 1997 and fiscal 1996 compensation and benefits were constant at 64%.

 General and Administrative Expenses

  General and administrative expenses increased $8.6 million, or 13%, to $73.0 million in fiscal 1997 from $64.4 million in fiscal 1996. This increase was primarily related to an increase in occupancy and office expenses, including depreciation and leasehold amortization expense, attributable to the opening of net four new offices in fiscal 1997. As a percentage of net revenues, general and administrative expenses decreased from 29% in fiscal 1996 to 28% in fiscal 1997.

 Operating Profit

  Operating profit increased $4.2 million to $20.6 million in fiscal 1997 from $16.3 million in fiscal 1996. As a percentage of net revenues, operating margin increased to 8% in fiscal 1997 from 7% in fiscal 1996. This increase was primarily attributable to the decrease in general and administrative expenses as a percent of net revenues in fiscal 1997 as compared to fiscal 1996. Operating profit contributed by North America increased to 67% from 48% in fiscal 1996 while the contributions of the other regions declined. The European region experienced the largest decrease from 8% in fiscal 1996 to a negative contribution of 4% in fiscal 1997. Operating profit contributed by the Asia/Pacific and Latin American regions during fiscal 1997 declined from 19% to 17% and from 25% to 20%, respectively, compared to the same period of the prior year.

 Interest Expense

  Interest expense decreased $0.4 million to $3.3 million in fiscal 1997 from $3.7 million in fiscal 1996. This decrease was primarily attributable to lower average outstanding principal amounts on notes payable to shareholders that more than offset the effect of higher borrowings under COLI policies.

 Provision for Income Taxes

  The provision for income taxes increased $3.4 million to $6.7 million in fiscal 1997 from $3.3 million in fiscal 1996. The effective tax rate was 39% for fiscal 1997 as compared to 26% in fiscal 1996. The lower effective tax rate in fiscal 1996 was due primarily to an increase in foreign tax credits that resulted in a reduction in the income tax provision of $1.5 million.

 Non-controlling Shareholders' Interests

  Non-controlling shareholder interests remained unchanged at $1.6 million in fiscal 1997 and fiscal 1996.

Recent Events

  The Company's net revenues in the third quarter of fiscal 1999 are expected to be lower than second quarter net revenues, but in line with the first quarter net revenues. This recent decline in net revenues primarily resulted from a decrease in financial services engagements in North America because of a delay in hiring at financial institutions in reaction to the uncertainties in worldwide capital markets commencing in August 1998. However, the Company's recent new engagement data indicates that the decline may have been temporary. In addition, the net revenues of the Latin America region are lower in the third quarter of fiscal 1999 than in the second quarter of fiscal 1999, primarily because of the economic uncertainties in Brazil. The Company does not expect the impact of the situation in Brazil to improve for the remainder of fiscal 1999. In addition, the impact of the situation in Brazil on the other countries in the Company's Latin America region is not presently determinable.

  The Company is currently evaluating its worldwide operations and revenues, compensation costs and other operating expenses for each of its offices and geographic locations. The evaluation is being conducted to identify, and eventually eliminate, existing inefficiencies and excess costs and to better align and enhance the competitive position of the Company within each region. The Company is assessing staff levels and office needs based on individual performance and the economic conditions and the outlook in each region. The Company has tentatively identified approximately 40 employees that may be terminated and a few underperforming European offices that may be downsized or relocated to more efficient premises. As a result of this analysis, a charge to earnings of approximately $5.4 million to $7.2 million may be incurred by the Company over the course of the Company's third and fourth quarters in fiscal 1999 as the costs are finalized. The charge would be comprised of severance and benefit payments of $5.0 million to $6.6 million and lease renegotiation and other relocation costs of $0.4 million to $0.6 million. Included in these estimates is approximately $2.5 million of severance expense to be recorded in the third quarter related to the release of existing book value stock repurchase agreement requirements for terminated employees. Except for these employees, the Company has not notified or negotiated agreements with respect to the termination of employment services with affected employees or renegotiated any leases. The ultimate magnitude of the realignment charges will depend on the number of persons terminated and the number of renegotiated leases. The Company expects to finalize this non-recurring charge during its third and fourth quarters and believes the charge will not impact cash flows beyond fiscal 2000. Apart from the restructuring charge discussed above, the Company also intends to repurchase approximately 1.2 million shares of Common Stock, substantially all at book value from certain employees, some of whom may be subsequently terminated. The repurchase of shares at book value will not cause the Company to incur a charge to earnings.

  In June 1998, the Company established an Office of the Chief Executive, responsible for management of the Company. The Office of the Chief Executive initially consisted of Richard M. Ferry, Michael D. Boxberger, Windle B. Priem, Peter L. Dunn and Elizabeth S.C.S. Murray. On December 3, 1998, the Company announced that Mr. Boxberger resigned as Chief Executive Officer, President, Director and a member of the Office of the Chief Executive of the Company for personal reasons. Concurrently, the Company announced the appointment of Windle
B. Priem as Chief Executive Officer and President. Mr. Priem has been with the Company for over 22 years, serving in management positions such as Chief Operating Officer of the Company and President of the North America region. With the exception of Mr. Boxberger, all of the initial members of the Office of the Chief Executive remain members of the Office of the Chief Executive. Furthermore, Mr. Richard M. Ferry remains Chair of the Board and a member of the Office of Chief Executive and will continue to participate in the strategic planning and management of the Company.

  As a result of the resignation of Mr. Boxberger, the Company intends to recognize a charge to earnings in its third quarter of approximately $1.4 million for compensation and other amounts paid in accordance with a general release and settlement agreement between the Company and Mr. Boxberger (the "Settlement Agreement"). The Company will also recognize a non-cash charge to earnings of approximately $1.4 million representing the difference between the then current book value and appraised fair market value of 165,168 common shares he retained subsequent to his resignation. See "Management--Executive Compensation--Resignation of Michael D. Boxberger."

Liquidity and Capital Resources

  The following table presents selected financial information as of the end of the past three fiscal years and as of October 31, 1998:

                                                As of April 30,
                                            ----------------------- October 31,
                                             1996    1997    1998      1998
                                            ------- ------- ------- -----------
                                                (in thousands)      (unaudited)
   Working capital......................... $22,006 $20,051 $26,573   $24,557
   Borrowings on line of credit............      --   3,000      --        --
   Total long-term debt, net of current
    maturities.............................   3,922   3,206   6,151     7,102
   Borrowings under life insurance
    policies...............................  30,305  32,278  37,638    39,837

  The Company finances operating expenditures primarily through cash flows from operations and maintains a line of credit to manage timing differences between cash receipts and disbursements. During fiscal 1996, 1997 and 1998, cash provided by operating activities was $8.3 million, $10.2 million and $18.5 million, respectively. During the six months ended October 31, 1997 and 1998, cash used in operating activities was $3.1 million and $1.7 million, respectively. The use of cash for operations in the first six months of fiscal 1998 and 1999 is due primarily to payment of bonuses accrued at each prior fiscal year end. As of October 31, 1998, the Company had an outstanding term loan in the amount of $4.3 million which matures in November 2002 and bears interest at the bank's prime rate less one-half percent. As of October 31, 1998, the Company also maintained a revolving line of credit in the approximate amount of $11 million, but the Company had no outstanding borrowings under the revolving line of credit as of such date.

  The Company has completed negotiations with Mellon Bank, N.A. and Bank of America National Trust and Savings Association with respect to a $50 million credit facility intended to replace the Company's existing line of credit. The negotiated credit facility is a three year, unsecured revolving facility and includes a standby letter of credit subfacility. Interest rates on borrowings under the credit facility will be based on floating rate indices plus an applicable margin. The proposed credit facility contains several covenants, including financial covenants with respect to minimum tangible net worth, a maximum leverage ratio, and interest coverage ratios and also contains customary events of default.

  Capital expenditures totaled approximately $8.1 million, $8.5 million, $9.9 million for fiscal 1996, 1997 and 1998, respectively, and $5.4 million and $4.9 million for the six months ended October 31, 1997 and 1998, respectively. These expenditures consisted primarily of upgrades to information systems, purchases of office equipment and leasehold improvements. The Company expects to maintain capital expenditures in fiscal 1999 at the fiscal 1998 level to support office expansion and technology investments. In addition, the Company plans to install a new financial system in fiscal 1999 with an expected installation cost of approximately $10 million over the next two fiscal years.

  Included in cash flows from investing activities are premiums paid on COLI contracts. The Company purchases COLI contracts to provide a funding vehicle for anticipated payments due under its deferred executive compensation programs. Premiums on these COLI contracts were $8.6 million, $7.9 million and $12.4 million in fiscal 1996, 1997 and 1998, respectively, and $3.5 million and $3.8 million for the six months ended October 31, 1997 and 1998, respectively. Generally, the Company borrows against the cash surrender value of the COLI contracts to fund the COLI premium payments. In fiscal 1996, the Company invested $5.3 million of cash proceeds from borrowings against COLI contracts in excess of premium payments in guaranteed investment contracts. In fiscal 1997 and 1998, net redemptions of guaranteed investment contracts were $1.8 million and $1.9 million respectively and there were no net redemptions in the six months ended October 31, 1997 and 1998.

  On May 1, 1998, the Company acquired the assets and liabilities of Didier Vuchot & Associates in France for approximately $6 million in cash, notes and mandatorily redeemable stock of a subsidiary of the Company. On June 1, 1998, the Company acquired all of the outstanding shares of two firms in Switzerland in a combined transaction for $3.6 million payable in cash, notes and mandatorily redeemable common stock of the Company. The acquisitions resulted in a net cash outflow of $1.3 million, comprised of a $2.5 million cash payment offset by $1.2 million of cash acquired.

  Cash provided by financing activities was approximately $7.7 million, and $2.9 million during the six months October 31, 1997 and 1998, which included repayments and borrowings under COLI contracts of $0.1 million and $2.2 million in the six months ended October 31, 1997 and 1998, respectively, and proceeds from sales of common stock of the Company to newly hired and promoted consultants and payments on the related promissory notes of $2.6 million and $3.7 million, respectively. Additionally, the Company paid $1.9 million and $2.2 million to repurchase common stock of the Company in the six months ended October 31, 1997 and 1998, respectively.

  During fiscal 1998, cash provided by financing activities was approximately $9.2 million, which included borrowings under COLI contracts of $5.4 million, proceeds from sales of Common Stock to newly hired and promoted consultants and payments on the related promissory notes of $6.6 million. Additionally, in fiscal 1998 the Company paid $2.8 million to repurchase Common Stock. During fiscal 1997, cash provided by financing activities was approximately $4.4 million, consisting primarily of proceeds from sales of Common Stock to newly hired and promoted consultants and payments on the related promissory notes of $5.6 million, repurchases of Common Stock and payments on the related notes payable of $3.7 million and borrowings against COLI contracts of $2.0 million. During fiscal 1996, cash of $13.6 million was provided by financing activities consisting principally of proceeds from borrowings under COLI contracts of $12.9 million. In fiscal 1996, issuances and purchases of Common Stock and payments on the related notes receivable and notes payable were $5.7 million and $2.5 million, respectively.

  Total outstanding borrowings under life insurance policies were $30.3 million, $32.3 million, $37.6 million and $39.8 million as of April 30, 1996, 1997, 1998 and October 31, 1998, respectively. Such borrowings are secured by the cash surrender value of the life insurance policies, do not require principal payments and bear interest at various variable rates.

Impact of Year 2000 Issue

  The Year 2000 issue is the result of computer programs being written to use two digits to define year dates. Computer programs running date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This defect could result in systems failure or miscalculations causing disruptions of operations. The Company utilizes information technology to facilitate (i) its internal search processes and inter-office communications,
(ii) communications with candidates and clients and (iii) its financial management systems and other support systems.

  In fiscal 1998, the Company commenced an inventory and Year 2000 assessment of its principal computer systems, network elements, software applications and other business systems. The Company intends to correct any Year 2000 issues and to ensure compliance from its third party vendors. The Company has determined that an information system used in its London office is not Year 2000 compliant, and the Company will replace the non-compliant system with a Year 2000 compliant system in calendar year 1999.

  The Company's primary business does not depend on material relationships with third party vendors but utilizes third party vendors for a number of functions, including its automated payroll functions, insurance and investment of pension funds. The Company is initiating formal communications with third party providers to determine the extent to which these third parties are moving toward Year 2000 compliance. The Company also utilizes third party on-line information services and the Internet to communicate and to retrieve information about potential candidates and clients. Failure of these third parties to have their systems Year 2000 compliant may have a material adverse effect on the Company's operations.

  The following scenarios with respect to the Company's systems could occur:
(i) its software may not be Year 2000 compliant, (ii) integration of upgrades may not be complete by the year 2000 and (iii) replacement of its non-compliant systems may be complete by the year 2000 but not fully tested or monitored prior to the year 2000 such that testing and monitoring will uncover problems that the Company cannot remedy in a timely manner.

  Failure of search-related systems to be Year 2000 compliant might force the Company to use different Year 2000 compliant systems to conduct searches and might decrease productivity. Any failure of the Company's financial systems to be Year 2000 compliant could hinder timely reporting of financial data and processing of financial information as these functions would have to be performed manually using non-networked computers. If any non-information technology systems is not Year 2000 compliant, the Company will need to repair or replace such systems. The Company believes that failure to be Year 2000 compliant will not have a significant impact on its human resource systems. The Company's interruption or loss of information processing capabilities due to Year 2000 issues could have a material adverse effect on the Company's business, results of operations and financial condition.

  The Company expects to incur $500,000 in fiscal 1999 to resolve Year 2000 issues of which $30,000 was spent as of October 31, 1998. The Company has not yet estimated all costs relating to the Year 2000 issues. The expenses to be incurred on the Year 2000 issues are being funded through operating cash flows. The costs relating to the Year 2000 issues and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third-party modification plans and other factors. Actual results could differ materially from those anticipated.

Quarterly Results

  The following table sets forth certain unaudited statement of operations data for the quarters in fiscal 1997, 1998 and 1999. The unaudited quarterly information has been prepared on the same basis as the annual financial statements and, in management's opinion, includes all adjustments necessary to present fairly the information for the quarters presented. Results for any previous fiscal quarter are not necessarily indicative of results for the full fiscal year or for any future fiscal quarter.

                                                     Fiscal Quarters Ended,
                         ----------------------------------------------------------------------------------
                                      1997                            1998                    1999
                         ------------------------------- ------------------------------- ------------------
                         July 31 Oct. 31 Jan. 31 Apr. 30 July 31 Oct. 31 Jan. 31 Apr. 30 July 31    Oct. 31
                         ------- ------- ------- ------- ------- ------- ------- ------- -------    -------
                                                         (in thousands)
Total revenues.......... $57,407 $68,331 $71,902 $74,921 $70,273 $76,862 $82,623 $85,267 $88,995    $94,767
Net revenues............  55,445  65,953  68,464  70,562  67,859  72,472  79,336  80,888  84,675     91,014
Operating profit........   4,149   5,287   5,169   5,960   4,094   4,230   5,091   4,775   4,389(1)   2,959 (1)
Net income (loss).......   1,495   2,343   2,354   2,807   1,112   1,326   1,587   1,219   1,519(1) $  (146)(1)
Net income per share
  Basic.................    0.07    0.11    0.11    0.13    0.05    0.06    0.07    0.05    0.06      (0.01)
  Diluted...............    0.06    0.10    0.10    0.12    0.05    0.06    0.07    0.05    0.05      (0.01)

--------
(1) For the fiscal quarters ended July 31, 1998 and October 31, 1998, operating losses generated by Futurestep were $2,483 and $4,579, respectively and net losses generated by Futurestep were $1,415 and $2,610, respectively.

Currency Market Risk

  Historically the Company has not experienced significant translation gains or losses on transactions involving U.S. dollars and other currencies. This is primarily due to natural hedges which are created by the utilization of cash currencies for transactions denominated in the functional currency of the country in which Korn/Ferry offices are located.

  Recently, some offices located outside the U.S. have generated cash which is denominated in local currencies in amounts in excess of their current operating needs; therefore, the Company intends to establish a formal hedging strategy to be combined with the Company's tax planning strategy to allow optimal remittances of cash denominated in local currencies and minimize risks that may result from future changes in currency exchange rates.

Euro Conversion

  As of January 1, 1999, several member countries of the European Union established fixed conversion rates among their existing local currencies, and adopted the Euro as their new common legal currency. The Euro trades on currency exchanges and the legacy currencies will remain legal tender in the participating countries for a transition period which expires January 1, 2002.

  During the transition period, cashless payments can be made in the Euro, and parties can elect to pay for goods and services and transact business using either the Euro or a legacy currency. Between January 1, 2002 and July 1, 2002, the participating countries will introduce Euro notes and coins and withdraw all legacy currencies so that they will no longer be available.

  Korn/Ferry intends to assess its information technology systems to determine whether they allow for transactions to take place in both the legacy currencies and the Euro and accommodate the eventual elimination of the legacy currencies. The Company's currency risk may be reduced as the legacy currencies are converted to the Euro. Accounting, tax and governmental legal and regulatory guidance generally has not been provided in final form and the Company will continue to evaluate issues involving introduction of the Euro throughout the transition period.

Recently Issued Accounting Standards

  During 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires companies to report financial and descriptive information about its reportable operating segments in the interim and annual financial statements. It is effective for annual periods beginning after December 15, 1997 and will be adopted by the Company in fiscal 1999. It is not expected that the adoption of this standard will have any impact on the consolidated financial statements but may require additional footnote disclosure.

  During 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits an amendment to FASB Statements No. 87, 88 and 106," which revises employers' disclosure requirements for pension and other postretirement plans. It does not change the measurement or recognition of costs and benefits provided by those plans. The standard is effective for fiscal years beginning after December 15, 1997, although earlier application is encouraged. Disclosures for earlier periods have been restated for comparative purposes. Adoption of this pronouncement is reflected in the accompanying consolidated financial statements (See Note 8).

  During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes new standards for reporting derivative and hedging information. The standard is effective for periods beginning after June 15, 1999 and will be adopted by the Company as of May 1, 2000. It is not expected that the adoption of this standard will have any impact on the consolidated financial statements nor require additional footnote disclosure since the Company does not currently utilize derivative instruments or participate in structured hedging activities.

                                    BUSINESS

General

  Korn/Ferry International is the world's largest executive search firm and has the broadest global presence in the executive search industry with 384 consultants based in 71 offices across 41 countries. The Company's global reputation, strong client relationships, senior-level search expertise, innovation and technological focus provide Korn/Ferry with distinct competitive advantages. The Company believes it has ranked first in revenues in the executive search industry since 1980 based on information provided by Kennedy Information, a leading information provider on the industry, and the Company's knowledge and experience in the industry. Since fiscal 1994, the Company has generated compound annual revenue growth of 22%. In fiscal 1998, the Company had total revenues of $315.0 million and net income of $5.2 million and performed over 5,870 assignments for more than 3,750 clients, including approximately 43% of the Fortune 500. Korn/Ferry's clients are many of the world's largest and most prestigious public and private companies, middle-market and emerging growth companies as well as governmental and not-for-profit organizations. The Company's clients include Atlantic Richfield Company, Chase Manhattan Corporation, Cemex, S.A., Diageo plc, Ford Motor Company, General Electric Company, Lucent Technologies Incorporated, Monsanto Company and United Technologies Corporation. Almost half of the searches performed by the Company in fiscal 1998 were for board level, chief executive and other senior executive officer positions. The Company has established strong client loyalty; more than 80% of the search assignments it performed in fiscal 1998 were on behalf of clients for which it had conducted multiple assignments over the last three fiscal years.

  The Company believes it is an innovator in the executive search industry and forward-thinking in addressing the fundamental transformation of the marketplace caused by the combined impact of advanced technology and the Internet. In anticipation of these changing industry dynamics, and in response to clients' demand for middle-management recruitment services, the Company recently established Futurestep, its Internet-based search service. Futurestep combines Korn/Ferry's search expertise with exclusive candidate assessment tools and the reach of the Internet to accelerate the recruitment of candidates for middle-management positions. Following Futurestep's introduction in southern California and selected North American markets beginning in May 1998, approximately 122,900 candidates worldwide have completed a detailed on-line profile with Futurestep and approximately 201,500 candidates have completed an initial registration. The Company and Futurestep have entered into a contract for an exclusive alliance with The Wall Street Journal, the first of its kind in the executive search industry. The contract with The Wall Street Journal provides the Company with preferred advertising rates, requires the purchase by Futurestep of a minimum amount of print and on-line advertising and permits the use of The Wall Street Journal name in connection with promotion of the Futurestep service. The Company believes its investments in technology-based recruitment will enable it to expand its share of the middle-management recruitment market and to strengthen its leading industry position as new methodologies begin to be utilized in senior-level search.

  Korn/Ferry is also an established source of management research. For example, the Company's Annual Board of Directors Survey of the Fortune 1000, now in its 25th year, reports on the structure, policy and trends in America's corporate boardrooms and is recognized as one of the most comprehensive, long-term studies of boards available. The Company publishes similar surveys covering Australasia and Europe.

Executive Search Industry

 Overview

  According to Kennedy Information, worldwide executive search industry revenue grew at a 20% compound annual growth rate, from approximately $3.5 billion in 1993 to $7.3 billion in 1997. The executive search industry is separated into two distinct markets: retained search firms and contingency search firms.

  Retained search firms generally concentrate on searches for positions with annual compensation of $150,000 or more for large public and private corporations, government agencies, educational organizations and high growth start-up companies. Retained search firms also have the capability to provide their clients with local and international knowledge of the managerial market within their client's industry, as well as a sophisticated network of relevant industry contacts. Retained search firms typically charge a fee for their services equal to approximately one-third of the annual cash compensation for the position being filled and bill for their services in three installments irrespective of whether a position has been filled.

  Contingency search firms generally concentrate on searches for positions with annual compensation of $150,000 or less. These firms are most commonly hired to fill middle and lower management positions of small to medium-sized companies. Unlike retained search firms, contingency search firms are compensated only when a position is filled. Accordingly, revenues generated by a contingency search firm typically are more volatile than revenues generated by a retained search firm. For this reason, contingency search firms often cannot invest as many resources as retained search firms in a search assignment. Contingency search firms typically charge a fee for their services equal to approximately one-third of the annual cash compensation for the position being filled.

  The executive search industry is highly fragmented, consisting of approximately 4,000 retained and contingency search firms in 1997. According to Kennedy Information, the ten largest retained search firms accounted for only 11% of the global search industry in 1997. In 1997, more than 80% of retained search firms and approximately 90% of contingency search firms generated less than $2 million each in annual revenues.

 Industry Trends

  The Company believes that a number of favorable trends will contribute to the continued growth of the executive search industry, including: (i) the globalization of business; (ii) the demand for managers with broader skills;
(iii) the increasing outsourcing of recruitment functions; and (iv) the use of advanced technology to accelerate the identification and assessment of candidates. The Company believes it is well positioned relative to these key industry trends.

  Globalization of Business. As the world markets continue to integrate into one global economy, more companies are required to supplement internal talent with experienced senior executives who can operate effectively in a global economy. The rapidly changing and competitive environment increasingly challenges multinational and local companies to identify qualified executives with the right combination of skills, experience and cultural compatibility. This globalization of business, including the expansion in new markets, has led companies to look beyond their particular region for management talent and to identify local executives in the regions where they are doing business.

  Korn/Ferry's Position. With 71 offices in 41 countries, the Company is well positioned to benefit from the growing management demands of companies worldwide. To address its clients' global needs, the Company has opened 14 new offices in the last three fiscal years, including those in Athens, Austin, Copenhagen, Istanbul, Lima, Philadelphia, Rio de Janeiro, Seoul, Shanghai, Tysons Corner (Virginia) and Wellington (New Zealand). By leveraging its knowledge of the growing pool of local talent in each of the regions in which it operates, the Company is able to identify and place qualified candidates capable of effectively adapting to the local culture and successfully furthering the client's objectives. In addition, with the geographic expansion of advertised recruitment and Futurestep, the Company is leveraging its global network and search capabilities to meet the management recruitment needs of existing and potential clients.

  Demand for Managers with Broader Qualifications. The Company's recent global study, Developing Leadership for the 21st Century, indicates that companies are seeking broader qualifications for executive positions. In many instances, these candidates cannot be found within a client's organization despite training, rotation programs and succession planning. Thus, the Company expects that the executive search business will continue to grow as companies increasingly turn to executive search firms to identify qualified executives.

  Korn/Ferry's Position. To address client demand for managers with broader qualifications, the Company employs an integrated team approach to complete its searches. For each assignment, the Company is able to draw on its consultants' expertise in specific regions, industries and functions. The Company's specialty practice groups include advanced technology, consumer, energy, entertainment, fashion/retail, financial services, healthcare, industrial, not-for-profit/associations/education and professional services. Certain consultants also have in-depth expertise in searches for functional positions, such as members of boards of directors, chief executive officers, chief financial officers and chief information officers.

  Increasing Outsourcing of Recruitment Functions. Recent economic factors are requiring companies to focus on core competencies and to outsource recruitment functions to providers, such as Korn/Ferry, who can efficiently provide high quality recruitment services. Moreover, the trend towards globalization and the current shortage of qualified management-level candidates have made identifying and recruiting exceptional candidates more difficult. Companies are increasingly relying on experienced global executive search firms to address their management recruitment needs. By hiring executive search firms, companies can expect to: (i) access a diverse and highly qualified field of candidates on an as-needed basis; (ii) reduce the costs required to maintain and train a recruiting department in a rapidly changing industry; (iii) benefit from the most updated information on the industry and specific geographic markets; (iv) access leading search technology and software; and (v) maintain management focus on strategic business issues.

  Korn/Ferry's Position. The Company believes that its reputation, leading global presence, strong client relationships, extensive senior-level search expertise, innovation and technological focus position the Company well to benefit from the growth in outsourcing of recruitment functions. In addition, by providing senior-level to middle-management search services, the Company seeks to become a preferred provider of recruitment services for its clients across all levels of management. This goal is consistent with many clients' desire to reduce the number of vendors they have and to deepen relations with their preferred vendors. In order to serve its clients' global management search needs, the Company maintains one of the largest, most diverse and technologically innovative global databases of highly qualified candidates and provides geographic, industry and functional expertise.

  Use of Advanced Technology. Technology is having an increasing impact on the search industry. Global systems and the ability to create comprehensive worldwide databases are fundamentally changing the search process and moving the emphasis of the search business from candidate identification to candidate assessment and placement. In addition, the Internet is creating efficient ways to identify and recruit from the broad middle-management market, with Internet technology expected to have applicability to senior-level searches in the near future. At the same time, new barriers to entry into the executive search industry are being created as these investments in information technology become critical to serve clients' needs globally.

  Korn/Ferry's Position. Korn/Ferry has developed a state-of-the-art technology infrastructure, including a worldwide networked system and its proprietary software, Searcher, to increase the speed and quality of its service to its clients around the world. The Company's worldwide databases contain the profiles of over 1,000,000 executives and over 300,000 companies, allowing consultants to access a wide range of potential candidates globally. To capture the potential of the Internet, Korn/Ferry introduced Futurestep, which combines the reach of the Internet with the Company's search expertise and exclusive candidate assessment tools to evaluate and recruit executives for middle-management positions. Through Futurestep, the Company seeks to pre-build and update a large candidate inventory and thereby reduce the time required to perform a search. In addition, Futurestep's assessment tools can quickly and accurately evaluate a candidate's credentials and likelihood of integrating into a client's culture. The Company believes that many of Futurestep's assessment tools and Internet applications will have applicability to its senior-level search services.

Growth Strategy

  Korn/Ferry's objective is to expand its leadership position as a preferred global executive search firm by offering a broad range of solutions to address its clients' management recruitment needs. The principal elements of the Company's strategy include: (i) leverage leadership in senior-level search; (ii) expand into the middle-management market; (iii) pursue strategic acquisitions; (iv) reinforce technological leadership; and (v) add new complementary services.

 Leverage Leadership in Senior-Level Search

  The Company's leadership in senior-level search enables it to grow its business by increasing the number of search assignments it handles for existing clients. The Company also believes that there are significant opportunities to develop new clients by aggressively marketing its proven global search expertise. The Company has adopted a structured approach to develop and build relationships with new and existing clients. Through its ten specialty practice groups and broad global presence, the Company maintains an in-depth understanding of the market conditions and strategic and management issues facing clients. Annually, the Company's regions, offices, individual consultants and specialty practice groups identify existing and prospective clients with substantial recurring needs for executive search services. The Company assembles teams of search consultants based on geographic, industry and functional expertise to focus on these accounts. The Company has also developed a number of major relationships with prestigious multinational companies and, in fiscal 1998, completed an average of 34 search assignments each for 20 major long-standing accounts.

 Expand into the Middle-Management Market

  In response to the growing client demand for middle-management recruitment, the Company is expanding its services to address this market. With its strong senior-level client relationships, advertised recruitment services and Futurestep, Korn/Ferry is well positioned to meet its clients' middle-management recruitment needs effectively and efficiently. By moving aggressively into this segment of the market, the Company believes it can strengthen its relationships with its existing clients, develop new clients and gain a competitive advantage in marketing complementary services.

 Pursue Strategic Acquisitions

  The Company will continue to make selected acquisitions that support its growth strategy, enhance its presence in key markets or otherwise complement its competitive strengths. According to Kennedy Information, the executive search industry is highly fragmented and consists of approximately 4,000 firms, the ten largest of which accounted for only 11% of the global executive search industry revenues in 1997. As the largest global executive search firm, the Company believes it has the resources to be one of the leaders in consolidation within the highly fragmented search industry. The Company frequently evaluates opportunities to expand its business through acquisitions, and from time to time, the Company engages in discussions with potential targets. Since fiscal 1993, the Company has completed six acquisitions, including recent acquisitions in France and Switzerland. The Company views strategic acquisitions as a key component of its long term growth strategy and intends to seek to accelerate its pace of acquisitions to the extent appropriate opportunities become available.

 Reinforce Technological Focus

  The Company has invested more than $25 million over the past two fiscal years in the development of an advanced global technology infrastructure to increase the speed and quality of service to its clients. The Company's systems represent a strong competitive advantage, allowing its consultants to access information and communicate effectively with each other. As the executive search industry continues to grow and as more clients seek the assistance of search firms to fill middle-management positions, an advanced technology infrastructure has become an indispensable element of the search business.

 Add New Complementary Services

  The Company seeks to add new complementary services in response to specific client needs. For example, the Company developed Futurestep and has expanded its advertised recruitment services to address its clients' growing demand for effective middle-management recruitment. In addition, the Company is exploring complementary business opportunities, which could include recruitment outsourcing and human resources consulting. As attractive business opportunities are identified, the Company may capitalize on these opportunities through internal development, joint ventures or selected acquisitions.

Services

 Overview

  Korn/Ferry provides executive search services exclusively on a retained basis and addresses the global recruitment needs of its clients at all levels of management. The Company offers the following three primary services: (i) senior-level search; (ii) advertised recruitment search; and (iii) Internet-based search.

 Senior-Level Search Services

  The Company's search services are typically used to fill senior-level positions, such as boards of directors, chief executive officers and other senior executive officers. Once the Company is retained by a client to conduct an executive search, the Company assembles a team comprised of consultants with geographic, industry and functional expertise. Korn/Ferry's search consultants serve as management advisors and work closely with the client in identifying, assessing and placing a qualified candidate. In fiscal 1998, the Company performed over 5,400 senior-level search assignments.

  The Company uses a search methodology that has been developed through many years of experience in senior-level search. The Company emphasizes a close working relationship with the client and a comprehensive understanding of the client's business issues, strategy and culture, as well as an in-depth knowledge of the skills necessary to succeed within a client's organization. Initially, the search team consults with the client to better understand its history, culture, structure, expectations, challenges, future directions and operations. In these meetings, the team identifies the specific needs of the client and develops a profile of an ideal candidate for the position. Early in the process, the team also works with the client to develop the general parameters of a compensation package that will attract high quality candidates.

  Once the position is defined, the research team identifies, through the use of the Company's proprietary databases and a number of key technology-based information sources, companies that are in related industries facing similar challenges and issues and that possess operating characteristics similar to those of the client. In addition, the team consults with its established network of sources to help identify individuals with the right backgrounds and personal abilities. These sources are a critical element in assessing the marketplace. The original list of candidates is carefully screened through phone interviews, video conferences or in-person meetings with the candidates. The client is then presented with four to five qualified candidates to interview. The Company, sometimes with the assistance of an independent third party, conducts reference checks throughout the process.

  Usually, the finalists meet with the client for a second and possibly a third round of discussions. At this point, the compensation package for each will have been discussed in detail so that there is confidence that offers will be accepted. Generally, the search consultants will participate in the negotiations until a final offer is made and accepted. Throughout the process, ongoing communication with the client is critical to keep client management apprised of progress.

  Every search that the Company performs is backed by a one-year guarantee. If the executive who has been recruited does not perform satisfactorily and ceases to be employed by the client within one year, the Company will repeat the search for no additional fee.

 Advertised Recruitment Search Services

  The Company's advertised recruitment search service uses print advertising in targeted publications to attract the most qualified candidates for management positions at all levels. Advertised recruitment search is appropriate when clients seek numerous qualified candidates from a broad universe of industries. The Company introduced its advertised recruitment search service in 1991, and currently offers it in 16 offices in Europe, Asia/Pacific and Latin America. In fiscal 1998, advertised recruitment was used for approximately 455 search assignments. The Company believes there are opportunities to expand the use of advertised recruitment in the U.S. and launched this service in the U.S., through Futurestep, in August 1998.

  At the beginning of each advertised recruitment search engagement, teams comprised of consultants with specialized expertise in the appropriate industry and function gather information on the client's business, culture and the open position. The team creates the advertising campaign and advises the client on the most appropriate media for the campaign. Once the advertisement is finalized and published, the team reviews and screens all resumes received by the client and interviews qualified candidates. Based on these interviews and feedback from both the client and the candidates, the team produces a short list of top candidates for the client and prepares and assembles detailed profiles and evaluation reports on each candidate. Consultants will advise and consult with clients throughout the negotiation process and provide input on competitive salary packages. Finally, the consultants will conduct final reference checks and follow up with both the client and the candidate to ensure a smooth transition of the hired candidate into the client's organization.

 Internet-Based Search Services

  Futurestep, operated through a subsidiary of the Company, combines the Company's extensive senior-level search expertise with exclusive candidate assessment tools and the reach of the Internet to recruit candidates for middle-management positions. Futurestep is fundamentally different from other Internet-based job placement services, which do not employ Futurestep's sophisticated filtering process or permit search professionals to interact with candidates and clients.

  Futurestep recognizes that loss in productivity as a result of middle-management vacancies is significant. By pre-building an inventory of qualified candidates prior to receiving a client assignment and by keeping that inventory current, Futurestep can quickly generate a select list of candidates, which should significantly reduce search cycle time. Futurestep's goal is to produce three candidates and one quality hire for the client within thirty days.

  To register with Futurestep, candidates complete an on-line assessment profile that details their work history, management experience, preferred career path and management style. The assessment tools, which Futurestep has licensed on an exclusive basis for executive search, have been validated by a cross-section of senior managers over ten years and give reliable feedback on decision-making style, communication style, cultural preferences and career and personal motivation. Futurestep clients complete a similar profile to determine company culture and the type of manager who will succeed in the open position. The Company believes that cultural compatibility is critical to the successful placement of a candidate and that these proprietary tools may have applicability to other areas of executive search. To encourage candidates to register with Futurestep, Futurestep provides career management feedback on a candidate's salary potential, leadership skills, the industries and functions for which the candidate is most qualified and the most compatible corporate culture.

  When Futurestep receives a search assignment from a client, a preliminary list of candidates is selected from the Futurestep database and the most qualified are called by a Futurestep search consultant for further evaluation. The consultant schedules a 45-minute to one-hour video interview with selected candidates. The consultant then identifies the top candidates and provides the client with excerpts of the video-taped interviews and other background information for comparison. The Futurestep consultant typically organizes the client/candidate interviews, and advises and consults throughout the negotiation process to structure the final offer package and position responsibilities.

  Confidentiality for both candidates and clients is paramount. When candidates register with Futurestep, they do not know who the Futurestep clients are or which positions are available. Companies do not have access to candidate information until a candidate gives explicit permission to release the information to the client when contacted by a Futurestep consultant.

  On June 8, 1999, the Company and Futurestep entered into a three-year contract for an exclusive alliance with The Wall Street Journal, which provides the Company with reduced advertising rates, requires the purchase by Futurestep of a minimum amount of print and on-line advertising and permits the use of The Wall Street Journal name in connection with promotion of the Futurestep service. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." The contract with The Wall Street Journal has an initial term through June 2001 with options for renewal and is the first of its kind in the executive search industry. The Wall Street Journal is obligated under the contract to use reasonable commercial efforts to offer each employer which advertises positions in The Wall Street Journal the option of retaining Futurestep for services ranging from resume evaluation to complete management of the employer's recruitment process for the advertised positions. In addition, The Wall Street Journal must provide a direct link to Futurestep's website from The Wall Street Journal's careers website.

  The contract permits Futurestep to provide Futurestep registered candidates with access to career-management advice through direct links from Futurestep's website to The Wall Street Journal's website and obligates Futurestep to pay to The Wall Street Journal a placement fee for each employer and candidate referred to Futurestep by The Wall Street Journal. The Company, Futurestep and The Wall Street Journal have agreed not to promote competing services during the term of the contract.

Organization

 Global Presence

  The Company has 71 offices across 41 countries, organized into the following regions: North America, Europe, Asia/Pacific and Latin America. The Company's offices are staffed with consultants who possess an understanding of the local market, culture and management resources along with knowledge of the global issues facing clients.

  The following table provides information relating to each region:

                                                                     Fiscal 1998
                                        Fiscal 1998     Number of      Average
                                          Revenues    Offices as of   Number of
   Region                               (in millions) April 30, 1998 Consultants
   ------                               ------------  -------------- -----------
   North America.......................    $162.6           20           175
   Europe..............................      86.2           28           108
   Asia/Pacific........................      34.8           14            46
   Latin America.......................      31.4            9            28

  North America. The Company opened its first office in Los Angeles in 1969, and currently has 20 offices throughout the U.S. and Canada. The North America region has grown from $75.8 million in revenues in fiscal 1994 to $162.6 million in fiscal 1998. The Company has been ranked first among Hunt-Scanlon's top North American executive search firms since the statistics were first published in 1990. In fiscal 1998, the Company handled over 2,100 assignments in this region, with an average number of 175 consultants, including 120 vice presidents. In fiscal 1998, the firm opened new offices in Austin and Tysons Corner to focus on the high-growth companies located in these areas.

  Europe. The Company opened its first European office in London in 1972 and currently has 28 offices throughout 22 countries in the region. The region has grown from $37.9 million in revenues in fiscal 1994 to $86.2 million in fiscal 1998. The Company handled over 2,000 assignments in fiscal 1998 in this region, with an average number of 108 consultants, including 72 vice presidents. In fiscal 1998, the region added new offices in Helsinki and Copenhagen. In fiscal 1999, the Company acquired a French firm and two Swiss firms, enhancing Korn/Ferry's market position in France and Switzerland, respectively.

  Asia/Pacific. The Company opened its first Asia/Pacific office in Tokyo in 1973, and has built a 14-office network throughout 10 countries in the region, including the opening in fiscal 1997 of five new offices. The region has grown from $13.9 million in revenues in fiscal 1994 to $34.8 million in fiscal 1998. The Company handled over 750 assignments in fiscal 1998 in this region, with an average number of 46 consultants, including 30 vice presidents. The latest Economist Intelligence Unit report on Executive Search in Asia and Australia describes Korn/Ferry as the leading executive search firm in the region.

  Latin America. The Company opened its first Latin American office in Brazil in 1974, expanded its practice in Latin America through its 1977 acquisition of a 49% interest in Hazzard & Associates, and currently conducts its operations in Mexico through three subsidiaries in which the Company holds a controlling minority interest. As of April 30, 1998, the Company operated a network of nine offices in seven countries covering the entire region. The region has grown from $16.0 million in revenues in fiscal 1994 to $31.4 million in fiscal 1998. The Company handled over 930 assignments in fiscal 1998 in this region, with an average number of 28 consultants, including 17 vice presidents. In fiscal 1998, the Company opened a new office in Rio de Janeiro. According to the Economist Intelligence Unit's latest report on Executive Search in the Americas, Korn/Ferry dominates the executive search market in Latin America.

 Industry Specialization

  In 1970, the Company was one of the first executive search firm to establish specialty practices to serve specific industries and markets and has continued to expand the range of its specialty practices. The specialty practices consist of consultants throughout the regions with the knowledge and contacts many have built during successful careers in the same industries and markets. Consultants in the Company's ten specialty practice groups bring an in-depth understanding of the market conditions and strategic and management issues faced by clients within the specific industry. The Company plans to continue to expand its specialized expertise through internal development, strategic hiring in targeted growth areas and selected acquisitions.

        Percentage of Fiscal 1998 Assignments by Industry Specialization

       Financial Services................................................... 21%
       Industrial........................................................... 15%
       Advanced Technology.................................................. 15%
       Consumer............................................................. 15%
       Healthcare........................................................... 11%
       Professional Services................................................  7%
       Fashion/Retail.......................................................  6%
       Not-for-Profit/Associations/Education................................  4%
       Energy...............................................................  3%
       Entertainment........................................................  3%

 Functional Expertise

  The Company has organized centers of functional expertise, made up of consultants who have extensive backgrounds in placing executives in certain functions, such as boards of directors, chief executive officers and other senior executive and financial officers. The Company's board services practice, for example, was first established in 1972 to help clients assemble an effective, knowledgeable and cohesive board of directors to meet the growing demands for accountability and more effective board performance. The shortage of experienced directors, the tightening of governance policies and the desire on the part of companies to broaden their board bases are making it more difficult to identify and recruit directors with the needed skills. The Company has established significant expertise in this area and has built a proprietary database with the names and backgrounds of all the Fortune 1000 directors, plus a significant number of middle-market and high-growth company board members, to help support board searches. Members of functional groups are located throughout the Company's regions and across its specialty practice groups.

         Percentage of Fiscal 1998 Assignments by Functional Expertise

       Board Level/CEO/Senior Executive and Financial Management............ 44%
       Marketing and Sales.................................................. 25%
       Finance and Control.................................................. 11%
       Manufacturing/Engineering/Research and Development/Technology........  9%
       Human Resources and Administration...................................  7%
       Information Systems..................................................  4%

Marketing

  As the world's largest executive search firm, the Korn/Ferry International brand name is widely recognized at the senior executive level. The Company has traditionally marketed its services through its offices, regions and specialty practices. Futurestep markets its services to existing and prospective Korn/Ferry clients as well as through its alliance with The Wall Street Journal. To support Futurestep, which requires extensive marketing to attract qualified candidates to register in its database, the Company has launched a major campaign in Atlanta, Boston, California, New York City, Philadelphia, Princeton, Stamford, Tysons Corner and Washington D.C., including print, radio, television and on-line advertising and direct mail. The Company intends to replicate this campaign in other locations as Futurestep expands geographically.

  The managers of the Company's offices, regions and specialty practices are responsible for profitability, with their compensation tied to meeting budgetary goals. Since one of the best marketing tools in a consultative business like executive search is referral, these managers are also accountable for maintaining the quality of the service to clients by making sure that each assignment meets the standards and practices set by the Company. Repeat business and referrals from satisfied clients and candidates are one of the primary sources of new business.

  Consultants are also visible and active in their local communities and in key trade and business associations. The Company has implemented an aggressive global business development strategy. Specialty practice groups, regions, offices and individual consultants identify existing and prospective clients with substantial recurring search needs. Teams, representing local market, industry and functional expertise, are charged with creating and implementing strategies for developing business with targeted companies and organizations.

  The Company develops a large number of proprietary research reports in conjunction with leading universities and prestigious research institutions. These reports deal in-depth with a wide array of issues from corporate governance to global leadership to provide clients with thoughtful, provocative material that identifies current trends and permits clients to benchmark their practices against those of other companies. The Company also promotes its understanding of the industry, business and management challenges facing companies today by sponsoring major conferences and forums, speeches and presentations before major industry and management groups, roundtable discussions that bring senior executives together to focus on issues of interest, mailings of its studies and reports to selected companies and interviews with the major business and trade publications.

  Executive search firms frequently refrain from recruiting employees of a client and possibly client divisions and affiliations for a specified period of time, typically extending for one to two years following the last assignment performed. The Company carefully manages the off-limits conditions to which it may agree with any client, limits the number of off-limits global agreements to a few major account relationships, and carefully defines the scope of any such agreement. Over the past few years, the executive recruiting profession as a whole has been narrowing the scope and shortening the timeframe of these agreements. See "Risk Factors--Off-Limits Agreements."

Professional Staff

  As of April 30, 1998, the Company had 263 vice presidents, 121 principals, 226 senior associates and associates and 195 researchers. The Company believes the high caliber, extensive experience and motivation of its professionals are critical factors to its success. A large number of Korn/Ferry's consultants (vice presidents and principals) have advanced graduate degrees and, on average, the Company's consultants have seven years' experience with the Company, 12 years in the search industry and 13 years in other industries. The Company further believes it has been able to attract and retain some of the most productive search consultants (vice presidents and principals) as a result of its reputation, history of consultant equity ownership and its performance-based compensation program. For a discussion of ownership of Common Stock by, and compensation of, such consultants, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Management--Liquidity Schedule."

  Senior associates, associates and researchers support the efforts of the vice presidents and principals with candidate sourcing and identification, but do not generally lead an assignment. The Company has training and professional development programs and a high rate of internal promotions. Over the past three fiscal years, 55 associates have been promoted to principal and 68 principals have become vice presidents. Promotion to vice president is based on a variety of factors, including demonstrated superior execution and business development skills, the ability to identify solutions to complex issues, personal and professional ethics, a thorough understanding of the market, how to retain clients and how to develop repeat business, and the ability to help build effective teams. In addition, the Company has a program of recruiting experienced professionals into the Company. In fiscal 1998, the Company hired 27 vice presidents and 38 principals, most with either previous search backgrounds or strong specialty expertise.

  The Company has not been a party to a collective bargaining agreement and considers relations with its employees to be good.

Competition

  Korn/Ferry International is the largest executive search firm in the world. Other large executive search firms include Heidrick & Struggles International, Inc., SpencerStuart & Associates, Russell Reynolds Associates and Egon Zehnder International. These firms are the Company's primary competitors, although the Company and each of these firms also competes against smaller firms that specialize in specific regional, industry or functional searches. Korn/Ferry believes its brand name, global network, prestigious client list, strong specialty practices and quality of service are widely recognized worldwide.

  Korn/Ferry competes for executive search business in four major geographic markets: North America, Europe, Asia/Pacific and Latin America. According to industry sources, Korn/Ferry ranked first in revenues in North America, Latin America, and the Asia/Pacific region and is ranked third in Europe. In North America, in addition to competition from other multinational executive search firms, such as Heidrick & Struggles International, Inc., SpencerStuart & Associates and Russell Reynolds Associates, Korn/Ferry faces competition from boutique firms focusing on executive search assignments in particular industries. In Europe, Korn/Ferry competes primarily with the European affiliate of Heidrick & Struggles International, Inc. and the local offices of Egon Zehnder International, in addition to local firms specializing in their regions. In the Asia/Pacific region, most of Korn/Ferry's competition is provided by five major executive search firms, including Egon Zehnder International and Russell Reynolds Associates. In Latin America, Korn/Ferry competes principally with Egon Zehnder International, although other executive search firms have recently expanded into the region.

  As a result of new market conditions affecting the executive search industry, such as globalization and the increased use of advanced technology, the Company believes its services are less susceptible to being characterized as fungible than the services of its competitors. However, there can be no assurance that prospective clients will perceive the advantages of the Company's services and resources, and as competition increases among large executive search firms, prospective clients may increasingly view executive search services as fungible.

  The executive search industry is comprised of approximately 4,000 retained and contingency search firms. According to Kennedy Information, the top ten search firms represent only 11% of the industry. To date there have been few barriers to entry in the executive search business, which explains in part the highly fragmented nature of the industry. However, the globalization of world economies, combined with the increased availability and application of sophisticated technologies and comprehensive databases, will likely raise the barriers to entry. The Company believes that the industry will experience consolidation. New competitors, such as technology-oriented companies, will be drawn to the executive search business by the growing worldwide demand for qualified management employees, the fragmentation of the industry and the ability to leverage their existing technology and databases to enter the market. For example, TMP Worldwide Inc., which operates the Monster Board, recently acquired two executive search firms.

Facilities

  The Company leases all of its 71 office locations. The Company believes that its facilities are adequate for its current needs and that it will not have difficulty leasing additional space to accommodate its anticipated future needs.

Insurance

  The Company maintains insurance in amounts and with such coverages and deductibles as it believes are appropriate and adequate. The principal risks that the Company insures against are professional liability, worker's compensation, personal injury, bodily injury, property damage and fidelity losses. There can be no assurance that the Company's insurance will adequately protect it from potential losses and liabilities. See "Risk Factors--Employment Liability Risk."

Legal Proceedings

  The Company is currently not a party to any litigation the adverse resolution of which, in management's opinion, would be likely to have a material adverse effect on the Company's business, financial position or results of operations. However, from time to time the Company has been and is involved in litigation incidental to its business.

                                   MANAGEMENT

Executive Officers and Directors

  The following table sets forth the executive officers, directors and key employees of the Company.

   Name(1)                     Age(2)  Position
   -------                     ------  --------
   Richard M. Ferry(3)........  61     Chair of the Board
   Windle B. Priem(3).........  61     Chief Executive Officer, President and Director
   Peter L. Dunn(3)...........  53     Vice Chair, Corporate Secretary, General Counsel and Director
   Elizabeth S.C.S. Murray(3).  43     Chief Financial Officer, Treasurer and Executive Vice President
   Gary C. Hourihan...........  50     Executive Vice President--Organizational Development
   Man Jit Singh..............  42     Vice President and Chief Executive Officer of Korn/Ferry International Futurestep, Inc.
   Paul Buchanan-Barrow.......  53     Vice President and Director
   Timothy K. Friar...........  40     Vice President and Director
   Sakie Fukushima............  49     Vice President and Director
   Scott E. Kingdom...........  39     Managing Director, Vice President and Director
   Raimondo Nider.............  58     Managing Director, Vice President and Director
   Manuel A. Papayanopulos....  53     Vice President and Director
   Michael A. Wellman.........  45     Managing Director, Vice President and Director
   Young Kuan-Sing............  50     Managing Director, Vice President and Director

--------

(1) The Board of Directors is divided into three classes. See "Description of Capital Stock--Certain Anti-Takeover Effects." Each director serves a three-year term and one class is elected each year by the Company's shareholders, commencing at the Company's annual shareholders meeting in 1999. Directors hold office until their terms expire and their successors are elected and qualified. The terms of the current directors will expire as follows: Messrs. Dunn, Nider and Young, in 1999; Messrs. Buchanan-Barrow, Papayanopulos, Priem and Wellman, in 2000; and Messrs. Ferry, Friar and Kingdom and Ms. Fukushima, in 2001.
(2) As of January 19, 1999.
(3) Member of the Office of the Chief Executive.

  Richard M. Ferry is a founder of the Company and has been Chair of the Board since 1991 and a member of the Office of the Chief Executive since July 1998. Mr. Ferry served as Chief Executive Officer of the Company from May 1991 to April 1997. He also serves on the Board of Directors of Avery Dennison Corp., Dole Food Company, Mrs. Fields' Original Cookies and Pacific Life Insurance Company.

  Windle B. Priem has been Chief Executive Officer and President since December 1998 and a member of the Office of the Chief Executive since July 1998. He has been a Director of the Company since 1993. From July 1998 to December 1998, he was a Vice Chair and the Chief Operating Officer of the Company. From 1996 to 1998 he was the President of the North America region. Mr. Priem joined Korn/Ferry in 1976.

  Peter L. Dunn has been a Vice Chair since 1997 and a member of the Office of the Chief Executive since July 1998. He has been a Director of the Company since 1992 and serves as the Company's General Counsel and Corporate Secretary. Mr. Dunn joined Korn/Ferry in 1980.

  Elizabeth S.C.S. Murray has been the Executive Vice President, Chief Financial Officer, Treasurer and a member of the Office of the Chief Executive since July 1998. In January 1998, she joined the Company as Vice President and Chief Financial Officer and Treasurer. Prior to that, Ms. Murray served as Executive Vice President and Chief Financial Officer of Tycom Inc. from June 1997 to December 1997, and from 1994 to June 1997 she was the Chief Financial Officer and Vice President of Hughes Communications, Inc., a subsidiary of Hughes Electronics Corporation. Prior to 1994, Ms. Murray served in various other positions in the worldwide operations of Hughes Electronics Corporation, including Corporate Director of Planning.

  Gary C. Hourihan was appointed Executive Vice President--Organizational Development on January 14, 1999, effective January 25, 1999. As Executive Vice President--Organizational Development, Mr. Hourihan will be responsible for all human resource functions and assisting with mergers and acquisitions, among other functions. Prior to joining the Company, Mr. Hourihan was co-founder, Chairman, and Chief Executive Officer of SCA Consulting, L.L.C. ("SCA LLC"), one of the leading executive compensation consulting firms in the U.S., where he was employed from November 1984 until joining the Company.

  Man Jit Singh has been a Vice President of the Company and President and Chief Executive Officer of Futurestep since December 1997. Previously, he was a principal of Sibson & Co. from 1996 to 1997, the Chief Executive Officer of Talent Tree Staffing Services and sector director of BET plc from 1994 to 1996, and Chief Executive Officer of The Cast Group AG from 1991 to 1994.

  Paul Buchanan-Barrow has been a Vice President since 1992 and a member of the Board of Directors since 1994. He is currently responsible for the firm's Business Strategy Group throughout Europe. Mr. Buchanan-Barrow joined Korn/Ferry in 1992 and has twelve years of executive search experience.

  Timothy K. Friar has been a Vice President since 1995 and a member of the Board of Directors since May 1998. Mr. Friar joined Korn/Ferry in 1993 as a senior associate and has seven years of executive search experience.

  Sakie Fukushima has been a Vice President since 1993 and a member of the Board of Directors since 1995. Ms. Fukushima joined Korn/Ferry in 1991 as a principal and has seven years of executive search experience.

  Scott E. Kingdom has been a Vice President since 1993, and a member of the Board of Directors since May 1998. He has been the Managing Director of the Chicago and Minneapolis offices since 1995. Mr. Kingdom joined Korn/Ferry in 1988 and has 16 years of executive search experience.

  Raimondo Nider has been a Vice President of the Company since 1989 and a member of the Board of Directors since 1996. He has been the Managing Director of Southern Europe since 1996. Mr. Nider joined Korn/Ferry in 1989 and has 23 years of executive search experience.

  Manuel A. Papayanopulos has been a Vice President since 1982 and a member of the Board of Directors since 1997. Mr. Papayanopulos joined Korn/Ferry in 1982 and has 24 years of executive search experience.

  Michael A. Wellman has been a Vice President since 1992 and a member of the Board of Directors since 1997. From 1995 to 1998 he was the Managing Director of the New York office. Since July 1998, he has been Managing Director of the Northeast Region of the Company (Toronto, Boston, Stamford, Princeton, Philadelphia and New York). Mr. Wellman joined Korn/Ferry in 1992 and has 15 years of executive search experience.

  Young Kuan-Sing has been a Vice President since 1988 and a member of the Board of Directors since 1996. He is currently the Managing Director for the ASEAN sub-region within Asia/Pacific. Mr Young has served as a member of the newly-formed Asia-Pacific Operating Group as well as the region's Business Strategy Group since July 1998. From 1995 to 1998 he was responsible for East Asia including China, Hong Kong, Thailand, Malaysia, Singapore and Indonesia. Prior to that he was Office Manager for the Singapore office. Mr. Young joined Korn/Ferry in 1982.

  The executive officers of the Company serve at the discretion of its Board of Directors. Each director of the Company serves until such director's successor is elected and qualified or until the director's death, retirement, resignation or removal.

Board of Directors

  Upon consummation of the Offering, the Company will have eleven Directors, all of whom are employees of the Company, and two vacancies on the Board of Directors. The Company intends to replace one employee-director and fill the two vacancies with three independent directors within 30 days of the consummation of the Offering. The Company's Board of Directors is divided into three classes serving staggered terms of three years each, with approximately one-third of the Company's Board of Directors being elected each year.

Committees of the Board of Directors

  The Board of Directors (the "Board") has standing Audit, Compensation, Executive and Nominating Committees.

  Audit Committee. After consummation of the Offering, the Board intends to reconstitute its audit committee (the "Audit Committee") to be comprised of at least two independent directors. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews the plans and results of the audit engagement with the independent public accountants, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of the Company's internal accounting controls. The Audit Committee is also available to receive reports, suggestions, questions and recommendations from the independent public accountants, the Chief Financial Officer and the General Counsel. It also confers with those parties in order to assure the sufficiency and effectiveness of the programs being followed by corporate officers in the area of compliance with the law and conflicts of interest.

  Compensation Committee. After consummation of the Offering, the Board intends to expand the membership of its compensation committee (the "Compensation Committee") to be comprised of at least two independent directors. The Compensation Committee determines the compensation of the Company's executive officers and administers the Performance Award Plan. The current executive officer salaries were set by the Board on May 1, 1998. The Compensation Committee has the responsibility for the compensation of the senior executives of the Company including salaries and benefits. The Compensation Committee also reviews and makes recommendations to the Board with respect to the Company's overall compensation program for directors and officers, including salaries, employee benefit plans, stock options granted, equity incentive plans and payment of bonuses. The composition of the current Compensation Committee was established in May 1998.

  Executive Committee. The Executive Committee of the Board acts with all the authority of the Board as to those decisions within the Board's purview, and possesses all authority of the Board except as to those decisions requiring approval also of the Company's shareholders.

  Nominating Committee. The nominating committee (the "Nominating Committee") recommends criteria to the Board for the selection of candidates to serve on the Board, evaluates all proposed candidates, recommends to the Board nominees to fill vacancies on the Board, and prior to the annual meeting of shareholders recommends to the Board a slate of nominees for election to the Board by the shareholders of the Company at the annual meeting. The Nominating Committee also seeks possible candidates for the Board and otherwise serves to aid in attracting qualified candidates to the Board.

Director Compensation

  Following the Offering, the Company does not intend to pay additional remuneration to employees who also serve as directors. The Company will reimburse all directors for their out-of-pocket expenses incurred in connection with their duties as directors. Non-employee directors will receive an annual retainer of $25,000 in cash, an additional $4,000 for each committee chair and up to $1,000 in cash for each regular or special meeting attended as well as annual stock option grants under the Performance Award Plan. See "--Benefit Plans--Performance Award Plan."

Office of the Chief Executive

  In July 1998, the Company announced the formation of an Office of the Chief Executive, which currently consists of Mr. Priem and three senior executive officers, Messrs. Ferry and Dunn and Ms. Murray. Mr. Priem is Chief Executive Officer and President of the Company. Mr. Ferry is Chair of the Board. Mr. Dunn, Vice Chair, Corporate Secretary and General Counsel, is responsible for the Company's Corporate Development Group including new business ventures, such as Futurestep, and strategic planning, as well as having responsibility for the Company's information technology and legal departments. Ms. Murray, the Company's Chief Financial Officer and Treasurer, is also an Executive Vice President and is responsible for the corporate treasury, corporate performance standards, external reporting and information systems.

Compensation Decisions and Insider Participation

  In fiscal 1998, decisions concerning compensation of executive officers were made by the Company's Senior Executive Compensation Committee, consisting of Messrs. Buchanan-Barrow, as Chair, Edward Kelley, Nider, William Simon and Priem, with Messrs. Ferry and Peter Mullin, a compensation consultant, serving in advisory roles. The Senior Executive Compensation Committee will be reorganized as the Compensation Committee upon consummation of the Offering, review and approve the comprehensive compensation program for senior executives of the Company and review the salaries of executive vice presidents and senior vice presidents, subject to the ratification of the salary programs established for the positions of Chair and the Chief Executive Officer by the Board acting as a whole.

Executive Compensation

  The following table shows the compensation paid by the Company to the Chief Executive Officer and each of the Company's other four most highly compensated executive officers (collectively, the "Named Executive Officers"), all of whom are members of the Office of the Chief Executive, with respect to the fiscal year ended April 30, 1998.

        Summary Compensation Table For Fiscal Year Ended April 30, 1998

                                    Annual Compensation
                              -----------------------------------
     Name and Principal                              Other Annual  All Other
         Position(1)           Salary      Bonuses   Compensation Compensation
     ------------------       --------    ---------- ------------ ------------
Richard M. Ferry............. $550,000    $1,375,000       --       $18,241(2)
 Chair of the Board
Michael D. Boxberger(3)......  525,000     1,312,500    30,112(4)    12,331(5)
 Former President and Chief
  Executive Officer
Windle B. Priem..............  410,000     1,150,000       --        12,331(5)
 Chief Executive Officer and
  President
Peter L. Dunn................  375,000       937,500       --        12,331(5)
 Vice Chair, Corporate
  Secretary and General
  Counsel
Elizabeth S.C.S. Murray(6)...   78,450(6)    175,000       --           379(7)
 Chief Financial Officer,
 Treasurer and Executive Vice
 President

--------
(1) As of December 23, 1998.

(2) Represents contributions of $10,961 to the executive's 401(k) plan and $7,280 paid by the Company for insurance premiums.

(3) Mr. Boxberger resigned his positions as President, Chief Executive Officer, Director and a member of the Office of the Chief Executive in December 1998. Mr. Priem was appointed the Chief Executive Officer and President in December 1998.

(4) Represents amounts reimbursed by the Company for payment of income taxes.

(5) Represents contributions of $10,961 to the executive's 401(k) plan and $1,370 paid by the Company for insurance premiums.

(6) Reflects compensation paid to Ms. Murray from January 1998, when she joined the Company, through April 30, 1998.

(7) Represents $379 paid by the Company for insurance premiums.

 Resignation of Michael D. Boxberger

  In December 1998, Michael D. Boxberger resigned from his positions as President, Chief Executive Officer, Director and a member of the Office of the Chief Executive of the Company. Mr. Boxberger will remain on the Company's payroll until the earlier to occur of December 3, 1999 or commencement of new employment. Mr. Boxberger and the Company have entered into the Settlement Agreement under which Mr. Boxberger will receive approximately $1.4 million payable over a 12-month period. While on the Company's payroll, Mr. Boxberger will continue to receive reimbursement for reasonable expenses, including office and secretarial support as well as medical and other benefits.

  At the time of his resignation, Mr. Boxberger owned 393,256 shares of Common Stock. The Company will repurchase 228,088 of those shares at book value pursuant to a Stock Repurchase Agreement between Mr. Boxberger and the Company. Mr. Boxberger may retain the remaining 165,168 such shares with the right to sell such shares in accordance with the Liquidity Schedule. (See Note 4).

  Mr. Boxberger has loans outstanding with the Company which, as of December 3, 1998, amounted to an aggregate principal amount of $99,989. Such loans will be repaid by Mr. Boxberger in full by October 31, 1999. In addition, Mr. Boxberger and the Company are co-obligors on a bank loan in the principal amount of $1 million. The bank loan is secured by shares of Common Stock owned by Mr. Boxberger. The Company will reimburse Mr. Boxberger for interest on the bank loan until the earlier of the sale of Mr. Boxberger's home or December 3, 1999. After December 3, 1999, Mr. Boxberger will pay all principal and interest due under such bank loan and will repay or refinance the bank loan on or prior to the earlier of the sale of his home or November 30, 2000.

Benefit Plans

 Performance Award Plan

  In July 1998, the Company adopted the Performance Award Plan to provide a means to attract, motivate, reward and retain talented and experienced officers, non-employee directors, other key employees and certain other eligible persons (collectively, "Eligible Persons") who may be granted awards from time to time by the Company's Board of Directors or, if authorized, the Compensation Committee (such administrators, the "Committee"), or, for non-employee directors, under a formula provided in the Performance Award Plan. The maximum number of shares of Common Stock reserved for issuance is 7,000,000 subject to adjustment for certain changes in the Company's capital structure and other extraordinary events. Shares subject to awards that are not paid for or exercised before they expire or are terminated are available for other grants under the Performance Award Plan to the extent permitted by law. Shareholders of the Company approved the Performance Award Plan in August 1998.

  Effective upon consummation of the IPO, the Committee intends to grant seven-year stock options for approximately 2,250,000 shares of Common Stock to eligible persons. On January 14, 1999, the Board of Directors, acting in its capacity as administrator of the Performance Award Plan, authorized the grant of options with an exercise price equal to the public offering price set forth on the cover of this Prospectus, effective upon consummation of the Offering, to certain executive officers of the Company in the following amounts: Mr. Priem (100,000 shares); Mr. Dunn (75,000 shares); Ms. Murray (50,000 shares) and Mr. Hourihan (50,000 shares). Such options will vest in equal installments over five years. The Board of Directors also proposed to authorize the grant of options to Mr. Ferry, but Mr. Ferry declined to accept such grant.

  Awards under the Performance Award Plan may be in the form of nonqualified stock options, incentive stock options, stock appreciation rights ("SARs"), limited SARs, restricted stock, performance shares, stock bonuses, or cash bonuses based on performance. Awards may be granted individually or in combination with other awards. Any cash bonuses and other performance awards under the Performance Award Plan will depend upon the extent to which performance goals set by the Board of Directors or the Committee are met during the performance period. Awards under the Performance Award Plan generally will be nontransferable by the holder of the award (a "Holder") (other than by will or the laws of descent and distribution). During the Holder's lifetime, rights under the Performance Award Plan generally will be exercisable only by the Holder, subject to such exceptions as may be authorized by the Committee in accordance with the Performance Award Plan. No incentive stock option may be granted at a price that is less than the fair market value of the Common Stock (110% of fair market value of the Common Stock for certain participants) on the date of grant. Nonqualified stock options and other awards may be granted at prices below the fair market value of the Common Stock on the date of grant. Restricted stock awards can be issued for nominal or the minimum lawful consideration. Typically, the participant may vote restricted stock, but any dividend on restricted shares will be held in escrow subject to forfeiture until the shares have vested. No more than 350,000 shares will be available for restricted stock awards, subject to exceptions for restricted stock awards based on past service, deferred compensation and performance awards.

  The maximum number of shares subject to awards (either performance or otherwise) that may be granted to an individual in the aggregate in any one calendar year is 1,050,000. A non-employee director may not receive awards in respect of more than 50,000 shares in the aggregate in any one calendar year. With respect to cash-based performance awards, no more than $2.5 million per year, per performance cycle may be awarded to any one individual. No more than one performance cycle may begin in any one year with respect to cash-based performance awards.

  Section 162(m) Performance-Based Awards. In addition to options and SARs granted under other provisions of the Performance Award Plan, performance-based awards payable in cash or shares within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended ("Performance-Based Awards"), which depend on the achievement of pre-established financial performance goals, may be granted under the Performance Award Plan. The specific performance goals will be set by a qualified committee of the Board created for these purposes and the specific targets will be set by the Committee when their attainment is substantially uncertain. The permitted performance goals under the Performance Award Plan may include any one or more of the following: revenue growth, net earnings (before or after taxes or before or after interest, taxes, depreciation and amortization), cash flow, return on equity, return on assets or return on net investment, or cost containment or reduction. The applicable performance cycle may not be less than one nor more than seven years (five years in respect of such awards payable only in cash).

  Administration. The Performance Award Plan will be administered by the Board or the Committee. The Committee will have broad authority to (i) designate recipients of discretionary awards, (ii) determine or modify (subject to any required consent) the terms and provisions of awards, including the price, vesting provisions, terms of exercise and expiration dates, (iii) approve the form of award agreements, (iv) determine specific objectives and performance criteria with respect to performance awards, and (v) construe and interpret the Performance Award Plan. The Committee will have the discretion to accelerate and extend the exercisability or term and establish the events of termination or reversion of outstanding awards.

  Change in Control. Upon a Change in Control Event, each option and SAR will become immediately exercisable; restricted stock will immediately vest free of restrictions; and the number of shares, cash or other property covered by each performance share award will be issued to the Holder, unless the Committee determines to the contrary. A "Change in Control Event" is defined generally to include (i) certain changes in a majority of the membership of the Board over a period of two years or less, (ii) the acquisition of more than 30% of the outstanding voting securities of the Company by any person other than the Company, any Company benefit plan or one of their affiliates, successors, heirs, relatives or certain donees or certain other affiliates, or (iii) shareholder approval of a transfer of substantially all of the Company's assets, the dissolution or liquidation of the Company, or a merger, consolidation or reorganization (other than with an affiliate) whereby shareholders hold or receive less than 70% of the outstanding voting securities of the resulting entity after such event. In addition, if any participant's employment is terminated by the Company for any reason other than for cause either in express anticipation of, or within one year after a Change in Control Event, then all awards held by that participant will vest in full immediately before his or her termination date.

  The Committee may also provide for alternative settlements (including cash payments), the assumption or substitution of awards or other adjustments in the Change in Control context of any other reorganization of the Company.

  Plan Amendment, Termination and Term. The Company's Board has the authority to amend, suspend or discontinue the Performance Award Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. The Performance Award Plan may be amended by the Board without shareholder approval unless such approval is required by applicable law.

  The Performance Award Plan will remain in existence as to all outstanding awards until such awards are exercised or terminated. The maximum term of options, SARs and other rights to acquire Common Stock under the Performance Award Plan is ten years after the initial date of award, subject to provisions for further deferred payment in certain circumstances. No award can be made after the tenth anniversary of the date of the consummation of the Offering. Awards may remain exercisable for a period of time determined by the Committee after termination of employment for certain reasons, after which, to the extent not exercised, such awards terminate.

  Automatic Grants to Non-Employee Directors. Under the Performance Award Plan, each director who is not an officer or employee (a "Non-Employee Director") and who is or thereafter becomes a director of the Company after the Offering will be automatically granted a nonqualified stock option to purchase 2,000 shares of Common Stock when the person takes office, at an exercise price equal to the market price of the Common Stock at the close of trading on that date (or, with respect to the Company's current directors, on the tenth trading day after completion of the Offering). In addition, on the day of the annual shareholders meeting in each calendar year beginning in 1999 and continuing for each subsequent year during the term of the Performance Award Plan, each then-continuing Non-Employee Director will be granted a nonqualified stock option to purchase 2,000 shares of Common Stock at an exercise price equal to the market price of the Common Stock at the close of trading on that date. Non-Employee Directors may also be granted discretionary awards. All automatically granted Non-Employee Director stock options will have a ten-year term and will be immediately exercisable. If a Non-Employee Director's services are terminated for any reason, any automatically granted stock options held by such Non-Employee Director that are exercisable will remain exercisable for twelve months after such termination of service or until the expiration of the option term, whichever occurs first. Automatically-granted options are subject to the same adjustment, change in control, and acceleration provisions that apply to awards generally, except that any changes or Board or Committee actions (1) will be effected through a shareholder approved reorganization agreement or will be consistent with the effect on Options held by other than executive officers and (2) will be consistent in respect of the underlying shares with the effect on shareholders generally. Any outstanding automatic option grant that is not exercised prior to a Change in Control Event in which the Company is not to survive will terminate, unless such option is assumed or replaced by the surviving corporation.

  Payment for Shares. The exercise price of options and other awards may be paid in cash, promissory note or (subject to certain restrictions) shares of Common Stock. The Company may finance the exercise or purchase and (subject to any applicable legal limits) offset shares to cover the exercise or purchase price and withholding taxes.

  Federal Tax Consequences. The current federal income tax consequences of awards authorized under the Performance Award Plan follow certain basic patterns. Generally, awards under the Performance Award Plan that are includable in income of the recipient at the time of award or exercise (such as nonqualified stock options, SARs, restricted stock and performance awards) are deductible by the Company, and awards that are not required to be included in income of the recipient at such times (such as incentive stock options) are not deductible by the Company.

  Non-Exclusive Plan. The Performance Award Plan is not exclusive. The Board, under California law, may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

 Employee Tax Deferred Savings Plan--401(k) Plan

  The Company adopted a defined contribution 401(k) plan in 1984. Under the Company's 401(k) plan, U.S. employees who have been employed by the Company for over six months are eligible to make employee contributions in the following fiscal quarterly enrollment period, and become eligible for contributions by the Company. Employees must have worked at least 1,000 hours in a plan year (May 1 to April 30) to be eligible for the Company contribution.

  The 401(k) plan allows employees to contribute a portion of their salary to their personal plan account ("Participant Savings Contributions") of up to 20% of their salary or the maximum employee contribution set by the Internal Revenue Service each year, whichever is less. Participants are always 100% vested in their own contributions, and any investment gains or losses therefrom. The 401(k) plan allows participants over the age of 59 1/2 to make withdrawals from the Company's 401(k) plan without penalty.

  The 401(k) plan provides for discretionary employer contributions. Discretionary contributions (if any) up to 2% of an employee's salary (to a maximum of $1,000) are first allocated to employees below the category of vice president. In addition, the Company may contribute any amount or it may decide not to contribute in a given Plan Year ("Employer Matching Contribution"). The Company's matching contribution vests over a period of six years in increments of 20% after the one year anniversary. The Company also has the option of making additional contributions to employees' accounts based upon a percentage of total compensation, including bonuses. An employee is eligible for these employer contributions for a plan year only if employed on the last day of the plan year.

Worldwide Executive Benefit Plans: Retirement Plan; Life Insurance Plan; and Disability Plan

  The Company's Worldwide Executive Benefit Plans ("WEB Plans") cover vice presidents of the Company. The benefits provided are intended to reward eligible employees for long term service and contributions to the firm and which are provided through a combination of local government benefits, local benefits provided by the Company, and specific WEB Plan's benefits. To be eligible to be a participant in a Company WEB Plan, an employee must be a vice president or more senior officer and a shareholder of the Company working at least 30 hours per week.

  Retirement Plan. The Company's WEB-Retirement Plan provides a monthly benefit to eligible employees upon retirement from the Company. Each year, a plan participant accrues and is fully vested in one-twentieth of the targeted benefit, expressed as a percentage set by the Company for that year. Upon retirement, a participant receives a monthly benefit payment equal to the sum of the percentages accrued over such participant's term of employment, up to a maximum of 20 years, multiplied by such participant's highest average monthly salary during any 36 consecutive months of the final 72 months of active full-time employment. The WEB-Retirement Plan provides targeted retirement benefits through sources funded by the Company, government social security and retirement benefits and Company retirement programs provided by the eligible employee's local office.

  Life Insurance Plan. The Company's WEB-Life Insurance Plan provides financial security for the survivors of an eligible employee in the event of his or her death. The life insurance coverage provided is a targeted life insurance benefit of three times an eligible employee's base salary in the most tax efficient manner possible for participants. The WEB- Life Insurance Plan administers the life insurance benefits through sources funded by the Company, government provided survivor benefits and local life insurance programs and coverage provided by local carriers within an eligible employee's country.

  Disability Plan. The Company's WEB-Disability Plan provides income to eligible employees and their families should an illness or injury cause an extended period of disability for an eligible employee. The plan's disability coverage provides a targeted disability benefit of 60% of an eligible employee's base salary (up to the maximum limit allowed by the insurance carrier). The WEB-Disability Plan provides the disability coverage through Company funded sources, government sponsored disability benefits, local disability programs available for the Company and particular disability benefits under the plan.

Enhanced Wealth Accumulation Plans

  The Company maintains two Enhanced Wealth Accumulation Plans (the "EWAPS"), one for its U.S. vice presidents and one for its non-U.S. vice presidents, which are identical in their material provisions. The EWAPS replaced the Company's earlier Wealth Accumulation Plans (the "WAPS") for vice presidents, although those participants within the Company's original WAPS who did not choose to roll their previous participation and deferrals or contributions into the EWAPS continue to be covered under the earlier version. The EWAPS offer a means for the Company to provide an additional future compensation package for certain vice presidents of the Company in order to reward long term service to the Company and retain key employees.

  The EWAPS allow participants to elect to participate by deferring compensation initially or in some instances, making an after-tax contribution, for an eight-year period. Each deferral or contribution unit is for an eight-year period based on the calendar year, usually commencing on January 1. Participants may commence an additional deferral or contribution unit every five years during their participation in the EWAPS. Participants may elect to accelerate their deferrals or contributions but not increase the total amount. By choosing to participate in the EWAPS, a vice president opts by his or her participation to defer a portion of their compensation earned, in return for an annuity of a specified amount paid by the Company over a fifteen year period, upon retirement at age 65.

  EWAP benefits begin to vest after five years; vested benefits increase for each year of participation in excess of five years and vested benefits maximize at 15 years or at age 65 with a minimum participation of eight years. The payments for vested EWAP benefits generally commence when a participant is age 65 or retires. If a participant chooses to retire from the Company's service prior to reaching the age of 65, he or she is eligible for an "early retirement benefit" as to which his or her normal monthly EWAPS benefits are proportionately reduced in accordance with his or her early retirement, to be adjusted for each month a participant retires prior to the age of 65. To be eligible for an early retirement benefit, the participant must have completed at least 15 years of service with the Company and also have completed eight years of service with the Company while enrolled in that contribution unit. An early retiree may also choose to delay payment of EWAPS benefits until age 65 and accordingly incur no reduction of benefits to be paid. EWAPS participants who terminate their service with the Company after five or more years of participation in a deferral or contribution unit and prior to a normal retirement age of 65 or early retirement date are eligible for an "incentive benefit" from the Company. However, if a participant becomes employed as an executive search consultant or obtains employment in any capacity for any other executive search firm within two years after termination of employment with the Company, any early retirement or incentive benefit is forfeited. Payment of the incentive benefit by the Company is in monthly installments, commencing at age 65, of a payment amount equal to the normal benefit payment, to be paid for the same number of years a participant participated within a deferral or contribution unit up to a maximum of 15 years. An incentive benefit recipient may also elect to receive a lump sum payment in lieu of monthly payments, equal to their previous deferrals or contribution plus interest.

  If a participant dies and is eligible for normal retirement benefits prior to receiving his or her full benefits, his or her beneficiary is entitled to receive such payments. Additionally, a deceased participant's spouse, if any, may receive an additional survivor's benefit to be paid for a specified period of time, following the termination of the normal EWAPS benefit payments. Disability benefits payments are payable to a participant within the plan, but only with respect to his or her first deferral or contribution unit completed. There are no disability benefits associated with additional deferral or contribution units completed by a participant. If a participant becomes disabled, as defined in the EWAPS, the Company will pay monthly disability benefits to the participant in an amount equal to one-twelfth of the amount per annum specified as the disability benefit for the participant's initial deferral or contribution unit, until the age of 65, or until the attainment of a later age for persons whose disability begins after age 61. A participant receiving disability benefit payments is still eligible for all normal retirement benefits, early retirement benefits and survivor benefits under the EWAPS.

Senior Executive Incentive Plans

  The Company provides for its vice presidents two Senior Executive Incentive Plans (the "SEIPS"), one for its U.S. executives and one for its non-U.S. executives, which are identical in their material provisions. The Board of Directors approves eligibility for senior executives' participation in the SEIPS. Additionally, a senior executive must be participating in the Company's EWAPS to be eligible to participate in the SEIPS, unless such requirement is waived by the Board of Directors. The SEIPS provide additional future compensation to the selected executives to promote the retention of valuable employees of the Company.

  The SEIPS operate by allowing vice presidents of the Company to participate in a "benefit unit" whereby a participant elects to reduce the amount of compensation or in some instances make an after-tax contribution otherwise earned and payable during a four year period. The interest credited on deferrals ("benefit unit") upon termination of employment vests over a ten-year period at which time the participant receives monthly benefit payments made by the Company over a fifteen-year period.

  A participant may choose to receive the SEIPS incentive benefit payments prior to the normal benefit payment date, with a corresponding reduction in the amount to be paid, upon (i) the retirement of a participant after attaining age 65, (ii) the deferrals required for the benefit unit having been completed and
(iii) completion by a participant of at least four years of service post enrollment in the benefit unit. If a participant dies prior to receiving all incentive benefit payments, the beneficiary is entitled to receive the remaining payments.

Executive Salary Continuation Plan

  The Company's Executive Salary Continuation Plan (the "ESCP") is no longer an active plan, and as such there are a limited number of Company vice presidents who remain participants within the plan. The ESCP provides vice presidents of the Company with an additional salary payment of $7,000 per annum for the five-year period following their retirement from service with the Company. Additionally, in the event of death of a vice president prior to retirement, the ESCP provides that the family of the deceased vice president will receive an estate and family benefit of $10,000 per annum, to be paid for a total of ten years to the vice president's surviving family. No benefits under the plan are vested and should a vice president be terminated prior to retirement, no benefits under the plan are payable. All plan benefits are taxed as income to the recipients when received.

Executive Participation Programs

 Executive Participation Program

  Prior to the Offering and since 1991, the Company maintained two Executive Participation Programs for executives located in the U.S. and one for executives located outside of the U.S., also known as the Company's "Equity Participation Program" (together, the "EPP"). The EPP historically provided the opportunity for select executives of the Company to purchase shares of Common Stock. However, in anticipation of the Offering, the Company has ceased enrollment of executives in the EPP. Most of the Company's vice presidents are participants in the EPP. The EPP permitted executives to purchase Common Stock either for cash or a promissory note payable to the Company. Historically, shares of Common Stock were sold at book value, subject to the execution by EPP participants of an agreement which required the Company to purchase such shares at book value upon termination of the participant's employment with the Company.

 Supplemental Equity Participation Plan

  Persons promoted to vice president and other persons hired as vice presidents of the Company between May 2, 1998 and the filing of the Company's Registration Statement with the Securities and Exchange Commission in connection with the Offering ordinarily would have become eligible to purchase shares of Common Stock under the EPP, as described above. However, in anticipation of the Offering, the Company adopted the Supplemental Equity Participation Plan (the "Supplemental EPP") and issued shares of Common Stock to these persons at fair market value, appraised as of June 30, 1998. The Supplemental EPP also includes the Liquidity Schedule, as described below. The Company ceased enrollment of executives in the Supplemental EPP as of August 17, 1998.

 Interim Equity Participation Plan

  In November 1998, the Company adopted the Interim Executive Equity Participation Program (the "Interim EPP") in order to permit persons promoted to vice president and other persons hired as vice presidents of the Company after August 17, 1998 to purchase shares of Common Stock at fair market value as of December 30, 1998. The Interim EPP is substantially identical to the Supplemental EPP and includes the Liquidity Schedule.

Amended Stock Repurchase Agreement

  Substantially all of the shareholders of the Company have entered into an agreement (a "Stock Repurchase Agreement") with the Company that generally requires the Company to repurchase the shares of Common Stock owned by the shareholder at book value, typically upon termination of the shareholder's employment with the Company. As of October 31, 1998, 26,102,000 shares of Common Stock were subject to a Stock Repurchase Agreement. In connection with the Offering, each shareholder of the Company who had entered into a Stock Repurchase Agreement entered into an Amended and Restated Stock Repurchase Agreement (the "Amended Repurchase Agreement") as of January 15, 1999. The Amended Repurchase Agreement permits the Common Stock to be sold pursuant to the Liquidity Schedule whether the shareholder's original Stock Purchase Agreement was entered into outside of the EPP or in connection with the EPP. The Amended Repurchase Agreements will become effective upon the consummation of the Offering and will incrementally lift restrictions on sale of the shares of Common Stock subject to the Amended Repurchase Agreement over time (the "Liquidity Schedule"). See "--Liquidity Schedule."

  Although the Company is not obligated to repurchase Common Stock under the Amended Repurchase Agreement, the Amended Repurchase Agreement will permit the Company under certain circumstances to call, on a non-prorata basis, some or all of the shares of Common Stock, held both within and outside the EPP, which remain restricted from sale pursuant to the Liquidity Schedule at (i) the book value as of April 30, 1998, plus interest at 8.5% per annum from that date, in the case of shares acquired at book value, or (ii) the value appraised as of the most recent appraisal date preceding the date of purchase, plus interest at 8.5% per annum from the appraisal date, in the case of shares acquired at the appraised value. Shares may be called by the Company if the individual shareholder engages in conduct or acts detrimental to the Company, as determined by the Company, including, without limitation, (i) conduct or behavior that is significantly disruptive to the business, operations or reputation of the Company, (ii) acts or conduct that are significantly injurious to or otherwise significantly harm the Company, (iii) breach of any agreement with the Company, (iv) affiliation with a competitor, or developing, or making a contribution to, a competing enterprise, (v) disclosing confidential Company information to a third party, (vi) acts or conduct that are significantly disruptive to the relationship between the Company and any of its clients or (vii) conviction of a felony or other crime involving fraud, dishonesty or acts of moral turpitude. Each shareholder accused of such conduct and with respect to whom the Company wishes to exercise its call rights may appeal to the Chair of the Board and to a committee of the Board of Directors composed of three directors, at least two of which are outside directors (the "Equity Committee"). Any such shareholder who is found to have engaged in such conduct or act will be given 30 days to cure such conduct or acts, if a cure is possible.

Liquidity Schedule

  Substantially all of the Company's existing shareholders have agreed to be subject to the Liquidity Schedule. Following the Offering and prior to the second anniversary of the Offering, all shareholders subject to the Liquidity Schedule will be restricted from selling any of their current Common Stock holdings. The Liquidity Schedule limits shareholders' ability to sell more than 30% of their current aggregate Common Stock holdings until the second anniversary of the Offering. The Liquidity Schedule also limits shareholders' ability to sell an additional 20% of their current aggregate Common Stock holdings until on or after the third anniversary of the Offering and limits their ability to sell more than half of their current aggregate shareholdings until on or after the fourth anniversary of the Offering, when restrictions will cease. Upon the death or permanent incapacity of the shareholder or a change in control in the Company, the Liquidity Schedule will cease to apply and all of the shareholder's Common Stock which were still subject to the Liquidity Schedule will become transferable.

Employment Agreements

  By the end of February 1999, it is anticipated that the Company and certain of the Company's senior executive officers will enter into employment agreements which will contain substantially similar provisions (collectively, the "Employment Agreements"). The term of each Employment Agreement will be either two or three years and each Employment Agreement will be automatically renewed for a one-year period unless either party delivers a written notice of termination. Each Employment Agreement will provide for a base salary, an annual incentive bonus and benefits.

  The Employment Agreements will provide for the payment of certain severance and other benefits to the senior executive officer upon termination or upon the Company's failure to renew each of the Agreements. The Employment Agreements also will provide for payment to the senior executive officer of certain severance and other benefits upon termination of employment following a change in control, including (i) vesting of all options granted under the Company's incentive plans and any other previously granted equity incentives, (ii) payment of any unpaid salary and earned bonuses for service through the date of termination, (iii) payment of lump sums equal to 1.5 to 2 times then-current annual salary and bonus, and (iv) retention by the senior executive officer of any then-owned shares of Common Stock free of Company repurchase rights.

  The Company has a policy of requiring all its vice presidents to enter into a standard form of employment agreement that provides for an annual base salary and discretionary and incentive bonus payment. The Company also requires its vice presidents to agree in their employment contract not to compete with the Company both during the term of their employment with the Company, and also for a period of one to two years after their employment with the Company. Furthermore, for a period of two years after their employment with the Company former vice presidents are prohibited from soliciting employees of the Company for employment outside the Company.

Indemnification and Limitation of Liability of Director and Executive Officers

  The Company's Articles contain provisions that eliminate the personal liability of its directors for monetary damages arising from a breach of their fiduciary duties in certain circumstances to the fullest extent permitted by California law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

  The Company's Bylaws provide that the Company shall indemnify its directors and officers and may indemnify its other employees and agents to the fullest extent permitted by law. The Company's Bylaws also permit the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

  The Company has entered, or plans to enter, into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or executive officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and executive officers.

  At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

                              CERTAIN TRANSACTIONS

Additional Redemption Amounts

  In fiscal 1995, certain shareholders of the Company (the "Sellers"), at the request of the Company, agreed to have certain of their shares of Common Stock redeemed by the Company in a fixed redemption plan initiated by the Company (the "Redemption"). The Redemption required that any shareholder whose aggregate ownership of Common Stock, phantom units or stock appreciation rights exceeded a certain share level have a portion of his holdings redeemed. The Sellers then agreed to the Redemption, which served as a benefit to the Company in achieving a more widely held equity ownership as well as an elimination of holdings by non-employee shareholders.

  The redemption price consisted of (i) a fixed amount of $1.82 per share,which represented the book value of a share of Common Stock as of year end fiscal 1994, plus 10% to reflect appreciation on the book value from the end of fiscal 1994 to the date of the redemption (the "Fixed Redemption Amount"), (ii) a contingent amount (the "Additional Redemption Amount") equal to the difference between (a) the Fixed Redemption Amount plus 8.5% accrued interest and (b) the public offering price per share of the Common Stock and (iii) one share of Series A Preferred Stock for each 100 shares of Common Stock redeemed. The Fixed Redemption Amount consisted of 16 2/3% cash, with the balance in the form of a five-year promissory note. The aggregate Additional Redemption Amount is determined by multiplying the difference described under item (ii) above by the number of shares redeemed by the Company from each holder of redeemed shares. The Additional Redemption Amount is payable if the Company consummates an extraordinary transaction, including a public offering of the Common Stock of the Company, at any time before December 31, 2004 and the Seller has not voluntarily terminated or been terminated for cause prior to the date of the extraordinary transaction.

  The Series A Preferred Stock of the Company has a liquidation value of $7.29 per share plus cumulative unpaid dividends at 8.5% per annum until redemption. Shares of Series A Preferred Stock have voting rights equivalent to 100 shares of Common Stock for each share outstanding, except that holders of Series A Preferred Stock must vote in favor of certain transactions approved by holders of two-thirds or more of the shares of Common Stock of the Company. The Series A Preferred Stock was designed to give the Sellers the voting power necessary to protect their rights to receive payment on the promissory note issued in the Redemption and the Additional Redemption Amounts. The Company may redeem all or any part of the outstanding Preferred Stock at the earlier of either (i) payment in full of all promissory notes of the Company issued in the Redemption or (ii) the approval of the holders of a majority of the shares of the Series A Preferred Stock.

  Simultaneously with the Redemption, certain holders of phantom units and stock appreciation rights (the "Rights Holders") agreed to terminate their phantom units and stock appreciation rights in return for payments corresponding to the Fixed Redemption Amounts and the Additional Redemption Amounts.

  Because some of the proceeds from the Offering would otherwise have to be used to pay the aggregate Additional Redemption Amount payable upon an initial public offering, each of the Sellers and the Rights Holders have agreed to a negotiated discount (the "Negotiated Adjustment") from the Additional Redemption Amount they were originally entitled to receive upon an initial public offering. As a result, upon consummation of the Offering, if the Offering price is $14.00 per share, the midpoint of the range set forth on the cover of the Prospectus, the Sellers and the Rights Holders as a group will receive in the aggregate a payment of $30.2 million and the Company's shareholders' equity will be reduced by the same amount. Mr. Windle B. Priem, Chief Executive Officer, President and Director of the Company will receive a discounted payment of approximately $1.5 million. Mr. Richard Ferry, the Chair of the Company's Board of Directors, will receive a discounted payment of approximately $9.6 million.

Purchase of Common Stock by Ms. Murray

  In connection with joining the Company in 1998, Ms. Murray, the Company's Chief Financial Officer, Treasurer and Executive Vice President, purchased 72,992 shares of Common Stock pursuant to the EPP for an aggregate purchase price of $200,000.

Strategic Compensation Associates

  The Company owned 47% of Strategic Compensation Associates ("SCA") during fiscal 1995 and 1996. During fiscal 1996, the Company paid approximately $131,000 for services to SCA. In fiscal 1996, the Company sold its entire membership interest in SCA and a portion of its capital account interest in SCA, pursuant to purchase agreements executed with other members of SCA who formed SCA LLC. The purchase agreements, as amended, provided for the members of SCA LLC, which includes Gary C. Hourihan, an elected executive officer of the Company, to purchase the Company's remaining capital account interest in five annual installments, with the last payment to be on December 31, 2001. In December 1998, the members of SCA LLC completed the transaction by making a cash payment to the Company of $2,487,985.

Loans

  On January 28, 1998, the Company and Mr. Boxberger entered into an agreement, whereby the Company agreed to be the co-obligor with Mr. Boxberger on a promissory note in the amount of $1 million payable to Mellon 1st Business Bank, entered into by Mr. Boxberger for home loan purposes. Under the Settlement Agreement, the Company has agreed to pay the interest on the promissory note until the earlier of the sale of Mr. Boxberger's home or December 3, 1999. Thereafter, Mr. Boxberger is required to pay the interest on the promissory note and must repay or refinance the promissory note in full on or prior to the earlier of the sale of Mr. Boxberger's home or November 30, 2000. The interest rate is payable at a variable rate at 0.5% below the bank's reference rate, which at the time of execution of the note was 8.5% per annum, resulting in an effective interest rate of 8% at the time of execution.
Mr. Boxberger has entered into an agreement with the Company to indemnify and hold the Company harmless from any and all liability (except for the interest payment) that may result from the Company being a co-obligor of the note. To secure any indemnification repayment, Mr. Boxberger has pledged to the Company all shares of Common Stock owned by him and provided the Company with a right to offset any unpaid indemnification owed to the Company from amounts owed by the Company to Mr. Boxberger.

Termination of Stock Right Plan and Phantom Stock Plan

  In contemplation of the Offering, each of the Stock Right Plan and Phantom Stock Plan was terminated and each previous participant in either the Stock Right Plan or Phantom Stock Plan (the "Participants") was offered the opportunity to receive a cash payment of $11.15 per phantom unit or stock appreciation right or receive shares of the Common Stock valued at the book value of a share of Common Stock as of April 30, 1998, which was approximately $2.79 per share after giving effect to the 4-to-1 stock split. The Company had 275,954 phantom units and 114,356 stock appreciation rights outstanding as of June 30, 1998, the effective date of the surrender, termination and cancellation of all the outstanding phantom units and stock appreciation rights of the Company. With the exception of one, all Participants, including Messrs. Dunn, Papayanopulos and Young, elected to receive shares of Common Stock in the conversion program and 1,551,008 shares were issued as of June 30, 1998.

Resignation of Michael D. Boxberger

  In December 1998, Michael D. Boxberger resigned from his positions as Chief Executive Officer, President, Director and a member of the Office of the Chief Executive of the Company. In connection with his resignation, Mr. Boxberger entered into the Settlement Agreement with the Company. See "Management-- Executive Compensation--Resignation of Michael D. Boxberger."

Future Transactions

  The Company has implemented a policy requiring that any material transaction with an affiliated party is subject to approval by a majority of the directors not interested in such transaction, who must determine that the terms of any such transaction are no less favorable to the Company than those that could be obtained from an unaffiliated third party and that the transaction is in the Company's best interest.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information about the anticipated beneficial ownership of the Common Stock immediately prior to the Offering, and as adjusted to reflect the sale of the Common Stock offered in the Offering, by (i) each director, executive officer and key employee of the Company, (ii) all directors, executive officers and key employees of the Company as a group, and (iii) each person (or group of affiliated persons) known by the Company to own beneficially more than five percent of the Company's outstanding voting securities not otherwise listed. The address of each director and executive officer listed is in care of Korn/Ferry International, 1800 Century Park East, Suite 900, Los Angeles, California 90067.

                                                                Shares Beneficially
                          Shares Beneficially Owned                 Owned After
                            Prior to the Offering                  the Offering
                          --------------------------           ---------------------
Name and Address              Number                  Shares     Number
of Beneficial Owner       of Shares(1)(5) Percentage  Offered  of Shares  Percentage
-------------------       --------------- ---------- --------- ---------- ----------
Richard M. Ferry(2)(4)..     1,031,456        4.0%           0  1,031,456     2.9%
Windle B. Priem(2)......       626,367        2.4            0    626,367     1.7
Peter L. Dunn(2)........       393,429        1.5       54,500    336,709      *
Elizabeth S.C.S.
 Murray(2)..............       109,124         *             0                 *
Gary C. Hourihan(2)(6)..        51,612         *             0     51,612      *
Man Jit Singh(3)........        80,000         *             0     80,000      *
Paul Buchanan-Barrow....       187,696         *        18,768    168,928      *
Timothy K. Friar........       112,124         *             0                 *
Sakie Fukushima.........       111,100         *        11,108                 *
Scott E. Kingdom........        92,924         *             0                 *
Raimondo Nider..........       198,120         *        19,812    178,308      *
Manuel A. Papayanopulos.       200,628         *        22,340    178,288      *
Michael A. Wellman......       174,412         *        17,440                 *
Young Kuan-Sing.........       128,544         *        14,092    114,452      *
All directors, executive
 officers
 and key employees as a
 group (14 persons)(4)..     3,497,536       13.5%     158,060  3,339,476     9.3
Other Selling
 Shareholders(7)........    15,965,713       61.7%   1,941,348 14,024,365    39.1%

--------
 *Less than one percent

(1) Unless otherwise indicated, each person has sole voting and dispositive power with respect to the shares shown.

(2) An officer of the Company. See "Management--Executive Officers and
    Directors."

(3) Vice President and Chief Executive Officer of Korn/Ferry International Futurestep, Inc.

(4) Excludes 359,548 shares of Common Stock held by The Ferry Family Charitable Foundation. Mr. Ferry does not have a beneficial interest in the shares of Common Stock held by such foundation but does share voting power, as one of three trustees, of the shares held by The Ferry Family Charitable Foundation.

(5) If applicable, holdings include shares of Common Stock held by the Trustees of the Korn/Ferry Employee Tax Deferred Savings Plan (401(k)
    Plan) for the benefit of the listed individual.

(6) Gary C. Hourihan was appointed Executive Vice President--Organizational Development on January 14, 1999, effective February 1, 1999.

(7) Consists of 210 persons, of whom two persons own more than 1% but less than 2% and 208 persons own less than 1% of the outstanding shares of Common Stock prior to or after the Offering and of which a substantial percentage are employees of the Company.

                          DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, no par value per share, and 50,000,000 shares of Preferred Stock, no par value per share, which can be issued in one or more series. Immediately following the completion of the Offering, an aggregate of 35,824,424 shares of Common Stock will be issued and outstanding (assuming no exercise of the over-allotment option), and no shares of Preferred Stock will be issued and outstanding. As of January 21, 1999, the Common Stock was held of record by approximately 278 persons.

  The following description of the Company's capital stock is a summary of the material terms of such stock. It does not purport to be complete and is subject in all respects to applicable California law and to the provisions of the Company's Articles and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

Common Stock

  Subject to the rights of the holders of any Preferred Stock which may be outstanding, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and, in the event of liquidation, to share pro rata in any distribution of the Company's assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Because of certain non-recurring compensation and benefits expenses incurred in connection with the Offering, the Company's shareholder equity account will have a retained deficit immediately after consummation of the Offering. It is expected that the Company, by applying an alternative calculation method specified in the California Corporations Code, will have approximately $100 million available immediately after consummation of the Offering for dividend payments or repurchases of its capital stock.

  Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of shareholders. Holders of Common Stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such Common Stock. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be when issued, fully paid and non-assessable.

Preferred Stock

  The Company's Articles authorize 50,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. At present, the Company has no plans to issue any of the Preferred Stock.

Certain Anti-Takeover Effects

  Certain provisions of the Company's Articles and Bylaws summarized below may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

  The Company's Articles authorize issuance of up to 50,000,000 shares of Preferred Stock, with such characteristics that may tend to discourage a merger, tender offer or proxy contest, as described in "--Preferred Stock" above. The Company's Bylaws also limit the ability of shareholders to raise certain matters at a meeting of shareholders without giving advance notice. In addition, so long as the Company is a "listed corporation" as defined in
Section 301.5(d) of the California Corporations Code, cumulative voting will be eliminated and the Board of Directors will be divided into three classes having staggered terms of three years each, with Classes I, II and III having initial terms expiring at the annual general meeting of shareholders in 1999, 2000 and 2001, respectively. See "Risk Factors--Anti-Takeover Provisions; Possible Issuance of Preferred Stock" and "Management."

Transfer Agent and Registrar

  The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services LLC.

Listing

  There is no public trading market for the Common Stock. The Common Stock has been approved for listing on The New York Stock Exchange ("NYSE") under the symbol "KFY," subject to official notice of issuance.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon consummation of the Offering, the Company will have outstanding an aggregate of 35,824,424 shares of Common Stock (37,633,685 shares if the over-allotment option is exercised in full). Of these shares, all of the 12,061,740 shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are purchased by affiliates of the Company as that term is defined in Rule 144 under the Securities Act ("Affiliates"). The remaining 23,762,684 shares of Common Stock held by existing shareholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act ("Restricted Shares"). Restricted Shares may be sold to the public only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act. Beginning 90 days after the date of this Prospectus, 19,150,788 shares will be eligible for sale pursuant to Rule 144, provided the conditions of Rule 144 are met, subject to the lock-up agreements described below. Future sales of substantial amounts of Common Stock after the Offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock. In addition, the Company has the authority to issue additional shares of Common Stock and shares of one or more series of preferred stock. The issuance of such shares could result in the dilution of the voting power of the shares of Common Stock purchased in the Offering and could have a dilutive effect on earnings per share.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned Restricted Shares for at least one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then outstanding (approximately 358,244 shares immediately after this Offering) or
(ii) the average weekly trading volume of the Common Stock on the NYSE during the four calendar weeks preceding the filing of a notice of Form 144 with respect to such sale with the Securities and Exchange Commission (the "Commission"). Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. Under Rule 144(k), a person who is not, and has not been at any time during the 90 days preceding a sale, an affiliate of the Company and who has beneficially owned the Restricted Shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Each of the Company and the existing shareholders of the Company has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, and the Company has agreed that it will not file with the Commission a registration statement under the Securities Act relating to, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus, except in the case of the Company for the grant of options and sales of shares under the Company's stock benefit plans. The lock-up agreements with Credit Suisse First Boston Corporation and the Company may be released at any time as to all or a portion of the shares subject to such agreements at the sole discretion of Credit Suisse First Boston Corporation and the Company.

  Substantially all of the Company's existing shareholders have agreed to be subject to the Liquidity Schedule that limits their ability to sell their current Common Stock holdings. See "Management--Liquidity Schedule."

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting
Agreement dated      , 1999 (the "Underwriting Agreement"), the underwriters
named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation and PaineWebber Incorporated are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares:

                                                                      Number of
                                                                         U.S.
                              Underwriter                               Shares
                              -----------                             ----------
   Credit Suisse First Boston Corporation............................
   Donaldson, Lufkin & Jenrette Securities Corporation...............
   PaineWebber Incorporated..........................................
                                                                      ----------
     Total........................................................... 12,061,740
                                                                      ==========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by a Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Company has granted to the Underwriters an option, exercisable by Credit Suisse First Boston Corporation, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 1,809,261 additional shares at the initial public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares being sold to the Underwriters as the number of shares set forth next to such Underwriter's name in the preceding table bears to the sum of the total number of shares of Common Stock in such table.

  The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such
price less a concession of $     per share, and the Underwriters and such
dealers may allow a discount of $     per share on sales to certain other
dealers. After the Offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

  The Representatives have informed the Company and the Selling Shareholders that they do not expect discretionary sales by the Underwriters to exceed 5% of the shares being offered hereby.

  Each of the Company and the existing shareholders of the Company has agreed that it will not offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Company without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus, except in the case of the Company for the grant of options and sale of shares under the Company's stock benefit plans.

  The Underwriters have reserved for sale, at the initial public offering price, up to 360,000 shares of Common Stock for employees, directors and certain other persons associated with the Company who have expressed an interest in purchasing such shares of Common Stock in the Offering. The number of shares available for sale to the general public in the Offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

  The Company and Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments that the Underwriters may be required to make in respect thereof.

  Application has been made to list the shares of Common Stock on the NYSE under the symbol "KFY."

  In connection with the listing of the Common Stock on the NYSE, the Underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

  The initial public offering price for the shares will be determined by negotiation among the Company, the Selling Shareholders and the Representatives. In determining such price, consideration will be given to various factors, including market conditions for the initial public offering, the past history of and prospects for the Company's business, operations, earnings and financial position, an assessment of the Company's management, the market for securities of companies in businesses similar to those of the Company, the general condition of the securities markets and other relevant factors. There can be no assurance, however, that the initial public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to the Offering or that an active trading market will develop and continue after the Offering.

  The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

  The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and Selling Shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

Representations of Purchasers

  Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and Selling Shareholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws,
(ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "-- Resale Restrictions."

Rights of Action (Ontario Purchasers)

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

  All of the issuer's directors and officers as well as the experts named herein and the Selling Shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

  A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

  Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian Legislation.

                                 LEGAL MATTERS

  The validity of the shares of the Common Stock offered hereby will be passed upon for the Company by O'Melveny & Myers LLP, Los Angeles, California and for the Underwriters by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements and schedule included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), of which this Prospectus forms a part, covering the Common Stock to be sold pursuant to the Offering. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information, exhibits and undertakings can be inspected at and obtained from the Commission at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 13th Floor, 7 World Trade Center, New York, New York, 10048. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, application will be made to list the Common Stock on the NYSE, and reports and other information concerning the Company may be inspected at the offices of such exchange. For additional information with respect to the Company, the Common Stock and related matters and documents, reference is made to the Registration Statement. Statements contained herein concerning any such document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

  The Company will issue annual reports and unaudited quarterly reports to its shareholders for the first three quarters of each fiscal year. Annual reports will include audited consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States and a report of its independent public accountants with respect to the examination of such financial statements. In addition, the Company will issue such other interim reports as it deems appropriate.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants...................................  F-2
Consolidated Balance Sheets as of April 30, 1997 and 1998 and as of October
 31, 1998 (unaudited)......................................................  F-3
Consolidated Statements of Income for the fiscal years ended April 30,
 1996, 1997 and 1998 and the six months ended October 31, 1997 and 1998
 (unaudited)...............................................................  F-5
Consolidated Statements of Shareholders' Equity for the fiscal years ended
 April 30, 1996, 1997 and 1998 and the six months ended October 31, 1998
 (unaudited)...............................................................  F-6
Consolidated Statements of Cash Flows for the fiscal years ended April 30,
 1996, 1997 and 1998 and the six months ended October 31, 1997 and 1998
 (unaudited)...............................................................  F-7
Notes to Consolidated Financial Statements.................................  F-8

  After the stock split discussed in Note 14 to Korn/Ferry International's consolidated financial statements is effective, we expect to be in a position to render the following auditor's report.

Arthur Andersen LLP

Los Angeles, California
July 31, 1998

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Korn/Ferry International and Subsidiaries:

  We have audited the accompanying consolidated balance sheets of KORN/FERRY INTERNATIONAL AND SUBSIDIARIES (the "Company"), a California corporation, as of April 30, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KORN/FERRY INTERNATIONAL AND SUBSIDIARIES as of April 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 1998, in conformity with generally accepted accounting principles.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                    April 30,       October 31,
                                                ------------------  -----------
                                                  1997      1998       1998
                                                --------  --------  -----------
                                                                    (unaudited)
ASSETS
Cash and cash equivalents.....................  $ 25,298  $ 32,358   $ 23,277
Receivables due from clients, net of allowance
 for doubtful accounts of $3,846 and $5,390 as
 of April 30, 1997 and 1998 and $7,307 as of
 October  31, 1998, respectively..............    49,749    57,754     67,867
Other receivables.............................     3,937     3,501      3,125
Prepaid expenses..............................     5,758     6,265      6,947
                                                --------  --------   --------
    Total current assets......................    84,742    99,878    101,216
                                                --------  --------   --------
Property and equipment:
  Computer equipment and software.............    13,259    13,715     16,393
  Furniture and fixtures......................    10,673    13,573     14,415
  Leasehold improvements......................     7,596     9,713     11,157
  Automobiles.................................     1,580     1,679      1,893
                                                --------  --------   --------
                                                  33,108    38,680     43,858
Less: Accumulated depreciation and
 amortization.................................   (15,361)  (17,583)   (21,853)
                                                --------  --------   --------
    Property and equipment, net...............    17,747    21,097     22,005
                                                --------  --------   --------
Cash surrender value of company owned life
 insurance policies, net of loans.............    21,292    30,109     31,981
Guaranteed investment contracts...............     3,546     1,746      1,797
Notes receivable..............................     2,781     2,308      2,400
Deferred income taxes.........................    11,953    16,545     18,287
Goodwill and other intangibles, net of
 accumulated amortization of $3,332 and $4,182
 as of April 30, 1997 and 1998 and $4,726 as
 of October 31, 1998, respectively............     4,364     2,972      6,168
Other.........................................     1,980     1,716      3,585
                                                --------  --------   --------
    Total assets..............................  $148,405  $176,371   $187,439
                                                ========  ========   ========



  The accompanying notes are an integral part of these consolidated financial statements.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                                 (in thousands)

                                                    April 30,       October 31,
                                                ------------------  -----------
                                                  1997      1998       1998
                                                --------  --------  -----------
                                                                    (unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY
Notes payable and current maturities of long-
 term debt..................................... $  5,072  $  2,559   $  2,696
Accounts payable...............................    4,938     3,651      7,667
Income taxes payable...........................    5,454     6,903      2,249
Accrued liabilities:
  Compensation.................................   24,164    26,100     40,664
  Payroll taxes................................    7,790    14,821      1,865
  Other accruals...............................   17,273    19,271     21,518
                                                --------  --------   --------
    Total current liabilities..................   64,691    73,305     76,659
Deferred compensation..........................   27,676    34,552     34,171
Long-term debt.................................    3,206     6,151      7,102
Other..........................................      933     1,582      1,846
                                                --------  --------   --------
    Total liabilities..........................   96,506   115,590    119,778
                                                --------  --------   --------
Non-controlling shareholders' interests........    1,087     2,027      1,820
                                                --------  --------   --------
Mandatorily redeemable common and preferred
 stock:
  Preferred stock, no par value
  Series A--Authorized 10 shares, outstanding 9
   shares as of April 30, 1997 and 1998 and as
   of October 31, 1998 at redemption value.....       63        63         63
  Series B--Authorized 150 shares, outstanding
   126 and 121 shares as of April 30, 1997 and
   1998 and as of October 31, 1998 at book
   value.......................................    1,306     1,353      1,389
  Common stock, no par value--outstanding
   20,062 and 22,282 shares as of April 30,
   1997 and 1998 and 26,102 shares as of
   October 31, 1998 at book value..............   52,159    62,110     74,563
  Less: Notes receivable from shareholders and
   other unpaid shares.........................   (5,339)   (7,365)   (12,830)
                                                --------  --------   --------
    Total mandatorily redeemable common and
     preferred stock...........................   48,189    56,161     63,185
                                                --------  --------   --------
Shareholders' equity:
  Common Stock, no par value--Authorized
   150,000 shares, outstanding 1,010 and 920
   shares as of April 30, 1997 and 1998 and 920
   shares as of October 31, 1998 at book value.      --        --         --
  Retained Earnings............................    2,623     2,593      2,656
                                                --------  --------   --------
    Total shareholders' equity.................    2,623     2,593      2,656
                                                --------  --------   --------
    Total liabilities and shareholders' equity. $148,405  $176,371   $187,439
                                                ========  ========   ========


  The accompanying notes are an integral part of these consolidated financial statements.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (in thousands, except per share amounts)

                           Fiscal Year Ended April
                                     30,                Six Months Ended October 31,
                          ----------------------------  ----------------------------
                            1996      1997      1998         1997            1998
                          --------  --------  --------  --------------  --------------
                                                                 (unaudited)
Professional fees and
 reimbursable expenses..  $225,459  $269,624  $311,016  $      145,977  $      181,825
Other income including
 interest income........     4,758     2,937     4,009           1,158           1,937
                          --------  --------  --------  --------------  --------------
  Total revenues........   230,217   272,561   315,025         147,135         183,762
Less: Reimbursable
 candidate expenses.....    (8,731)  (12,137)  (14,470)         (6,804)         (8,073)
                          --------  --------  --------  --------------  --------------
  Net revenues..........   221,486   260,424   300,555         140,331         175,689
                          --------  --------  --------  --------------  --------------
Compensation and
 benefits...............   140,721   166,854   197,790          96,135         116,380
General and
 administrative
 expenses...............    64,419    73,005    84,575          35,872          51,961
Interest expense........     3,683     3,320     4,234           1,740           2,582
                          --------  --------  --------  --------------  --------------
  Income before
   provision for income
   taxes and
   non-controlling
   shareholders'
   interests............    12,663    17,245    13,956           6,584           4,766
Provision for income
 taxes..................     3,288     6,658     6,687           3,131           2,069
Non-controlling
 shareholders'
 interests..............     1,579     1,588     2,025           1,015           1,324
                          --------  --------  --------  --------------  --------------
  Net income............  $  7,796  $  8,999  $  5,244  $        2,438  $        1,373
                          ========  ========  ========  ==============  ==============
Basic earnings per
 common share...........  $    .38  $    .42  $    .24  $          .11  $          .05
                          ========  ========  ========  ==============  ==============
Basic weighted average
 common shares
 outstanding............    20,390    21,382    21,885          21,403          26,007
                          ========  ========  ========  ==============  ==============
Diluted earnings per
 common share...........  $    .36  $    .40  $    .23  $          .11  $          .05
                          ========  ========  ========  ==============  ==============
Diluted weighted average
 common shares
 outstanding............    23,019    23,481    23,839          23,280          27,242
                          ========  ========  ========  ==============  ==============


  The accompanying notes are an integral part of these consolidated financial statements.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (in thousands)

                                                                           Allocation of
                                                                           Shareholders'
                                                              Accumulated    Equity to
                          Preferred Stock                        Other      Mandatorily      Total
                         ----------------- Common   Retained Comprehensive  Redeemable   Shareholders' Comprehensive
                         Series A Series B  Stock   Earnings    Income         Stock        Equity        Income
                         -------- -------- -------  -------- ------------- ------------- ------------- -------------
Balance as of April 30,
 1995...................   $ 1      $14    $ 9,211  $31,976     $  (420)     $(38,763)      $2,019
 Purchase of stock......             (1)    (2,957)                             2,958
 Issuance of stock......                     4,402                             (4,402)
Comprehensive income:
 Net income.............                              7,796                    (7,456)         340        $ 7,796
 Foreign currency
  translation
  adjustments before
  tax...................                                         (2,564)        2,452         (112)        (2,564)
 Income tax benefit
  related to other
  comprehensive income..                                            666          (637)          29            666
                                                                                                          -------
Comprehensive income....                                                                                  $ 5,898
                           ---      ---    -------  -------     -------      --------       ------        =======
Balance as of April 30,
 1996...................     1       13     10,656   39,772      (2,318)      (45,848)       2,276
 Purchase of stock......             (1)    (5,051)                             5,052
 Issuance of stock......                     5,843                             (5,843)
Comprehensive income:
 Net income.............                              8,999                    (8,567)         432        $ 8,999
 Foreign currency
  translation
  adjustments before
  tax...................                                         (2,872)        2,734         (138)        (2,872)
 Income tax benefit
  related to other
  comprehensive income..                                          1,109        (1,056)          53          1,109
                                                                                                          -------
Comprehensive income....                                                                                  $ 7,236
                           ---      ---    -------  -------     -------      --------       ------        =======
Balance as of April 30,
 1997...................     1       12     11,448   48,771      (4,081)      (53,528)       2,623
 Purchase of stock......                    (3,150)                             2,916         (234)
 Issuance of stock......                     8,635                             (8,635)
Comprehensive income:
 Net income.............                              5,244                    (5,005)         239        $ 5,244
 Foreign currency
  translation
  adjustments before
  tax...................                                         (1,461)        1,394          (67)        (1,461)
 Income tax benefit
  related to other
  comprehensive income..                                            700          (668)          32            700
                                                                                                          -------
Comprehensive income....                                                                                  $ 4,483
                           ---      ---    -------  -------     -------      --------       ------        =======
Balance as of April 30,
 1998...................     1       12     16,933   54,015      (4,842)      (63,526)       2,593
 Purchase of stock
  (unaudited)...........                    (2,418)                             2,418
 Issuance of stock
  (unaudited)...........                    13,916                            (13,916)
Comprehensive income
 (unaudited):
 Net income.............                              1,373                    (1,291)          82        $ 1,373
 Foreign currency
  translation
  adjustments before
  tax...................                                           (564)          531          (34)          (564)
 Income tax benefit
  related to other
  comprehensive income..                                            245          (230)          15            245
                                                                                                          -------
Comprehensive income....                                                                                  $ 1,054
                           ---      ---    -------  -------     -------      --------       ------        =======
Balance as of
 October 31, 1998
 (unaudited)............   $ 1      $12    $28,431  $55,388     $(5,161)     $(76,014)      $2,656
                           ===      ===    =======  =======     =======      ========       ======

  The accompanying notes are an integral part of these consolidated financial statements.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                               Fiscal Year Ended April      Six Months Ended
                                         30,                   October 31,
                              ----------------------------  ------------------
                                1996      1997      1998      1997      1998
                              --------  --------  --------  --------  --------
                                                               (unaudited)
Cash from operating
 activities:
  Net income................. $  7,796  $  8,999  $  5,244  $  2,438  $  1,373
  Adjustments to reconcile
   net income to
   net cash provided by
   operating activities:
    Depreciation.............    3,599     5,087     6,552     3,304     3,989
    Amortization.............    1,541       424     1,165       583       544
    Provision for doubtful
     accounts................    1,590     2,196     2,427     1,010     3,307
    Cash surrender value in
     excess of premiums paid.   (1,142)   (1,601)   (1,767)     (840)     (256)
    Earnings from affiliate..      589       --        --        --        --
    Gain on sale of interest
     in affiliate............     (516)      --        --        --        --
  Change in other assets and
   liabilities net of
   acquisitions:
    Deferred compensation....    2,056     3,093     6,876     4,108     3,859
    Receivables due from
     clients.................   (8,769)  (12,630)   (9,996)  (12,605)  (11,603)
    Prepaid expenses.........     (988)   (1,174)     (507)   (1,260)     (682)
    Income taxes payable.....   (5,323)      276    (3,143)    1,390    (6,396)
    Accounts payable and
     accrued liabilities.....    8,344     6,036     9,678      (842)    7,872
    Non-controlling
     shareholders' interests
     and other, net..........     (431)     (550)    1,953      (388)   (3,676)
                              --------  --------  --------  --------  --------
      Net cash provided by
       (used in) operating
       activities............    8,346    10,156    18,482    (3,102)   (1,669)
                              --------  --------  --------  --------  --------
Cash from investing
 activities:
  Purchase of property and
   equipment.................   (8,084)   (8,483)   (9,903)   (5,419)   (4,898)
  Business acquisitions, net
   of cash acquired..........      --        --        --        --     (1,323)
  Premiums on life insurance.   (8,590)   (7,865)  (12,408)   (3,462)   (3,816)
  Redemption (purchase) of
   guaranteed investment
   contracts.................   (5,299)    1,753     1,949       --        --
  Sale of interest in
   affiliates................      357       434       473       --        --
                              --------  --------  --------  --------  --------
      Net cash used in
       investing activities..  (21,616)  (14,161)  (19,889)   (8,881)  (10,037)
                              --------  --------  --------  --------  --------
Cash from financing
 activities:
  Increase (decrease) in bank
   borrowings................   (1,000)    2,000     2,000     8,000       --
  Payment of debt............   (1,477)   (1,470)   (1,957)     (926)     (750)
  Borrowings (repayments)
   under life insurance
   policies..................   12,878     1,973     5,358       (60)    2,200
  Purchase of common and
   preferred stock...........   (2,532)   (3,674)   (2,761)   (1,859)   (2,160)
  Issuance of common and
   preferred stock...........    5,695     5,597     6,588     2,584     3,654
                              --------  --------  --------  --------  --------
      Net cash provided by
       financing activities..   13,564     4,426     9,228     7,739     2,944
                              --------  --------  --------  --------  --------
Effect of exchange rate
 changes on cash flows.......   (1,898)   (1,763)     (761)     (275)     (319)
                              --------  --------  --------  --------  --------
Net increase (decrease) in
 cash and cash equivalents...   (1,604)   (1,342)    7,060    (4,519)   (9,081)
Cash and cash equivalents at
 beginning of the period.....   28,244    26,640    25,298    25,298    32,358
                              --------  --------  --------  --------  --------
Cash and cash equivalents at
 end of the period........... $ 26,640  $ 25,298  $ 32,358  $ 20,779  $ 23,277
                              ========  ========  ========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   (in thousands, except per share amounts)

                                April 30, 1998

1. Summary of Significant Accounting Policies

 Nature of Business

  Korn/Ferry International and Subsidiaries is engaged in the business of providing executive search, consulting and related services globally on a retained basis.

 Principles of Consolidation

  The consolidated financial statements include the accounts of Korn/Ferry International, all of its wholly owned domestic and international subsidiaries, and affiliated companies in which the Company has effective control (collectively, the "Company"). All material intercompany accounts and transactions have been eliminated.

 Interim Financial Information

  The accompanying balance sheet as of October 31, 1998 and the statements of income and cash flows for the six months ended October 31, 1997 and 1998 and the statements of shareholders' equity for the six months ended October 31, 1998 are unaudited. In the opinion of management, the statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the interim periods. The data for the interim periods disclosed in these notes to the financial statements is also unaudited. The results of operations and cash flows for the interim period are not necessarily indicative of the results to be expected for any future interim period.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to these financial statements relate to the accounting for deferred compensation plans and deferred tax assets. (See Notes 8 and 9).

 Translation of Foreign Currencies

  The functional currency applicable to the Company's foreign subsidiaries, except those in Argentina, Brazil, Colombia and Venezuela, is the local currency. Due to high inflation, Argentina, Brazil, Colombia and Venezuela use the U.S. dollar as the functional currency.

  Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the rates of exchange in effect at the end of each year and revenues and expenses are translated at average rates of exchange during the year. Translation adjustments are reported as a component of comprehensive income.

  For entities denominated in currencies other than their functional currencies, gains and losses resulting from the effect of exchange rate changes are included in determining net income and resulted in losses, included in general and administrative expenses, of $97, $344 and $511 in fiscal 1996, 1997 and 1998, respectively.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

 Revenue Recognition

  Substantially all professional fee revenues are derived from fees for professional services related to executive search, consulting and related services. Fee revenues are recognized as services are substantially rendered, generally over a ninety day period commencing in the month of initial acceptance of a search engagement. The Company generally bills clients in three monthly installments over this period. Reimbursable expenses include specifically identified and allocated costs related to professional services that are billed to clients.

 Cash Flows

  Cash equivalents consist of highly liquid investments purchased with original maturities of three months or less.

  Net cash from operating activities includes cash payments for interest of $3,233, $3,594, $4,381, $509 and $880 in fiscal 1996, 1997, 1998 and the six months ended October 31, 1997 and 1998, respectively. Cash payments for income taxes, net of refunds, amounted to $6,620, $6,770, $9,830, $1,676 and $8,431 in fiscal 1996, 1997 and 1998 and the six months ended October 31, 1997 and 1998, respectively.

 Fair Value of Financial Instruments

  The carrying amount of cash, cash equivalents and accounts receivable approximates fair value due to the short maturity of these instruments. Guaranteed investment contracts, notes receivable, notes payable and long-term debt bear interest at rates that approximate the current market interest rates for similar instruments and, accordingly the carrying value approximates fair value.

 Concentration of Credit Risk

  Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of receivables due from clients. Concentrations of credit risk with respect to receivables are limited due to the Company's large number of customers and their dispersion across many different industries and countries worldwide.

 Earnings per Common Share

  The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings per Share," ("EPS") at April 30, 1998, which requires the Company to report basic and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if the Company's phantom stock units, stock rights and Common Stock purchase commitments were converted or issued as of the earlier of the beginning of each year or the date of issuance. (See Note 2).

 Property and Equipment

  Leasehold improvements are amortized over the useful life of the asset, or the lease term, whichever is less, using the straight-line method. All other property and equipment is depreciated or amortized over the estimated useful lives of three to ten years, using the straight-line method.

 Cash Surrender Value of Life Insurance

  The increase in the cash surrender value ("CSV") of Company owned life insurance ("COLI") contracts in excess of insurance premiums paid is reported in compensation and benefits expense. (See Note 8).

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

 Goodwill and Other Intangibles

  Goodwill is amortized on a straight line basis generally over five to ten years. Other intangibles arising from business acquisitions include contractual obligations contingent upon future performance and are amortized on a straight line basis over the contractual period.

 New Accounting Pronouncements

  During 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires companies to report financial and descriptive information about its reportable operating segments in the interim and annual financial statements. It is effective for annual periods beginning after December 15, 1997 and will be adopted by the Company in fiscal 1999. It is not expected that the adoption of this standard will have an impact on the consolidated financial statements, however, it may require additional footnote disclosure.

  During 1998, the FASB issued SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits an amendment to FASB Statements No. 87, 88 and 106," which revises employers' disclosure requirements for pension and other postretirement plans. It does not change the measurement or recognition of costs and benefits provided by those plans. The standard is effective for fiscal years beginning after December 15, 1997, although earlier application is encouraged. Adoption of this pronouncement is reflected in the accompanying consolidated financial statements (See Note 8). Disclosures for earlier periods have been restated for comparative purposes.

  During 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities," which establishes new standards for reporting derivative and hedging information. The standard is effective for periods beginning after June 15, 1999 and will be adopted by the Company as of May 1, 2000. It is not expected that the adoption of this standard will have an impact on the consolidated financial statements nor require additional footnote disclosure since the Company does not currently utilize derivative instruments or participate in structured hedging activities.

Reclassifications

  Certain prior year balances have been reclassified in order to conform to the current year consolidated financial statement presentation.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

2. Basic and Diluted Earnings Per Share

  Following is a reconciliation of the numerator (income) and denominator (shares) used in the computation of basic and diluted EPS:

                                   Fiscal year ended April 30,                         Six months ended October 31,
                  -------------------------------------------------------------- -----------------------------------------
                          1996                 1997                 1998                 1997                 1998
                  -------------------- -------------------- -------------------- -------------------- --------------------
                                 Per                  Per                  Per                  Per                  Per
                                Share                Share                Share                Share                Share
                  Income Shares Amount Income Shares Amount Income Shares Amount Income Shares Amount Income Shares Amount
                  ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------ ------
Basic EPS
Income available
 to common
 shareholders...  $7,796 20,390 $0.38  $8,999 21,382 $0.42  $5,244 21,885 $0.24  $2,438 21,403 $0.11  $1,373 26,007 $0.05
                                =====                =====                =====                =====                =====
Effect of
 Dilutive
 Securities
Shareholder
 common stock
 purchase
 commitments....            894                  436                  318                  219                  700
Phantom stock
 units..........     299  1,272           246  1,242           161  1,219            81  1,241                  383
Stock
 appreciation
 rights.........     109    463            88    421            14    417             7    417                  152
                  ------ ------        ------ ------        ------ ------        ------ ------        ------ ------
Diluted EPS
Income available
 to common
 shareholders
 plus assumed
 conversions....  $8,204 23,019 $0.36  $9,333 23,481 $0.40  $5,419 23,839 $0.23  $2,526 23,280 $0.11  $1,373 27,242 $0.05
                  ====== ====== =====  ====== ====== =====  ====== ====== =====  ====== ====== =====  ====== ====== =====


  The share amounts in the table above reflect a 4 to 1 stock split approved by the Board of Directors on July 24, 1998. (See Note 14).

3. Notes Payable and Long-Term Debt

  At April 30, 1998, the Company maintained an $11,000 unsecured bank revolving line of credit facility. Borrowings on the line of credit bear interest at the bank's prime rate less one-half percent, which was 8.0% at April 30, 1998. There was no outstanding balance under the revolving line of credit as of April 30, 1998.

  The Company's long-term debt consists of the following:

                                                                Fiscal Year
                                                              Ended April 30,
                                                              ----------------
                                                               1997     1998
                                                              -------  -------
8% variable rate unsecured term loan due to bank, principal
 and interest payable quarterly.............................. $   --   $ 5,000
Unsecured subordinated notes payable to former shareholders
 due through October 2002, bearing interest at various rates
 up to 8.75%.................................................   5,278    3,710
                                                              -------  -------
  Total debt.................................................   5,278    8,710
Less: current maturities of long-term debt...................  (2,072)  (2,559)
                                                              -------  -------
  Long-term debt............................................. $ 3,206  $ 6,151
                                                              =======  =======

  The Company issued notes payable to shareholders of $395, $1,708 and $389 in fiscal 1996, 1997 and 1998, respectively, for the purchase of Common Stock.

  Annual maturities of long-term debt for the five fiscal years subsequent to April 30, 1998 are: $2,559 in 1999, $2,488 in 2000, $1,336 in 2001, $1,254 in
2002 and $1,073 in 2003.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

  The Company also has outstanding borrowings against the CSV of COLI contracts of $32,278 and $37,638 at April 30, 1997 and 1998, respectively. These borrowings are secured by the CSV, principal payments are not scheduled and interest is payable at least annually, at various variable rates. (See
Note 8).

4. Shareholders Agreements and Supplemental Information Regarding Book Value Per Share

  Under existing stock purchase and repurchase agreements, collectively referred to as the Equity Participation Program ("EPP"), eligible executives of the Company have the opportunity to purchase shares of Common Stock at book value and are required to sell their shares of Common Stock to the Company at book value upon termination of their employment. For purposes of EPP purchases and sales, book value per share, adjusted for the 4-to-1 stock split, was $2.60 ($10.40 pre-stock split) and $2.79 ($11.15 pre-stock split) at April 30, 1997 and 1998, respectively. The EPP book value calculation excludes the effect of the Series A Preferred Stock and shareholder notes related to Common Stock purchases. The Company ceased issuing shares of Common Stock under the EPP as of May 1, 1998. The Board of Directors approved the Supplemental Equity Participation Program (the "Supplemental EPP") on July 24, 1998, effective May 2, 1998, and issued shares of Common Stock at fair market value, appraised as of June 30, 1998. The Company ceased enrollment of executives in the Supplemental EPP as of August 17, 1998. On November 30, 1998, the Company adopted the Interim Equity Executive Participation Program (the "Interim EPP") in order to permit persons promoted to vice president and other persons hired as vice presidents of the Company after August 17, 1998 to purchase shares of Common Stock at fair market as of December 30, 1998.

  Shares subject to book value repurchase agreements are classified as mandatorily redeemable common stock in the accompanying consolidated balance sheets. As of April 30, 1997 and 1998 notes receivable from shareholders for Common Stock purchases were $4,566 and $6,612, respectively. The Company issued Common Stock in exchange for notes receivable from shareholders of $3,172, $4,305 and $6,184 in fiscal 1996, 1997 and 1998 respectively. Included in shareholders' notes and other unpaid shares at October 31, 1998 is $500 related to Common Stock issued that vests over a three year period.

  At April 30, 1998, the Company had commitments of $1,484 from vice presidents to buy additional Common Stock at book value under the EPP. Additionally, the Company had commitments to sell to vice presidents Common Stock with an aggregate price at book value of $5,805, at May 1, 1998. The difference between the fair market value of these shares and the EPP book value purchase price, of approximately $16,000, will be recorded as compensation and benefits expense when the book value repurchase agreements are amended and replaced with the fair value repurchase agreements upon consummation of the IPO. In addition the Company will recognize compensation and benefits expense related to shares issued subsequent to July 1997, of approximately $10,600, representing the difference between the fair market value and the book value of the shares at the date of issuance.

   The repurchase agreements under the EPP will be amended upon consummation of an initial public offering ("IPO") to permit employee shareholders to sell their shares in the public market, subject to a liquidity schedule that provides for increases over a four year period in the number of shares that can be sold. Subsequent to the consummation of an IPO, shares will no longer be issued under the EPP, Supplemental EPP or Interim EPP.

5. Preferred Stock

  In December 1994, the Company issued Series A Preferred Stock in conjunction with the redemption of common stock from certain employee shareholders. These shares have a redemption value of $7.29 per share plus cumulative unpaid dividends at 8.5% per annum. The Company may redeem all or any part of the outstanding Preferred Stock at the earlier of either (i) payment in full of all promissory notes of the Company

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES issued in the Redemption, or (ii) the approval of the holders of a majority of the shares of the Series A Preferred Stock. Shares of Series A Preferred Stock have voting rights equivalent to 100 shares of common stock for each share outstanding, except that holders of Series A Preferred Stock must vote in favor of certain transactions approved by holders of two-thirds or more of the shares of Common Stock of the Company.

  In a previous year, the Company also issued Series B Preferred Stock which has voting and redemption rights, including the book value repurchase requirements equivalent to Common Stock. All Series B Preferred Stock is held in the Company's Employee Tax Deferred Savings Plan.

  Upon consummation of an IPO, all shares of Series A and B Preferred Stock will be redeemed at their contractual amounts of approximately $1,400.

6. Phantom Stock Plan and Stock Right Plan

  Effective May 1, 1988, the Company established a Phantom Stock Plan for key employees. The plan allows for granting the rights to purchase up to 1,500 unit rights at the book value of the outstanding Common Stock at the date of grant. On a pre-stock split basis as of April 30, 1997 and 1998, 310 and 297 units were outstanding, respectively. These units are fully vested and entitle employees, upon termination of employment, to receive their interest in cash based on the equivalent book value of the Common Stock.

  In fiscal 1992, the Company established a Stock Right Plan under which rights are granted to employees selected by a committee of the Board of Directors. These rights are fully vested after two years and entitle the holder to rights substantially identical to the common shares, excluding voting rights. As of April 30, 1997 and 1998, 104 units were outstanding on a pre-stock split basis.

  Compensation expense is recognized based on the change, if any, in the book value of the Common Stock since the date of the grant. Compensation expense related to these plans amounted to $628, $514 and $270 in fiscal 1996, 1997 and 1998, respectively. Subsequent to year end, the Board of Directors and shareholders approved the termination of these plans and the conversion of the phantom stock units and stock rights to Common Stock.

  The Stock Right Plan and Phantom Stock Plan were terminated and each participant within either the Stock Right Plan or Phantom Stock Plan was offered the opportunity to receive $11.15 per phantom unit or stock appreciation right or receive shares of the Common Stock at the book value of a share of Common Stock as of April 30, 1998, which was valued at approximately $2.79 per share after giving effect to the 4-to-1 stock split. The Company had 275,954 phantom units and 114,356 stock appreciation rights outstanding as of June 30, 1998, the effective date of the surrender, termination and cancellation of all the outstanding phantom units and stock appreciation rights of the Company. As a result of this transaction, mandatorily redeemable common stock was increased by $4,240 with a corresponding decrease in the deferred compensation liability.

  The Common Stock issued upon termination of these plans is subject to the EPP book value repurchase agreements. These repurchase agreements will be amended to adopt the liquidity schedule upon consummation of an IPO. At that date, the Company will recognize compensation and benefits expense of approximately $13,200 for the excess of the fair market value of the shares over the book value price of the shares issued in the conversion.

7. Employee Profit-Sharing and Benefit Plans

  The Company has an Employee Tax Deferred Savings Plan that covers eligible employees in the United States. The Company's discretionary accrued contribution to this plan was $1,230, $1,768 and $2,400 for fiscal

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

1996, 1997 and 1998, respectively. The Company's non-U.S. employees are covered by a variety of pension plans that are applicable to the countries in which they work. The contributions for these plans are determined in accordance with the legal requirements in each country and generally are based on the employees' annual compensation.

8. Deferred Compensation and Life Insurance Contracts

  The Company has established several deferred compensation plans for officer/shareholder employees that provide defined benefit payments to participants based on the deferral of current compensation and subject to vesting and retirement or termination provisions.

  The Enhanced Wealth Accumulation Plan (EWAP) was established in fiscal 1994. Certain vice presidents elect to participate in a "deferral unit" that requires the contribution of current compensation for an eight year period in return for defined benefit payments from the Company over a fifteen year period generally at retirement at age 65 or later. Participants may acquire additional "deferral units" every five years.

  The Wealth Accumulation Plan (WAP) was replaced by the EWAP in fiscal 1994. Executives who did not choose to roll over their WAP units into the EWAP continue to be covered under the earlier version in which participants generally vest and commence receipt of benefit payments at retirement at age 65.

  Participants in the Senior Executive Incentive Plan (SEIP) are elected for participation by the Company's Board of Directors. Generally, to be eligible the vice president must be participating in the EWAP. Participation in the SEIP requires the vice president to contribute a portion of their compensation during a four-year period, or in some cases make an after tax contribution, in return for a defined benefit paid by the Company generally over a fifteen year period at age 65, or retirement.

  The Company's Worldwide Executive Benefit Plans (WEB) are designed to integrate with government sponsored benefits and provide a monthly benefit to vice presidents and shareholders upon retirement from the Company. Each year a plan participant accrues and is fully vested in one-twentieth of the targeted benefits expressed as a percentage set by the Company for that year. Upon retirement, a participant receives a monthly benefit payment equal to the sum of the percentages accrued over such participant's term of employment, up to a maximum of 20 years, multiplied by the participant's highest average monthly salary during any 36 consecutive months in the final 72 months of active full-time employment.

  Certain current and former employees also have individual deferred compensation arrangements with the Company which provide for payment of defined amounts over certain periods commencing at specified dates or events.

  In 1998, certain employees elected to defer a portion of their compensation, amounting to approximately $2,500, into a new deferred compensation plan established by the Company. If the Company terminates this plan before April 30, 1999, the employees will receive their deferred compensation plus interest at the Company's bank borrowing rate, currently at 8%.

  For financial accounting purposes, the Company estimates the present value of the future benefits payable as of the estimated payment commencement date. The Company also estimates the remaining number of years a participant will be employed by the Company. Then, each year during the period of estimated employment, the Company accrues a liability and recognizes expense for a portion of the future benefit using the "benefit/years of service" attribution method for the SEIP and EWAP plans and the "projected unit credit" method for the WEB plan.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

  In calculating the accrual for future benefit payments, management has made assumptions regarding employee turnover, participant vesting and the discount rate. Management periodically reevaluates all assumptions. If assumptions change in future reporting periods, the changes may impact the measurement and recognition of benefit liabilities and related compensation expense.

  As of April 30, 1997 and 1998, the Company had unrecognized losses related to these deferred compensation plans of $4,421 and $7,747 due to changes in assumptions of the discount rate used for calculating the accruals for future benefits. The Company amortizes unrecognized losses over the average remaining service period of active participants. The discount rate used in 1997 and 1998 was 9.0% and 7.5%, respectively.

  Following is a reconciliation of the benefit obligation for the Company's deferred compensation plans:

                                                                 Year Ended
                                                                  April 30,
                                                                 ----------
                                                                1997     1998
                                                               -------  -------
   Benefit obligation at beginning of the year................ $26,705  $30,149
   Service cost...............................................   1,227    1,693
   Interest cost..............................................   1,320    1,622
   Plan participants' contributions...........................   3,030    5,981
   Recognized loss due to change in assumption................     305      624
   Benefits paid..............................................  (2,438)  (4,707)
                                                               -------  -------
   Benefit obligation at end of fiscal year................... $30,149  $35,362
   Less: current portion of benefit obligation................  (2,473)    (810)
                                                               -------  -------
   Long-term benefit obligation at end of year................ $27,676  $34,552
                                                               =======  =======

  The Company has purchased COLI contracts insuring participants and former participants. The gross CSV of these contracts of $53,570 and $67,747 is offset by outstanding policy loans of $32,278 and $37,638, on the accompanying consolidated balance sheets as of April 30, 1997 and 1998, respectively.

  Death benefits payable under COLI contracts were $244,418 and $285,495 at April 30, 1997 and 1998, respectively. Management intends to use the future death benefits from these insurance contracts to fund the deferred compensation arrangements; however, there may not be a direct correlation between the timing of the future cash receipts and disbursements under these arrangements. In addition, certain future death benefits are restricted for the purchase of certain shares of Common Stock, if any, upon the death of a shareholder. As of April 30, 1998, COLI contracts with a net cash surrender value of $24,500 and death benefits payable of $146,589 were held in trust for these purposes.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

9. Income Taxes

  The provision for income taxes is based on reported income before income taxes. Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes, as measured by applying the currently enacted tax laws.

  The provision (benefit) for domestic and foreign income taxes is comprised of the following components:

                                                      Fiscal Year Ended April
                                                                30,
                                                      -------------------------
                                                       1996     1997     1998
                                                      -------  -------  -------
   Current taxes:
    Federal.......................................... $   921  $ 2,602  $ 2,953
    State............................................     381      991    1,022
                                                      -------  -------  -------
     Total...........................................   1,302    3,593    3,975
                                                      -------  -------  -------
   Deferred taxes:
    Federal..........................................  (3,766)  (2,133)  (3,458)
    State............................................    (996)    (713)  (1,154)
                                                      -------  -------  -------
     Total...........................................  (4,762)  (2,846)  (4,612)
                                                      -------  -------  -------
   Foreign taxes.....................................   6,748    5,911    7,324
                                                      -------  -------  -------
   Provision for income taxes........................ $ 3,288  $ 6,658  $ 6,687
                                                      =======  =======  =======

  The domestic and foreign components of income (loss) from continuing operations before domestic and foreign income and other taxes were as follows:

                                                Fiscal Year Ended April 30,
                                               -------------------------------
                                                 1996       1997       1998
                                               ---------  ---------  ---------
   Domestic................................... $  (9,163) $  (2,534) $  (4,635)
   Foreign....................................    21,826     19,779     18,591
                                               ---------  ---------  ---------
   Total...................................... $  12,663  $  17,245  $  13,956
                                               =========  =========  =========

  The income tax provision stated as a percentage of pretax income was different than the amount computed using the U.S. statutory federal income tax rate for the reasons set forth in the following table:

                                                Fiscal Year Ended April 30,
                                               -------------------------------
                                                 1996       1997       1998
                                               ---------  ---------  ---------
   U.S. federal statutory tax rate............     35.0%       35.0%      35.0%
   Foreign source dividend income.............     20.1        12.7       30.6
   Foreign income tax credits utilized........    (20.4)      (11.6)     (21.5)
   Income subject to higher (lower) Foreign
    tax rates.................................     (7.0)       (5.9)       5.9
   COLI CSV increase, net.....................     (3.6)        0.8       (5.4)
   Other......................................      1.9         7.6        3.3
                                               ---------  ---------  ---------
   Effective tax rate.........................     26.0%       38.6%      47.9%
                                               =========  =========  =========

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

  The significant components of deferred tax assets and liabilities are as follows:

                                                               As of April 30,
                                                               ----------------
                                                                1997     1998
                                                               -------  -------
   Deferred income tax assets (liabilities):
     Deferred compensation.................................... $11,597  $14,652
     Accrued operating expenses...............................   1,964    3,172
     Other accrued liabilities................................  (1,590)  (1,360)
     Property and equipment...................................     299      419
     Other....................................................    (317)    (338)
                                                               -------  -------
   Deferred income taxes...................................... $11,953  $16,545
                                                               =======  =======

  Realization of the tax asset is dependent on the Company generating sufficient taxable income in future years as the deferred tax items become currently deductible for tax reporting purposes. Management believes that all of the deferred tax asset will be realizable. However, the amount of the deferred tax asset considered realizable could be reduced if the estimates of amounts and/or timing of future taxable income are revised.

10. Commitments and Contingencies

  The Company leases office premises and certain office equipment under leases expiring at various dates through 2010. Total rental expense for fiscal years 1996, 1997 and 1998 amounted to $9,033, $11,686 and $12,948, respectively. At
April 30, 1998, minimum future commitments under noncancelable operating leases with lease terms in excess of one year were payable as follows: $11,066 in 1999, $10,357 in 2000, $9,813 in 2001, $8,708 in 2002, $5,910 in 2003 and
$17,972 thereafter. As of April 30, 1998, the Company has outstanding standby letters of credit of $945 in connection with office leases.

  The Company has a policy of requiring all its vice presidents to enter into a standard form of employment agreement which provides for an annual base salary and discretionary and incentive bonus payments. The Company also requires its vice presidents to agree in their employment contracts not to compete with the Company, both during the term of their employment with the Company, and also for a period of one to two years after their employment with the Company ends. Furthermore, for a period of two years after their employment with the Company former vice presidents are prohibited from soliciting employees of the Company for employment outside the Company.

  In January 1998, the Company agreed to be co-obligor with an officer-shareholder, on a $1,000 promissory note entered into for his home loan. The officer-shareholder has pledged all of his Common Stock to the Company as collateral. The Company also agreed to pay all of the interest on the note until the earlier of the sale of the home or December 3, 1999. These interest payments are included in compensation and benefits expense. (See Note 15).

  In fiscal 1995, certain shareholders of the Company, at the request of the Company, agreed to have certain of their shares of Common Stock redeemed by the Company in a fixed redemption plan initiated by the Company. The redemption price included a contingent amount equal to the difference between a fixed amount plus 8.5% accrued interest and, in the event of an IPO, the public offering price per share of the Common Stock. Simultaneously with the redemption, certain holders of phantom units and stock appreciation rights agreed to terminate their phantom units and stock appreciation rights in return for payments corresponding to the fixed amount and an additional contingent amount. The contingent amount is payable if the Company consummates an extraordinary transaction, including a public offering of the Common Stock, at any time before December 31, 2004 and the seller has not voluntarily terminated or been terminated for cause prior to the date of the extraordinary transaction.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

  The Company intends to use a portion of the net proceeds from an IPO to complete the redemption by the Company of certain shares of its mandatorily redeemable common and preferred stock and to pay existing obligations of the Company to former holders of phantom units and stock appreciation rights. Upon consummation of an IPO, each of the sellers has agreed to a negotiated discount from the contingent amount they were originally entitled to receive. Based on the mid-point of the IPO price range of $14.00, the discounted payment amounts will be approximately $4,500. These payments will result in compensation and benefits expense, which will be recorded upon consummation of the IPO.

11. Litigation

  From time to time the Company has been and is involved in litigation incidental to its business. The Company is currently not a party to any litigation, which if resolved adversely against the Company, would in the opinion of the Company have a material adverse effect on the Company's business, financial position or results of operations.

12. Divestitures

  Effective February 29, 1996, the Company divested its 47% interest in Strategic Compensation Associates for a cash payment of $357 and notes receivable of $3,215. The notes are receivable in six equal annual installments with interest. Included in other income in fiscal 1996, is a gain of $516 recognized on this transaction. The outstanding balance of notes receivable at April 30, 1997 and 1998 was $2,781 and $2,308 respectively.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

13. Business Segment

  The Company operates in one industry segment, retained executive search, on a global basis. For purposes of the geographic information below, Mexico is included in Latin America. In January 1998 the Company formed Futurestep as an 80 percent owned subsidiary (which is included in North America), to provide Internet-based retained recruitment services for middle management positions. Operating expenses and identifiable assets of Futurestep are not material in 1998. For the six months ended October 31, 1998, Futurestep reported net revenues and operating losses of $747 and $7,062, respectively. A summary of the company's operations by geographic area is presented below:

                               Fiscal Year Ended April      Six Months Ended
                                         30,                   October 31,
                              ----------------------------  ------------------
                                1996      1997      1998      1997      1998
                              --------  --------  --------  --------  --------
                                                               (unaudited)
   Net Revenues:
     North America........... $107,789  $130,437  $157,044  $ 69,851  $ 93,276
     Europe..................   65,034    72,314    79,731    36,852    49,546
     Asia/Pacific............   28,870    32,544    32,887    18,100    15,808
     Latin America...........   19,793    25,129    30,893    15,528    17,059
                              --------  --------  --------  --------  --------
       Total revenues........ $221,486  $260,424  $300,555  $140,331  $175,689
                              ========  ========  ========  ========  ========
   Operating Profit:
     North America...........    7,892    13,711    10,660     4,190       911
     Europe..................    1,246      (935)      382       186     1,510
     Asia/Pacific............    3,121     3,585       701       586       567
     Latin America...........    4,087     4,204     6,447     3,362     4,360
                              --------  --------  --------  --------  --------
       Total operating prof-
        it...................   16,346    20,565    18,190     8,324     7,348
     Interest expense........   (3,683)   (3,320)   (4,234)   (1,740)   (2,582)
                              --------  --------  --------  --------  --------
       Income before income
        taxes and non-
        controlling
        shareholders'
        interest............. $ 12,663  $ 17,245  $ 13,956  $  6,584  $  4,766
                              ========  ========  ========  ========  ========

                                                           As of April 30,
                                                      --------------------------
                                                        1996     1997     1998
                                                      -------- -------- --------
   Identifiable Assets:
     North America................................... $ 42,770 $ 42,498 $ 66,680
     Europe..........................................   33,524   42,300   40,600
     Asia/Pacific....................................   22,955   25,444   18,529
     Latin America...................................    8,057   10,606   16,400
     Corporate.......................................   19,035   27,557   34,162
                                                      -------- -------- --------
       Total......................................... $126,341 $148,405 $176,371
                                                      ======== ======== ========

  The Company's clients were not concentrated in any specific geographic region and no single client accounted for a significant amount of the Company's revenues during fiscal 1996, 1997 or 1998 or the six months ended October 31, 1998.

14. Stock Split

  Subsequent to April 30, 1998, the Company's Board of Directors authorized, and the shareholders approved, the filing of an amendment of the Company's existing Articles of Incorporation to increase the Company's

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES authorized capital stock and effect a 4 to 1 split of the Common Stock. The Company intends to file the amendment immediately after the registration statement relating to the IPO is declared effective. The financial statements have been retroactively restated for the effects of this transaction.

15. Subsequent Events

  In December 1998, Michael D. Boxberger resigned from his positions as President, Chief Executive Officer, Director and a member of the Office of the Chief Executive of the Company. Mr. Boxberger and the Company have entered into a General Release and Settlement Agreement under which Mr. Boxberger will receive approximately $1,400 payable over a 12-month period. In addition, he will remain on the Company's payroll until the earlier to occur of December 3, 1999 or commencement of new employment. While on the Company's payroll, Mr. Boxberger will continue to receive reimbursement for reasonable expenses, including office and secretarial support as well as medical and other benefits.

  At the time of his resignation, Mr. Boxberger owned 393,256 shares of Common Stock. The Company will repurchase 228,088 of those shares at book value pursuant to a Stock Repurchase Agreement between Mr. Boxberger and the Company. Mr. Boxberger may retain the remaining 165,168 shares with the right to sell such shares in accordance with the Liquidity Schedule. (See Note 4). The excess of the fair market over the book value of approximately $1,400 will be recognized as a charge to earnings in the third quarter of fiscal 1999.

  Mr. Boxberger has loans outstanding with the Company which, as of December 3, 1998, amounted to an aggregate principal amount of $100. Such loans will be repaid by Mr. Boxberger in full by October 31, 1999. In addition, Mr. Boxberger and the Company are co-obligors on a bank loan in the principal amount of $1,000. The bank loan is secured by shares of Common Stock owned by Mr. Boxberger. The Company will reimburse Mr. Boxberger for interest on the bank loan until the earlier of the sale of Mr. Boxberger's home or December 3, 1999. After December 3, 1999, Mr. Boxberger shall pay all principal and interest due under such bank loan and shall repay or refinance the bank loan on or prior to the earlier of the sale of his home or November 30, 2000.

  The Company is currently evaluating its worldwide operations. As a result of this analysis a one time charge to earnings relating to staff downsizing, modification to existing stock repurchase agreements and office rationalization of approximately $3.9 million to $6.7 million may be incurred by the Company over the course of the Company's third and fourth quarters in fiscal 1999 as the costs are finalized. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Recent Events" and "Management--Executive Participation Programs--Executive Participation Program."

  In July 1998, the Company's Board of Directors unanimously approved a proposed IPO of its common stock. The completion of the IPO is subject to filing an effective registration statement with the Securities and Exchange Commission, the compliance by the Company with applicable state securities laws and favorable market conditions for an offering of the Common Stock.

  On June 8, 1998, the Company and Futurestep entered into a three-year contract for an exclusive alliance with The Wall Street Journal, which provides the Company with reduced advertising rates, requires the purchase by Futurestep of a minimum amount of print and on-line advertising and permits the use of The Wall Street Journal name in connection with promotion of the Futurestep service. All costs related to the contract are expensed as incurred. The contract requires the Company and Futurestep to purchase from The Wall Street Journal a minimum of $2.9 million, $3.4 million and $4.4 million of print and on-line advertising in the first, second and third year of the contract, respectively. From the beginning of the contract through January 31, 1999, the Company and Futurestep have purchased approximately $2 million of advertising. During renewal terms, the Company and Futurestep would be obligated to pay The Wall Street Journal a minimum annual payment amount equal to such amount for the immediately preceding year adjusted for inflation.

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES

  The contract with The Wall Street Journal has an initial term through June 2001 with options for renewal and is the first of its kind in the executive search industry. Any party to the contract may terminate the contract if at any time prior to the end of the first year of the contract, (i) Futurestep services have not been launched nationally, (ii) Futurestep ceases its operations or (iii) Futurestep ceases to provide certain services and operations it currently provides. Futurestep expects to launch its Futurestep services in the midwest region of the United States before June 1999, satisfying its obligation to launch nationally prior to the first anniversary of the contract. If any party terminates the contract for the above reasons prior to the end of the first year of the contact, then the Company and Futurestep would be obligated to pay The Wall Street Journal any unpaid remainder of the first year annual minimum payment amount. Futurestep may terminate the contract at any time during the second or third year of the contract for any reason and The Wall Street Journal may terminate the contract at any time if (a) the Company or Futurestep breach a material provision of the contract, (b) there is an effective change in control of the Company or Futurestep (other than pursuant to a registered offering) or (c) any party to the contract is adjudged to be insolvent or bankrupt. If the contract terminates for any of these reasons during the initial term, the Company and Futurestep would be obligated to pay any unpaid remainder of the annual minimum payment amount for the year in which termination occurs plus an additional $2.5 million. If The Wall Street Journal terminates the contract for the reasons cited above during a renewal term, then the Company and Futurestep would be obligated to pay any unpaid remainder of the annual minimum payment amount plus an additional $1.0 million.

  The Wall Street Journal is obligated under the contract to use reasonable commercial efforts to offer each employer which advertises positions in The Wall Street Journal the option of retaining Futurestep for services ranging from resume evaluation to complete management of the employer's recruitment process for the advertised positions. In addition, The Wall Street Journal must provide a direct link to Futurestep's website from The Wall Street Journal's careers website. The contract permits Futurestep to provide Futurestep registered candidates with access to career management advice through direct links from Futurestep's website to The Wall Street Journal's website and obligates Futurestep to pay to The Wall Street Journal a placement fee for each candidate referred to Futurestep by The Wall Street Journal that Futurestep places within 18 months after such referral. The Company, Futurestep and The Wall Street Journal have agreed not to promote competing services during the term of the contract.

  Effective May 1, 1998, the Company acquired Didier Vuchot & Associates in France for approximately $6,000 in cash, notes and mandatorily redeemable stock of a subsidiary of the Company. The stock of the subsidiary is exchangeable for Common Stock upon the achievement of certain performance targets over a four year period from the acquisition date. The difference between book value and fair market value has been recorded as a deferred compensation offset against shareholders' equity that will be amortized over the vesting period. All stock not so exchanged is mandatorily redeemable for a nominal amount at the end of the period. The acquisition was accounted for as a purchase. The fair market value of the net assets acquired was approximately $1,500. The excess of the cash and notes over this amount is related to employment contracts and is included in goodwill and other intangibles. The amount of the purchase price related to mandatorily redeemable stock of the subsidiary of $2,900 is contingent upon future performance and will be recognized as compensation expense as earned.

  Effective June 1, 1998, the Company acquired all of the outstanding shares of two firms in Switzerland in a combined transaction for $3,600 payable in cash, notes and mandatorily redeemable Common Stock of the Company. The acquisition was accounted for as a purchase. The fair market value of the net assets acquired was approximately $594. The excess of cash and notes over this amount is related to employment contracts of approximately $1,400 that is contingent upon future performance that will be recognized as compensation expense as earned. The purchase price in excess of these amounts has been allocated to goodwill.

--------------------------------------------------------------------------------

 No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, any Selling Shareholder or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                                 ------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   10
Use of Proceeds...........................................................   17
Dividend Policy...........................................................   17
Capitalization............................................................   18
Dilution..................................................................   20
Selected Financial and Other Data.........................................   21
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   23
Business..................................................................   36
Management................................................................   47
Certain Transactions......................................................   60
Principal and Selling Shareholders........................................   63
Description of Capital Stock..............................................   64
Shares Eligible for Future Sale...........................................   66
Underwriting..............................................................   67
Notice to Canadian Residents..............................................   69
Legal Matters.............................................................   70
Experts...................................................................   70
Available Information.....................................................   70
Index to Consolidated Financial Statements................................  F-1

                                 ------------

 Until         , 1999 (25 days after the commencement of the Offering) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        [LOGO OF KORN/FERRY INTERNATIONAL]

                               12,061,740 Shares
                                  Common Stock
                                 (no par value)

                                   PROSPECTUS

                           Credit Suisse First Boston

                          Donaldson, Lufkin & Jenrette

                            PaineWebber Incorporated

--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

  The following table sets forth the expenses, other than underwriting discounts and commissions, payable by the Company in connection with the issuance and distribution of the Common Stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the NYSE listing fee.

   Securities and Exchange Commission registration fee.............. $   67,850
   NASD filing fee..................................................     23,500
   NYSE listing fee.................................................    159,300
   Accounting fees and expenses.....................................  1,300,000
   Legal fees and expenses..........................................  1,600,000
   Blue Sky qualification fees and expenses.........................     15,000
   Printing and engraving expenses..................................    850,000
   Transfer agent and registrar fees................................      4,000
   Miscellaneous....................................................    180,350
                                                                     ----------
     Total.......................................................... $4,200,000
                                                                     ==========

--------
* To be completed by amendment.

Item 14. Indemnification of Directors and Officers

  The Company has adopted provisions in its Amended and Restated Articles of Incorporation that limit the liability of directors in certain instances. As permitted by the California General Corporation Law ("CGCL"), directors will not be liable to the Company for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. Such limitation does not affect liability for any breach of a director's duty to the Company or its shareholders (i) with respect to approval by the director of any transaction from which he derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that he believes to be contrary to the best interests of the Company or its shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern of inattention that amounts to an abdication of his duty to the Company or its shareholders, or that show a reckless disregard for his duty to the Company or its shareholders in circumstances in which he was, or should have been, aware, in the ordinary course of performing his duties, of a risk of serious injury to the Company or its shareholders, or (iii) based on transactions between the Company and its directors or another corporation with interrelated directors or on improper distributions, loans or guarantees under applicable sections of the CGCL. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission, although in certain circumstances equitable relief may not be available as a practical matter. The limitation may relieve the directors of monetary liability to the Company for grossly negligent conduct. No claim or litigation is currently pending against the Company's directors that would be affected by the limitations of liability.

  The Company's Amended and Restated Bylaws (the "Bylaws"), as amended, provide for the indemnification of directors and executive officers from any threatened, pending or completed action, suit or proceeding, whether formal or informal, by reason of their current or past service to the Company, and the reimbursement of any and all costs incurred by any such director or executive officer in regards thereto. The Bylaws also provide for the indemnification by the Company of any director of the Company, for any monetary damages arising from the imposition of joint and several liability upon such director for actions taken by other directors of the Company, except as not permitted by the CGCL.

  The Company has entered, or plans to enter, into agreements (the "Indemnification Agreements") with each of the directors and executive officers of the Company pursuant to which the Company has agreed to indemnify such director or executive officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or executive officer in or arising out of such person's capacity as a director or executive officer of the Company or any other corporation of which such person is a director at the request of the Company to the maximum extent provided by applicable law. In addition, such director or executive officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

  To the extent that the Board of Directors or the shareholders of the Company may in the future wish to limit or repeal the ability of the Company to provide indemnification as set forth in the Articles, such repeal or limitation may not be effective as to directors and executive officers who are parties to the Indemnification Agreements, because their rights to full protection would be contractually assured by the Indemnification Agreements. It is anticipated that similar contracts may be entered into, from time to time, with future directors of the Company.

  The Form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Company and its directors and officers for certain liabilities arising under the Securities Act of 1933 (the "Securities Act") or otherwise.

Item 15. Recent Sales of Unregistered Securities

  Set forth below is certain information concerning all sales of securities by the Company during the past three years that were not registered under the Securities Act.

  During the three years preceding the filing of this Registration Statement, the Company sold shares of Common Stock to its officers without registration under the Securities Act. Exemption from registration under the Securities Act for these sales is claimed under Regulation D promulgated under Section 4(2) of the Securities Act, Rule 701 promulgated under Section 3(b) of the Securities Act and Regulation S under the Securities Act. Each recipient of such securities represented in each transaction such recipient's intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions.

  Under the Company's Executive Participation Program (the "EPP"), the Company offered shares of Common Stock from the EPP's inception through January 31, 1996 at a purchase price equal to the book value of such share as of the end of the fiscal year immediately preceding such sale. During the three years preceding the filing of this Registration Statement, the following sales were made to officers pursuant to such annual offers for which exemption from registration under the Securities Act is claimed under Regulation D promulgated under Section 4(2) of the Securities Act: 60,216 shares on September 1, 1995, November 15, 1995, January 15, 1996, each for an aggregate of $119,980, respectively; 108,756 shares on May 1, 1996 for an aggregate of $245,789; 35,396 shares on July 1, 1996 for an aggregate of $79,995; and 15,384 shares on May 1, 1997 for an aggregate of $39,998.

  During the three years preceding the filing of this Registration Statement, the following sales were made to officers pursuant to such annual offers for which exemption from registration under the Securities Act is claimed under Rule 701 promulgated under Section 3(b) of the Securities Act: 20,072 shares on October 6, 1995 for an aggregate of $39,993; 18,372 shares on January 1, 1996 for an aggregate of $36,606, 35,392 shares on May 1, 1996 for an aggregate of $79,986; 17,696 shares on April 1, 1997 for an aggregate of $39,993; 46,152 shares on May 1, 1997 for an aggregate of $119,995; and 15,384 shares on April 30, 1998 for an aggregate of $39,998.

  During the three years preceding the filing of this Registration Statement, the following sales were made to officers pursuant to such annual offers for which exemption from registration under the Securities Act is claimed under Regulation S under the Securities Act: 99,840 shares on April 16, 1996 for an aggregate of $198,931; 97,496 shares on May 1, 1996 for an aggregate of $220,341; 61,940 shares on July 1, 1996 for an aggregate of $139,984; 60,224 shares on November 1, 1996 for an aggregate of $119,996; 15,384 shares on May 1, 1997 for an aggregate of $39,998; 30,768 shares on June 1, 1997 for an aggregate of $79,997; 30,768 shares on July 1,

1997 for an aggregate of $79,997; 15,384 shares on August 1, 1997 for an aggregate of $39,998; 15,384 shares on April 1, 1998 for an aggregate of $39,998; and 62,524 shares on August 1, 1998 for an aggregate of $174,286.

  Since the beginning of the fiscal quarter ended January 31, 1996, the Company has offered and sold shares of Common Stock quarterly to officers under the EPP at a purchase price equal to the book value of such share determined as a ratio of the book value as of the end of the fiscal year immediately preceding such sale and the book value as of the end of the fiscal year immediately following such sale, which ratio reflected the date during the fiscal year on which such sale was made. The Company has made the following quarterly offers and sales for which exemption from registration under the Securities Act is claimed under Regulation D promulgated under
Section 4(2) of the Securities Act: For the fiscal quarter ended January 31, 1996, the Company sold an aggregate of 58,752 shares for an aggregate of $124,995. For the fiscal quarter ended April 30, 1996, the Company sold an aggregate of 57,012 shares for an aggregate of $124,999. For the fiscal quarter ended July 31, 1996, the Company sold an aggregate of 1,155,912 shares for an aggregate of $2,612,361. For the fiscal quarter ended October 31, 1996, the Company sold an aggregate of 127,928 shares for an aggregate of $299,991.

  For the fiscal quarter ended January 1, 1997, the Company sold an aggregate of 61,728 shares for an aggregate of $149,999. For the fiscal quarter ended April 30, 1997, the Company sold an aggregate of 178,920 shares for an aggregate of $449,984. For the fiscal quarter ended July 31, 1997, the Company sold an aggregate of 423,072 shares for an aggregate of $1,099,987. For the fiscal quarter ended October 31, 1997, the Company sold an aggregate of 245,508 shares for an aggregate of $649,982.

  For the fiscal quarter ended January 1, 1998, the Company sold an aggregate of 204,072 shares for an aggregate of $549,974. For the fiscal quarter ended April 30, 1998, the Company sold an aggregate of 200,728 shares for an aggregate of $549,995. For the fiscal quarter ended July 31, 1998, the Company sold an aggregate of 645,696 shares for an aggregate of $1,799,878.

  The Company has made the following quarterly offers and sales for which exemption is claimed under Rule 701 promulgated under Section 3(b) of the Securities Act: For the fiscal quarter ended July 31, 1997, the Company sold an aggregate of 288,460 shares for an aggregate of $749,996. For the fiscal quarter ended April 30, 1998, the Company sold an aggregate of 27,372 shares for an aggregate of $74,999. For the fiscal quarter ended July 31, 1998, the Company sold an aggregate of 295,944 shares for an aggregate of $824,944.

  The Company has made the following quarterly sales and offers for which exemption is claimed under Regulation S under the Securities Act: For the fiscal quarter ended July 31, 1996, the Company sold an aggregate of 633,816 shares for an aggregate of $1,432,424. For the fiscal quarter ended October 31, 1996, the Company sold an aggregate of 223,872 shares for an aggregate of $524,980.

  For the fiscal quarter ended January 1, 1997, the Company sold an aggregate of 49,776 shares for an aggregate of $120,956. For the fiscal quarter ended April 30, 1997, the Company sold an aggregate of 208,816 shares for an aggregate of $525,172. For the fiscal quarter ended July 31, 1997, the Company sold an aggregate of 807,688 shares for an aggregate of $2,099,989. For the fiscal quarter ended October 31, 1997, the Company sold an aggregate of 84,984 shares for an aggregate of $224,995.

  For the fiscal quarter ended January 1, 1998, the Company sold an aggregate of 166,968 shares for an aggregate of $449,979. For the fiscal quarter ended April 30, 1998, the Company sold an aggregate of 538,316 shares for an aggregate of $1,474,986. For the fiscal quarter ended July 31, 1998, the Company sold an aggregate of 1,273,464 shares for an aggregate of $3,549,781.

  Under the Company's Supplemental Equity Participation Program, the Company offered shares of Common Stock at a purchase price equal to the fair market value, appraised as of June 30, 1998, to certain employees promoted to vice president and other persons hired as vice presidents of the Company between May 2, 1998 and the filing of this Registration Statement. On August 14, 1998, the Company sold an aggregate of (i) 81,984 shares for an aggregate of $899,979 for which exemption from registration under the Securities Act is claimed under

Regulation D promulgated under Section 4(2) of the Securities Act and (ii) 27,328 shares for an aggregate of $299,993 for which exemption from registration under the Securities Act is claimed under Regulation S under the Securities Act.

  As of June 30, 1998, the Company issued 1,551,008 shares of Common Stock upon conversion of 387,752 phantom stock units and stock appreciation rights in connection with the termination of the Company's Phantom Stock Plan and Amended and Restated Stock Right Plan. Exemption from registration under the Securities Act for this issuance is claimed under Section 3(a)(9) of the Securities Act.

  On August 11, 1998, the Company sold 105,672 shares of its Common Stock for an aggregate purchase price of $294,560 upon exercise by Didier Vuchot & Associates executives of their put option received in connection with the Company's acquisition of that firm in June 1998. Exemption from registration under the Securities Act for this issuance is claimed under Section 4(2) of the Securities Act.

  On August 17, 1998, the Company sold 130,624 shares of its Common Stock to certain executives of DRF-DR-MIRO (AG) and BGO AG for an aggregate purchase price of $364,114 in connection with the Company's acquisition of such executives' firms in August 1998. Exemption from registration under the Securities Act for this issuance is claimed under Section 4(2) of the Securities Act.

  Under the Company's Interim Executive Equity Participation Program, the Company offered shares of Common Stock at a purchase price equal to the fair market value, estimated by the Company as of December 31, 1998, to certain employees promoted to vice president and other persons hired as vice presidents of the Company after August 17, 1998. On December 31, 1998, the Company sold approximately 437,652 shares for an aggregate of $4,240,740 for which exemption from registration under the Securities Act is claimed under Rule 701 promulgated under Section 3(b) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

  (a) Exhibits.


 Exhibit
 Number                          Description of Exhibit
 -------                         ----------------------
  1.1**  Form of Underwriting Agreement
  3.1**  Amended and Restated Articles of Incorporation of the Company
  3.2**  Amended and Restated Bylaws of the Company
  4.1**  Specimen Common Stock certificate
  5.1**  Opinion of O'Melveny & Myers LLP
 10.1**  Form of Indemnification Agreement between the Company and each of its executive officers and directors
 10.2**  Performance Award Plan
 10.3**  Form of U.S. and International Worldwide Executive Benefit Retirement
          Plan
 10.4**  Form of U.S. and International Worldwide Executive Benefit Life
          Insurance Plan
 10.5**  Worldwide Executive Benefit Disability Plan (in the form of Long-Term
          Disability Insurance Policy)
 10.6**  Form of U.S. and International Enhanced Executive Benefit and Wealth
          Accumulation Plan
 10.7**  Form of U.S. and International Senior Executive Incentive Plan
 10.8**  Executive Salary Continuation Plan
 10.9**  Form of Stock Repurchase Agreement
 10.10** Form of Amended and Restated Stock Repurchase Agreement

 Exhibit
  Number                          Description of Exhibit
 -------                          ----------------------
 10.11**  Form of Standard Employment Agreement
 10.12**  Form of Deferred Compensation Election Form for Fiscal 1998
 10.13**  Stock Purchase Agreement between the Company, bill gross' idealab!,
           Mr. Singh and Korn/Ferry International Futurestep, Inc. dated
           December 1, 1997
 10.14**  Shareholders Agreement between the Company, bill gross' idealab!, Mr.
           Singh and Korn/Ferry International Futurestep, Inc. dated December
           1, 1997
 10.15**  Employment Agreement between Mr. Singh and Korn/Ferry International
           Futurestep, Inc. dated December 1, 1997
 10.16**  KFI/Singh Agreement between the Company and Mr. Singh dated December
           1, 1997
 10.17**  Stock Repurchase Agreement between the Company and Mr. Singh dated
           December 1, 1997
 10.18**  License Agreement between Self Discovery Dynamics LLC and Korn/Ferry
           International Futurestep, Inc. dated May 15, 1998
 10.19(1) Trademark License and Promotion Agreement between Dow Jones &
           Company, the Company and Korn/Ferry International Futurestep, Inc.
           dated June 8, 1998
 10.20**  Stock Purchase Agreement between the Company, Mr. Ferry, Henry B.
           Turner and Peter W. Mullin (as trustees of the Richard M. Ferry and
           Maude M. Ferry 1972 Children's Trust), the California Community
           Foundation and Richard M. Ferry Co-trustees, and the California
           Community Foundation dated June 2, 1995
 10.21**  Purchase Agreement dated December 31, 1994 between the Company and the parties named therein
 10.22**  Revolving Line Agreement dated January 31, 1997 between the Company and Mellon 1st Business Bank, as successor to 1st Business Bank, as amended June 19, 1998
 10.23**  Revolving Credit and Term Loan Agreement dated January 31, 1997 between the Company and Mellon 1st Business Bank, as successor to
           1st Business Bank
 10.24**  Promissory Note executed by the Company dated January 28, 1998 as co-
           obligor payable to Mellon 1st Business Bank, as successor to 1st
           Business Bank
 10.25**  Form of Additional Redemption Agreement
 10.26**  Amended and Restated Stock Right Plan
 10.27**  Form of U.S. and Foreign Executive Participation Program
 10.28**  Form of Supplemental Executive Equity Participation Program
 10.29**  Phantom Stock Plan
 10.30**  Form of Termination and Conversion Agreement for Stock Right Plan
 10.31**  Form of Termination and Conversion Agreement for Phantom Stock Plan
 10.32**  General Release and Settlement Agreement between the Company and Mr.
           Boxberger dated December 3, 1998
 10.33**  Form of Interim Executive Equity Participation Program
 21.1**   Subsidiaries of the Company
 23.1     Consent of Arthur Andersen LLP
 23.3**   Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)
 24.1**   Power of Attorney
 27.1     Financial Data Schedule

--------
(1) Confidential treatment has been requested for a portion of this Exhibit.

**  Previously filed.

  (b) Financial Statement Schedules

  Schedule II--Korn/Ferry International Allowance for Doubtful Accounts

Item 17. Undertakings

  (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 7 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on February 9, 1999.

                                          KORN/FERRY INTERNATIONAL

                                          By:                *
                                             ----------------------------------
                                                  Elizabeth S.C.S. Murray
                                                Chief Financial Officer and
                                                  Executive Vice President

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                   Date
             ---------                           -----                   ----

                 *                   Chair of the Board            February 9, 1999
____________________________________
          Richard M. Ferry

                 *                   Chief Executive Officer,      February 9, 1999
____________________________________  President and Director
          Windle B. Priem

                 *                   Chief Financial Officer and   February 9, 1999
____________________________________  Executive Vice President
      Elizabeth S.C.S. Murray

                 *                   Vice President of Finance     February 9, 1999
____________________________________  (Principal Accounting
          Donald E. Jordan            Officer)

                 *                   Director                      February 9, 1999
____________________________________
        Paul Buchanan-Barrow

        /s/ Peter L. Dunn            Director                      February 9, 1999
____________________________________
           Peter L. Dunn

                 *                   Director                      February 9, 1999
____________________________________
          Timothy K. Friar

                 *                   Director                      February 9, 1999
____________________________________
         Sakie T. Fukushima

                 *                   Director                      February 9, 1999
____________________________________
          Scott E. Kingdom

             Signature                           Title                   Date
             ---------                           -----                   ----

                 *                   Director                      February 9, 1999
____________________________________
          Young Kuan-Sing

                 *                   Director                      February 9, 1999
____________________________________
           Raimondo Nider

                 *                   Director                      February 9, 1999
____________________________________
      Manuel A. Papayanopulos

                 *                   Director                      February 9, 1999
____________________________________
         Michael A. Wellman

     /s/ Peter L. Dunn
*By: __________________________
         Peter L. Dunn
       Attorney-in-Fact

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Korn/Ferry International and Subsidiaries:

  We have audited in accordance with generally accepted auditing standards, the consolidated financial statements of Korn/Ferry International and subsidiaries included in this registration statement and we expect to be in a position to issue our report thereon dated July 31, 1998. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule II--Korn/Ferry International Allowance for Doubtful Accounts is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                                            Arthur Andersen LLP

Los Angeles, California
July 31, 1998

                                  SCHEDULE II

                   KORN/FERRY INTERNATIONAL AND SUBSIDIARIES
                                 (in thousands)

                                     Balance at Charged to           Balance at
                                     Beginning  Costs and              End of
                                      of Year    Expenses  Deduction    Year
                                     ---------- ---------- --------- ----------
Year Ended April 30:
Allowance for Doubtful Accounts
  1998..............................   $3,846     $2,427    $  (883)   $5,390
  1997..............................    3,341      2,196     (1,691)    3,846
  1996..............................    2,292      1,590       (541)    3,341





  The accompanying notes to consolidated financial statements are in integral part of these statements.

                               INDEX TO EXHIBITS

 Exhibit
  Number                          Description of Exhibit
 -------                          ----------------------
  1.1**   Form of Underwriting Agreement
  3.1**   Amended and Restated Articles of Incorporation of the Company
  3.2**   Amended and Restated Bylaws of the Company
  4.1**   Specimen Common Stock certificate
  5.1**   Opinion of O'Melveny & Myers LLP
 10.1**   Form of Indemnification Agreement between the Company and each of its executive officers and directors
 10.2**   Performance Award Plan
 10.3**   Form of U.S. and International Worldwide Executive Benefit Retirement
           Plan
 10.4**   Form of U.S. and International Worldwide Executive Benefit Life
           Insurance Plan
 10.5**   Worldwide Executive Benefit Disability Plan (in the form of Long-Term
           Disability Insurance Policy)
 10.6**   Form of U.S. and International Enhanced Executive Benefit and Wealth
           Accumulation Plan
 10.7**   Form of U.S. and International Senior Executive Incentive Plan
 10.8**   Executive Salary Continuation Plan
 10.9**   Form of Stock Repurchase Agreement
 10.10**  Form of Amended and Restated Stock Repurchase Agreement
 10.11**  Form of Standard Employment Agreement
 10.12**  Form of Deferred Compensation Election Form for Fiscal 1998
 10.13**  Stock Purchase Agreement between the Company, bill gross' idealab!,
           Mr. Singh and Korn/Ferry International Futurestep, Inc. dated
           December 1, 1997
 10.14**  Shareholders Agreement between the Company, bill gross' idealab!, Mr.
           Singh and Korn/Ferry International Futurestep, Inc. dated December
           1, 1997
 10.15**  Employment Agreement between Mr. Singh and Korn/Ferry International
           Futurestep, Inc. dated December 1, 1997
 10.16**  KFI/Singh Agreement between the Company and Mr. Singh dated December
           1, 1997
 10.17**  Stock Repurchase Agreement between the Company and Mr. Singh dated
           December 1, 1997
 10.18**  License Agreement between Self Discovery Dynamics LLC and Korn/Ferry
           International Futurestep, Inc. dated May 15, 1998
 10.19(1) Trademark License and Promotion Agreement between Dow Jones &
           Company, the Company and Korn/Ferry International Futurestep, Inc.
           dated June 8, 1998
 10.20**  Stock Purchase Agreement between the Company, Mr. Ferry, Henry B.
           Turner and Peter W. Mullin (as trustees of the Richard M. Ferry and
           Maude M. Ferry 1972 Children's Trust), the California Community
           Foundation and Richard M. Ferry Co-trustees, and the California
           Community Foundation dated June 2, 1995
 10.21**  Purchase Agreement dated December 31, 1994 between the Company and the parties named therein
 10.22**  Revolving Line Agreement dated January 31, 1997 between the Company and Mellon 1st Business Bank, as successor to 1st Business Bank, as amended June 19, 1998
 10.23**  Revolving Credit and Term Loan Agreement dated January 31, 1997 between the Company and Mellon 1st Business Bank, as successor to
           1st Business Bank

--------
(1) Confidential treatment has been requested for a portion of this Exhibit.

 ** Previously filed.

 Exhibit
 Number                          Description of Exhibit
 -------                         ----------------------
 10.24** Promissory Note executed by the Company dated January 28, 1998 as co-
          obligor payable to Mellon 1st Business Bank, as successor to 1st
          Business Bank
 10.25** Form of Additional Redemption Agreement
 10.26** Amended and Restated Stock Right Plan
 10.27** Form of U.S. and Foreign Executive Participation Program
 10.28** Form of Supplemental Executive Equity Participation Program
 10.29** Phantom Stock Plan
 10.30** Form of Termination and Conversion Agreement for Stock Right Plan
 10.31** Form of Termination and Conversion Agreement for Phantom Stock Plan
 10.32** General Release and Settlement Agreement between the Company and Mr.
          Boxberger dated December 3, 1998
 10.33** Form of Interim Executive Equity Participation Program
 21.1**  Subsidiaries of the Company
 23.1    Consent of Arthur Andersen LLP
 23.3**  Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)
 24.1**  Power of Attorney
 27.1    Financial Data Schedule

--------
(1) Confidential treatment has been requested for a portion of this Exhibit.

**  Previously filed.